Neither the TSX Venture Exchange nor any securities commission has in any way passed upon the merits of the transaction described herein and any representation to the contrary is an offence.

NOTICES AND
JOINT INFORMATION CIRCULAR

for

Special General Meeting

of

LINCOLN GOLD CORPORATION

and

Extraordinary General Meeting

of

LPT CAPITAL LTD.

January 19, 2009

LINCOLN GOLD CORPORATION
Suite 350 - 885 Dunsmuir Street
Vancouver, British Columbia
V6C 1N5

NOTICE OF SPECIAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that a special general meeting (the "Lincoln Meeting") of shareholders of Lincoln Gold Corporation ("Lincoln") will be held at 10th Floor, 595 Howe Street, Vancouver, British Columbia, on February 18, 2009 at the hour of 10:00 a.m. (Vancouver time) for the following purposes:

  To consider and, if thought fit, to pass a special resolution (the "Continuance Resolution") authorizing and approving the continuance of Lincoln out of the federal jurisdiction of the Canada Business Corporations Act ("CBCA") and into British Columbia under the British Columbia Business Corporations Act ("BCBCA") and the implementation of constating documents of Lincoln in connection therewith, as more particularly described in the accompanying Joint Information Circular;

  To consider and, if thought fit, to pass a special resolution (the "Arrangement Resolution") authorizing and approving the business combination of LPT Capital Ltd. ("LPT") and Lincoln by way of arrangement (the "Arrangement") under Part 9, Division 5 of the BCBCA which involves LPT issuing to the Shareholders of Lincoln approximately 23,000,000 common shares of LPT on a post 1-for-1.5 consolidation basis in exchange for the issued and outstanding common shares of Lincoln and Lincoln becoming a wholly-owned subsidiary of LPT through a merger with a subsidiary of LPT, as more fully set forth in the accompanying Joint Information Circular; and

  To transact such further or other business as may properly come before the Lincoln Meeting and any adjournment thereof.

Copies of the Arrangement Agreement and the text of the resolution referred to in paragraph 2 above are set out in Schedule "F" and Schedule "A", respectively, to the accompanying Joint Information Circular. The text of the resolution is incorporated herein by reference.

TAKE NOTICE that pursuant to the CBCA, you as a registered shareholder of Lincoln ("Lincoln Shareholder") may until 10:00 a.m. (Vancouver time) on February 18, 2009 give Lincoln a notice of objection by registered mail addressed to Lincoln at Suite 350, 885 Dunsmuir Street, Vancouver, British Columbia, V6C 1N5 with respect to the Continuance Resolution. As a result of giving a notice of objection you may, on receiving a notice of implementation of the Continuance Resolution under Section 190 of the CBCA, require Lincoln to purchase all of your shares of Lincoln in respect of which the notice of dissent was given, as summarized in the accompanying Joint Information Circular.

TAKE NOTICE that pursuant to the Interim Order of the Supreme Court of British Columbia dated January 19, 2009 and the BCBCA, you as a Lincoln Shareholder may until 4:30 p.m. (Vancouver time) on February 16, 2009 give a notice of dissent by registered mail addressed to Lincoln at Suite 350, 885 Dunsmuir Street, Vancouver, British Columbia, V6C 1N5 with respect to the Arrangement Resolution. As a result of giving a notice of dissent a Lincoln Shareholder may, on receiving a notice of intention to act from Lincoln under Section 243 of the BCBCA, require Lincoln to purchase all of the shares of Lincoln held by such Lincoln Shareholder in respect of which the notice of dissent was given, and be paid the fair value of those shares in accordance with Section 245 of the BCBCA. These dissent rights are described in the accompanying Joint Information Circular.

Accompanying this Notice are the Joint Information Circular in respect of the Lincoln Meeting (which includes the full text of the above resolutions and detailed information relating to the matters to be addressed at the Lincoln Meeting) and a form of Proxy, and such Information Circular is incorporated by reference into this Notice. Shareholders unable to attend the Lincoln Meeting in person should read the notes to the Proxy and complete and return the Proxy to Lincoln's Transfer Agent, Computershare Investor Services by mail or delivery to 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, or by facsimile within North America to 1-866-249-7775 and outside North America to (416) 263-9524. All proxies must be received no later than 48 hours prior to the commencement of the Lincoln Meeting.

If you are a non-registered holder of shares of Lincoln and received these materials through your broker or another intermediary, please complete and return the form of proxy in accordance with instructions provided to you by your broker or such other intermediary.

The enclosed form of proxy appoints nominees of management as proxyholder and you may amend the proxy, if you wish, by inserting in the space provided the name of the person you wish to represent you as proxyholder at the Lincoln Meeting.

DATED this 19th day of January, 2009.

"Paul Saxton"
PAUL SAXTON
President and Chief Executive Officer

Lincoln Shareholders unable to attend the Lincoln Meeting are requested to date, sign and return their form of proxy in the enclosed envelope.

LPT CAPITAL LTD.
1383 Marinaside Crescent, Suite 805
Vancouver, British Columbia
V6Z 2W9

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an extraordinary general meeting (the "LPT Meeting") of shareholders of LPT Capital Ltd. ("LPT") will be held at 625 Howe Street, Suite 700, Vancouver, British Columbia, on February 18, 2009 at the hour of 10:30 a.m. (Vancouver time) for the following purposes:

  To consider and, if thought fit, to pass an ordinary resolution (the "Consolidation Resolution") authorizing and approving the consolidation (the "Consolidation") of LPT's outstanding common shares on a 1 (new) for 1.5 (old) basis; and

  To transact such further or other business as may properly come before the LPT Meeting and any adjournment thereof.

The full text of the Consolidation Resolution set out in the accompanying Joint Information Circular.

The Consolidation forms part of a larger transaction between LPT and Lincoln Gold Corporation ("Lincoln") consisting of a business combination of LPT and Lincoln by way of an arrangement (the "Arrangement") of Lincoln under Part 9, Division 5 of the BCBCA. The Arrangement involves LPT issuing to the shareholders of Lincoln approximately 23,000,000 common shares of LPT on a post-Consolidation basis in exchange for the issued and outstanding common shares of Lincoln, the exchange of outstanding warrants of Lincoln for warrants of LPT based on the exchange ratio implied by such exchange of Lincoln shares for LPT shares, and Lincoln becoming a wholly-owned subsidiary of LPT through a merger with a subsidiary of LPT, as more fully set forth in the accompanying Joint Information Circular.

The Consolidation, the Arrangement and the concurrent private placement described in the Joint Information Circular will constitute LPT's "Qualifying Transaction" under the policies of the TSX Venture Exchange.

Accompanying this Notice are the Joint Information Circular in respect of the LPT Meeting (which includes the full text of the Consolidation Resolution and detailed information relating to matters to be addressed at the LPT Meeting) and a form of Proxy, and such Information Circular is incorporated by reference into this Notice.

Shareholders of LPT unable to attend the LPT Meeting in person should read the notes to the Proxy and complete and return the Proxy to LPT's Transfer Agent, Olympia Trust Company by mail or delivery to 1900 Cathedral Place, 925 West Georgia Street, Vancouver, British Columbia, V6C 3L2, or by facsimile within North America to (604) 484-8637. All proxies must be received no later than 48 hours prior to the commencement of the LPT Meeting.

If you are a non-registered holder of shares of LPT and received these materials through your broker or another intermediary, please complete and return the form of proxy in accordance with instructions provided to you by your broker or such other intermediary.

The enclosed form of proxy appoints nominees of management as proxyholder and you may amend the proxy, if you wish, by inserting in the space provided the name of the person you wish to represent you as proxyholder at the LPT Meeting.

DATED this 19th day of January, 2009.

"Philip J. Walsh"
PHILIP J. WALSH, President and Chief Executive Officer

Shareholders of LPT unable to attend the LPT Meeting are requested to date, sign and return their form of proxy in the enclosed envelope.

TABLE OF CONTENTS
PAGE
SUMMARY	1
THE MEETINGS	1
SUMMARY OF THE COMPANIES AND THE TRANSACTIONS	1
GLOSSARY OF DEFINED TERMS	12
GLOSSARY OF TECHNICAL TERMS	15
UNITS OF MEASURE	18
REPORTING CURRENCIES	18
GENERAL PROXY INFORMATION	1
SOLICITATION OF PROXIES	1
APPOINTMENT OF PROXYHOLDER	1
VOTING BY PROXY	1
COMPLETION AND RETURN OF PROXY	2
NON-REGISTERED SHAREHOLDERS	2
REVOCABILITY OF PROXY	3
RECORD DATE AND VOTING SHARES	3
PRINCIPAL SECURITYHOLDERS	4
INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON	4
INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS	5
MANAGEMENT CONTRACTS	6
LINCOLN SPECIAL GENERAL MEETING MATTERS	6
APPROVAL OF CONTINUANCE UNDER THE BCBCA	6
APPROVAL OF LINCOLN ARRANGEMENT RESOLUTION	9
LPT EXTRAORDINARY GENERAL MEETING MATTERS	9
APPROVAL OF LPT CONSOLIDATION RESOLUTION	9
THE ARRANGEMENT	10
GENERAL	10
PRINCIPAL STEPS	10
FRACTIONAL SHARES	11
DIRECTORS AND OFFICERS OF LPT AFTER THE ARRANGEMENT	11
REASONS FOR THE ARRANGEMENT	11
RECOMMENDATIONS OF THE DIRECTORS	11
ARRANGEMENT RISK FACTORS	12
EFFECTS OF THE ARRANGEMENT ON SHAREHOLDERS' RIGHTS	13
CONDUCT OF MEETINGS AND OTHER APPROVALS	13
FAIRNESS OPINION	14
EXCHANGE OF CERTIFICATES	14
FEES AND EXPENSES	15
EFFECTIVE DATE OF ARRANGEMENT	15
EXISTING LINCOLN WARRANTS	15
ARRANGEMENT AGREEMENT	16
RIGHTS OF DISSENT	20
CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS	22
CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS	26
SECURITIES LAWS CONSIDERATIONS	39
LPT CAPITAL LTD.	42
CORPORATE STRUCTURE	42
GENERAL DEVELOPMENT AND DESCRIPTION OF THE BUSINESS	42
DIVIDENDS OR DISTRIBUTIONS	43
MANAGEMENT'S DISCUSSION AND ANALYSIS	43
CONSOLIDATED CAPITALIZATION	45
PRIOR SALES	45
PRINCIPAL SECURITYHOLDERS	46
DIRECTORS AND EXECUTIVE OFFICERS	46
CORPORATE CEASE TRADE ORDERS OR BANKRUPTCIES	47
PENALTIES OR SANCTIONS	48
PERSONAL BANKRUPTCIES	48
EXECUTIVE COMPENSATION	48
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	50
AUDIT COMMITTEES AND CORPORATE GOVERNANCE	50
RISK FACTORS	53
PROMOTERS	54
LEGAL PROCEEDINGS AND REGULATORY ACTIONS	54
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	54
AUDITOR, TRANSFER AGENT AND REGISTRAR	54
MATERIAL CONTRACTS	54
OTHER MATERIAL FACTS	55
LPT SUB	55
LINCOLN GOLD CORPORATION	55
CORPORATE STRUCTURE	55
GENERAL DEVELOPMENT AND DESCRIPTION OF THE BUSINESS	55
DIVIDENDS OR DISTRIBUTIONS	79
MANAGEMENT'S DISCUSSION AND ANALYSIS	79
AUTHORIZED AND ISSUED SHARE CAPITAL	79
CONSOLIDATED CAPITALIZATION	80
PRIOR SALES	80
ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON RESALE	81
PRINCIPAL SECURITYHOLDERS	81
DIRECTORS AND OFFICERS	81
EXECUTIVE COMPENSATION	85
INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS	88
AUDIT COMMITTEE	88
CORPORATE GOVERNANCE	94
RISK FACTORS	97
PROMOTER	103
LEGAL PROCEEDINGS AND REGULATORY ACTIONS	104
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	104
INVESTOR RELATIONS ARRANGEMENTS	105
AUDITORS, TRANSFER AGENTS AND REGISTRARS	105
MATERIAL CONTRACTS	105
OTHER MATERIAL FACTS	106
INFORMATION CONCERNING THE RESULTING ISSUER	106
NAME AND INCORPORATION	106
INTERCORPORATE RELATIONSHIPS	106
DESCRIPTION OF THE BUSINESS	106
DESCRIPTION OF THE SECURITIES	107
PRO FORMA CAPITALIZATION	107
FULLY DILUTED SHARE CAPITAL	107
AVAILABLE FUNDS AND PRINCIPAL PURPOSES	108
DIRECTORS, OFFICERS AND PROMOTERS	109
PROMOTER CONSIDERATION	111
CONFLICTS OF INTEREST	111
EXECUTIVE COMPENSATION	111
COMPENSATION OF DIRECTORS	112
INDEBTEDNESS OF DIRECTORS, OFFICERS, PROMOTERS AND OTHER MANAGEMENT	112
INVESTOR RELATIONS ARRANGEMENTS	112
OPTIONS TO PURCHASE SECURITIES	112
RISK FACTORS	113
ESCROWED SECURITIES	113
AUDITORS	114
REGISTRAR AND TRANSFER AGENT	114
MATERIAL CONTRACTS	114
OTHER MATERIAL FACTS	115
EXPERTS	115
INFORMATION AND APPROVALS	116
ADDITIONAL INFORMATION AND FINANCIAL STATEMENTS	116
CERTIFICATE OF LPT CAPITAL LTD.	117
CERTIFICATE OF LINCOLN GOLD CORPORATION	118

CONSENT OF DAVIDSON & COMPANY LLP
CONSENT OF MANNING ELLIOT LLP

SCHEDULE "A" ARRANGEMENT RESOLUTION

SCHEDULE "B-1" LPT INTERIM FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008

SCHEDULE "B-2" LPT AUDITED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2007 and 2006

SCHEDULE "C-1" LINCOLN INTERIM FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008

SCHEDULE "C-2" LINCOLN AUDITED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 and 2005

SCHEDULE "D-1" LINCOLN MD&A FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008

SCHEDULE "D-2" LINCOLN MD&A FOR THE YEAR ENDED DECEMBER 31, 2007

SCHEDULE "D-3" LINCOLN MD&A FOR THE YEAR ENDED DECEMBER 31, 2006

SCHEDULE "E" PRO FORMA LPT CONSOLIDATED FINANCIAL STATEMENTS

SCHEDULE "F" ARRANGEMENT AGREEMENT WITH ATTACHED PLAN OF ARRANGEMENT

SCHEDULE "G" FAIRNESS OPINION OF STEPHEN W. SEMENIUK

SCHEDULE "H" INTERIM ORDER

SCHEDULE "I" NOTICE OF APPLICATION FOR FINAL ORDER

SCHEDULE "J" PART 8, DIVISION 2 OF THE BUSINESS CORPORATIONS ACT (B.C.)

SCHEDULE "K" SECTION 190 OF THE CANADA BUSINESS CORPORATIONS ACT

SCHEDULE "L" SUMMARY COMPARISON OF BCBCA TO CBCA

SUMMARY

The following is a summary of the principal features of the Arrangement and certain other matters and should be read together with the more detailed information and financial data and statements contained elsewhere in the Information Circular, including the schedules hereto. Capitalized terms used in this Summary are defined in the Glossary of Defined Terms which follows or elsewhere in the Information Circular. This Summary is qualified in its entirety by the more detailed information appearing or referred to elsewhere herein.

THE MEETINGS

Times, Dates, and Places of Meetings

The Lincoln Meeting will be held on February 18, 2009 at 10:00 a.m. (Vancouver time) at 10th Floor, 595 Howe Street, Vancouver, British Columbia.

The LPT Meeting will be held on February 18, 2009 at 10:30 a.m. (Vancouver time) at 625 Howe Street, Suite 700, Vancouver, British Columbia.

The Record Date

The Record Date for determining the Lincoln Shareholders eligible to vote at the Lincoln Meeting is December 30, 2008 and the Record Date for determining the LPT Shareholders eligible to vote at the LPT Meeting is December 30, 2008.

Purposes of the Meetings

This Information Circular is furnished in connection with the solicitation of proxies by management of each of LPT and Lincoln for use at their respective Meetings.

LPT Meeting

At the LPT Meeting, LPT Shareholders will be asked to consider and to pass the Consolidation Resolution. See "LPT Extraordinary General Meeting Matters" in the Information Circular.

In addition, disclosure of the Arrangement and a concurrent Private Placement of LPT, which together with the Consolidation will comprise LPT's Qualifying Transaction under the rules and policies of the TSXV applicable to capital pool companies, is contained in the Information Circular.

Lincoln Meeting

At the Lincoln Meeting, Lincoln Shareholders will be asked to consider and to pass the Continuance Resolution and the Arrangement Resolution approving the Arrangement. See "Lincoln Special General Meeting Matters" and "The Arrangement" in the Information Circular.

SUMMARY OF THE COMPANIES AND THE TRANSACTIONS

The Companies

LPT, a British Columbia company, is a capital pool company listed on the TSXV. See "LPT Capital Ltd.". Lincoln, a company continued and existing under the CBCA, is a junior mineral exploration company listed on the OTC Bulletin Board with properties in Nevada and Mexico. See "Lincoln Gold Corporation". Under the Arrangement, Lincoln will be acquired by LPT and will as a result become a wholly-owned subsidiary of LPT through a merger with LPT Sub. Upon completion of the Arrangement and the Qualifying Transaction and receipt of all necessary regulatory approvals, LPT will be a larger company indirectly holding all of Lincoln's interests in mineral properties and will be listed on the TSXV as a Tier 2 mining issuer. LPT is also expected to change its name to "Lincoln Mining Corporation". See "Information Concerning the Resulting Issuer" in the Information Circular. See also "LPT Sub".

The Continuance

Purpose and Benefits of Continuance

The board of directors of Lincoln approved the Continuance on January 15, 2009, subject to receipt of certain regulatory and shareholder approvals. Under the provisions of the CBCA, in order for a corporation to effect an arrangement its board of directors must be satisfied that that the corporation is not "insolvent" as defined in the CBCA. Such definition includes a requirement that the realizable value of the assets of the corporation be less than the aggregate of its liabilities and stated capital of all classes, which in practice is a difficult test to apply conclusively. The arrangement provisions of the BCBCA, however, do not contain any similar insolvency requirements.

Management has therefore determined that Lincoln should continue under the BCBCA and the Arrangement be effected under the BCBCA, which will avoid any uncertainty as to whether the insolvency requirements of the CBCA have been met in respect of the Arrangement. In addition, management considers it appropriate and useful that Lincoln, which upon completion of the Arrangement will be a wholly-owned subsidiary of LPT, be governed by the same corporate legislation as LPT.

Recommendations of the Directors

The board of directors of Lincoln has reviewed the proposed Continuance and concluded that the Continuance is fair and in the best interest of the Lincoln Shareholders.

The board of directors of Lincoln unanimously recommends that the Lincoln Shareholders vote in favour of the Continuance.

Shareholder Approval

In order for the special resolution of Lincoln set out in this Information Circular approving the Continuance to be effective, it must be passed by at least two-third of the votes cast by the holders of Lincoln Shares present in person or represented by proxy at the Lincoln Meeting.

Right to Dissent

Registered Shareholders of Lincoln Shares have the right to dissent in respect of the Continuance and to be paid the fair value of their shares upon compliance with the provisions of the CBCA. Refer to "Lincoln Special General Meeting Matters - Approval of Continuance under the BCBCA - Rights of Dissent".

The Consolidation

Purpose and Benefits of Consolidation

The board of directors of LPT approved the Consolidation on December 30, 2008, subject to receipt of certain regulatory and shareholder approvals. As part of the structuring of the outstanding share capital of LPT in connection with the Arrangement, LPT and Lincoln agreed to a consolidation of LPT's outstanding common shares on a 1 (new) for 1.5 (old) basis. The issuance of 23,000,000 Post Consolidation LPT Shares to Lincoln Shareholders under the Arrangement was negotiated on the basis of the Consolidation having been completed. The Consolidation is a condition to the closing of the Arrangement. In addition, the Private Placement is structured on a post-Consolidation basis.

As part of the Consolidation in accordance with requirements of the TSXV, and in anticipation of the completion of the Arrangement, LPT will change its name to "Lincoln Mining Corporation".

Recommendations of the Directors

The board of directors of LPT has reviewed the proposed Consolidation and concluded that the Consolidation is fair and in the best interest of the LPT Shareholders.

The board of directors of LPT unanimously recommends that the LPT Shareholders vote in favour of the Consolidation.

Shareholder Approval

In order for the ordinary resolution of LPT set out in this Information Circular approving the Consolidation to be effective, it must be passed by a simple majority (be greater than 50%) of the votes cast by the holders of LPT Shares present in person or represented by proxy at the LPT Meeting.

The Arrangement

Summary

The principal features of the Arrangement may be summarized as follows (and is qualified in its entirety by reference to the full text of the Arrangement Agreement):

    all Dissenting Shares will be deemed to have been transferred to Lincoln and the holders of such Dissenting Shares will cease to have any rights as Lincoln Shareholders other than the right to be paid the fair value of their Lincoln Shares;

    Lincoln and LPT Sub will merge and continue as one new corporation with the same effect as if they were amalgamated under Section 269 of the BCBCA, and the separate legal existence of Lincoln will not cease and Lincoln will survive the Merger;

    the separate legal existence of LPT Sub will cease without LPT Sub being liquidated or wound-up;

    LPT will be issued 1 common share of the Merged Company in exchange for the one common share of LPT Sub held by LPT, and as a result the Merged Company will be a wholly-owned subsidiary of LPT; and

    all of the outstanding Lincoln Shares will be exchanged for Post Consolidation LPT Shares on the basis of the Exchange Ratio, such that each holder of outstanding Lincoln Shares will receive that number of Post Consolidation LPT Shares (excluding fractions) as is equal to the number of Lincoln Shares held by such former holder of Lincoln Shares immediately prior to the Effective Time multiplied by the Exchange Ratio. In consideration of the issuance of the Post Consolidation LPT Shares, the Merged Company will issue to LPT one common share in the capital of the Merged Company for each Post Consolidation LPT Share issued.

In connection with the Arrangement, all existing Lincoln Options and LPT Options will be cancelled and the existing Lincoln Warrants will, pursuant to the adjustment provisions thereof, become warrants to purchase Post Consolidation LPT Shares having substantially the same terms as the Lincoln Warrants except that the exercise price and number of Post Consolidation LPT Shares that may be purchased will be adjusted to reflect the Exchange Ratio and the Arrangement.

There are currently 6,000,000 LPT Shares outstanding and there are 55,392,000 Lincoln Shares outstanding. After giving effect to the transactions contemplated by the Arrangement Agreement, including the Consolidation and the Private Placement, there will be approximately 53,199,510 Post Consolidation LPT Shares outstanding, of which approximately 43% will be held by the former Lincoln Shareholders, assuming that no Lincoln Options, no Lincoln Warrants, no LPT Options and no LPT

Warrants are exercised or converted, 23,529,412 Post Consolidation LPT Shares are issued pursuant to the Private Placement (assuming the Private Placement raises $4,000,000 through the issue of Equity Units), 1,258,333 Post Consolidation LPT Shares are issued under the QT Finder's Fee and 1,411,765 Post Consolidation LPT Shares are issued under the PP Finder's Fee.

See "The Arrangement" in the Information Circular. The full particulars of the Arrangement are contained in the Plan of Arrangement, a copy of which is attached as Exhibit I to Schedule "F" and incorporated by reference in this Information Circular.

Directors and Officers of LPT Following the Arrangement

Under the terms of the Arrangement, LPT's board of directors will consist of four (4) directors. The board of directors of LPT will comprise Philip J. Walsh, Paul Saxton, Andrew Milligan and Marc S. LeBlanc. Paul Saxton will be appointed as President and Chief Executive Officer, Herrick Lau will be appointed as Chief Financial Officer and Jeffrey L. Wilson will be appointed Vice-President, Exploration. See "The Arrangement - Directors and Officers of LPT after the Arrangement".

Reasons for the Arrangement

LPT and Lincoln believe that the Transaction and business combination of Lincoln and LPT contemplated by the Arrangement Agreement are in the best interests of their respective Shareholders as the Shareholders of the Companies are expected to benefit from combining the property portfolio and exploration expertise of Lincoln with the financial resources and TSXV listing of LPT and for the various other reasons set forth under "The Arrangement - Reasons for the Arrangement" and "The Arrangement - Recommendations of the Directors" in the Information Circular.

Available Funds

Pursuant to the Arrangement Lincoln will be acquired by LPT and will become a wholly-owned subsidiary of LPT. As of November 30, 2008, Lincoln and LPT collectively held approximately $270,000 in available funds, which, if the Arrangement completes, will be available to LPT for use for exploration and development of Lincoln's properties and to pay for the costs of the Arrangement. As part of the Arrangement and Qualifying Transaction, Lincoln will complete the Debt Settlement and LPT will complete the Private Placement. Assuming completion of the Debt Settlement and the minimum proceeds of $3,380,000 is raised under the Private Placement, approximately $3,650,000 will be available to LPT for use for exploration and development of Lincoln's properties and to pay for the costs of the Arrangement and the Qualifying Transaction. See "Information Concerning The Resulting Issuer - Use of Available Funds", "LPT Capital Ltd. - Management's Discussion and Analysis" and "Lincoln Gold Corporation - Management's Discussion and Analysis".

Fairness Opinion

Stephen W. Semeniuk, CFA has provided an opinion to the board of directors of Lincoln that the Arrangement, from a financial point of view, is fair and reasonable to the Shareholders of Lincoln. See "The Arrangement - Fairness Opinion" in the Information Circular.

CPC Qualifying Transaction

The Transaction will constitute LPT's "Qualifying Transaction" and will not be a "Non-Arm's Length Qualifying Transaction" as those terms are defined in the policies of the TSXV.

As a result, other than in respect of the Consolidation, the acquisition by LPT of Lincoln and the other transactions contemplated by the Arrangement Agreement do not require approval by the shareholders of LPT.

Recommendations of the Directors

The board of directors of each of LPT and Lincoln has reviewed the Arrangement Agreement, including the Plan of Arrangement, and in the case of Lincoln the opinion of Stephen W. Semeniuk, CFA, and concluded that the transactions contemplated by the Arrangement Agreement are fair and reasonable to the Shareholders of each of LPT and Lincoln, respectively, and in the best interests of each of Lincoln and LPT, respectively.

The board of directors of Lincoln recommends that its Shareholders vote in favour of the Arrangement Resolution. See "The Arrangement - Recommendations of the Directors".

Conditions to the Arrangement

The completion of the Arrangement is subject to a number of specified conditions precedent, including:

    receipt of all required approvals including approval of the Arrangement at the Lincoln Meeting by the requisite majority, by the Court and the TSXV (as required). See "Stock Exchange Approvals" and "Court Approval of the Arrangement" below;

    LPT, as the sole shareholder of LPT Sub, shall have approved the Arrangement;

    completion of the Continuance;

    completion of the Consolidation;

    completion of the Private Placement. See "Private Placement" below;

    completion of the Debt Settlement. See "Lincoln Debt Settlement" below;

    the CPC Escrowed Shares shall have been transferred to persons designated by Lincoln;

    the number of Post Consolidation LPT Shares held by Lincoln Shareholders following completion of the Consolidation, the Private Placement, the Arrangement and the other share issuances contemplated thereby will represent in aggregate at least 43% of all of the outstanding Post Consolidation LPT Shares immediately following the Effective Date;

    confirmation of the Canadian and United States tax consequences of the Arrangement to the Lincoln Shareholders and confirmation that the issuances and exchanges of the securities and certificates representing such securities pursuant to the Arrangement will be exempt from the registration requirements of the U.S. Securities Act and from the registration and prospectus requirements in each of the Provinces and Territories of Canada in which Lincoln Shareholders are resident (which confirmations have been received, subject to receipt of the Final Order);

    receipt of a satisfactory Fairness Opinion for Lincoln, which opinion has not been subsequently withdrawn;

    dissent rights not being exercised by holders of that number of Lincoln Shares which would total more than 5% of the number of Lincoln Shares outstanding on the Record Date; and

    no material adverse change in the affairs of either of the Companies.

Stock Exchange Approvals

LPT is a capital pool company listed on the TSXV. It is a condition of closing of the Arrangement that the TSXV shall have accepted the Transaction as LPT's "Qualifying Transaction", subject only to receipt of customary post-closing filings with TSXV. See "The Arrangement - Conduct of Meetings and Other Approvals - Regulatory Approvals" in the Information Circular.

The Lincoln Shares are listed on the OTCBB. No stock exchange approvals are required in respect of Lincoln's involvement in the Arrangement.

Shareholder Approval

The Arrangement Resolution approving the Arrangement and the Arrangement Agreement must be passed, with or without variation, by 66 2/3 of all votes cast with respect to the Arrangement Resolution by the Lincoln Shareholders, voting as a single class, present in person or by proxy at the Lincoln Meeting.

If more than 5% of the Lincoln Shares become the subject of dissent rights the Arrangement may be terminated and should Lincoln fail to approve the Arrangement by the requisite special resolution, the Arrangement will be terminated.

See "The Arrangement - Shareholder Approvals" for further information.

Court Approval

Provided that the Arrangement is approved by the requisite majority of the shareholders of Lincoln and certain other conditions are met, Lincoln will make application to the Court for the Final Order at 9:45 a.m. Vancouver time (or so soon thereafter as legal counsel can be heard) on February 19, 2009 at the Court House, 800 Smithe Street, Vancouver, British Columbia. At the hearing for the Final Order any security holder or creditor of Lincoln who has filed an Appearance has the right to appear, be heard and present evidence if such person is of the view that his or her interests may be prejudiced by the Arrangement. (See also Schedule "H" - Interim Order.)

See "The Arrangement - Conduct of Meeting and Other Approvals" in the Information Circular.

Dissent Rights

Registered Lincoln Shareholders have the right to dissent to the Arrangement. Dissenting Shareholders who strictly comply with the provisions of the Interim Order are entitled to be paid the fair value of their Shares. See the Interim Order attached as Schedule "H" to this Information Circular. In addition, the dissent rights applicable to the Arrangement are summarized under the heading "The Arrangement - Rights of Dissent to the Arrangement".

Dissenting Lincoln Shareholders should note that the exercise of dissent rights can be a complex, time-sensitive and expensive procedure. Dissenting Shareholders should consult their legal advisors with respect to the legal rights available to them in relation to the Arrangement and the Arrangement Dissent Rights.

Procedure for Exchange of Certificates

As soon as practicable after the Effective Date, Olympia Trust Company, the transfer agent of LPT, will forward to each former registered holder of Lincoln Shares a letter of transmittal and instructions for obtaining delivery of LPT share certificates.

The foregoing information is a summary only. For full details of procedures, see Section 5.01 of the Plan of Arrangement attached as Exhibit I to Schedule "F" in the Information Circular. See also "The Arrangement - Exchange of Certificates" in the Information Circular.

Cancellation of Rights After Six Years

If a registered Lincoln Shareholder fails to deposit a share certificate representing Lincoln Shares together with a duly executed and completed letter of transmittal and other required documents with Olympia Trust Company within six (6) years of the Effective Date, such share certificate shall cease to represent a right or claim of any kind or nature.

LPT Summary Financial Information

The following table sets out selected consolidated financial information for the periods indicated and should be considered in conjunction with the more complete information contained in the consolidated financial statements of LPT attached as Schedules "B-1" and "B-2" to this Information Circular. All information provided in the table below is presented in Canadian dollars and is in accordance with Canadian GAAP.

Statement of Operations and Deficit Data	Nine-Months ended September 30, 2008	Years ended December 31
		2007	2006	2005
Revenues	$Nil	$Nil	$Nil	N/A
Expenses	(36,406)	(57,255)	(2,500)	N/A
Loss for the year/period	(31,281)	(51,821)	(2,500)	N/A
Basic and diluted loss per common share	(0.01)	(0.02)	(0.03)	N/A

Balance Sheet Data	As at September 30, 2008	As at December 31
		2007	2006
Cash and cash equivalents	$350,827	$381,325	$100,000
Working capital	349,164	380,445	86,900
Resource properties and/or equipment	N/A	N/A	N/A
Total assets	353,640	381,325	110,600
Total liabilities	4,476	880	13,100
Shareholders' equity	349,164	380,445	97,500

Lincoln Summary Financial Information

The following table sets out selected consolidated financial information for the periods indicated and should be considered in conjunction with the more complete information contained in the consolidated financial statements of Lincoln attached as Schedules "C-1" and "C-2" to this Information Circular. All information provided in the table below is in accordance with Canadian GAAP. Effective January 1, 2008, Lincoln changed its reporting currency from US dollars to Canadian dollars.

Statement of Operations and Deficit Data	Nine-Months ended September 30, 2008	Years ended December 31
		2007 (US$)	2006 (US$)	2005 (US$)
Revenues	$Nil	$Nil	$Nil	$Nil
Expenses	(2,367,759)	(1,071,132)	(405,439)	(1,318,543)
Loss for the year/period	(2,321,233)	(1,078,730)	(413,541)	(1,294,546)
Basic and diluted loss per common share	(0.04)	(0.02)	(0.01)	(0.03)

Balance Sheet Data	As at September 30, 2008	As at December 31
		2007 (US$)	2006 (US$)
Cash and cash equivalents	$ 2,100	$ 123,201	$ 21,961
Working capital (deficit)	(1,981,478)	(71,665)	(130,363)
Resource properties and/or equipment	13,035	27,602	4,440
Total assets	37,152	286,734	31,294
Total liabilities	2,005,595	310,897	157,217
Shareholders' equity (deficit)	(1,968,443)	(24,163)	(125,923)

Resulting Issuer Pro Forma Summary Financial Information

The following table sets out selected pro forma financial information for the Resulting Issuer, assuming completion of the Consolidation, the Private Placement (assuming $4,000,000 is raised through the issue of Equity Units), the Debt Settlement, the Arrangement, the QT Finder's Fee and the PP Finder's Fee (assuming all of the PP Finder's Fee is taken in LPT Shares) as of September 30, 2008, and should be considered in conjunction with the more complete information contained in the pro forma financial statements of LPT attached as Schedule "E" to this Information Circular. All currency amounts are stated in Canadian dollars.

Balance Sheet Data	As at September 30, 2008
Cash and cash equivalents	$ 3,524,395
Working capital	2,947,828
Total assets	3,562,260
Total liabilities	601,397
Shareholders' equity	2,960,863

Income Tax Considerations

Holders of Lincoln securities should consult their own tax advisors about the applicable Canadian and United States federal, provincial, state and local tax consequences of the Arrangement. For Canadian federal income tax purposes, a qualifying Lincoln Shareholder whose Lincoln Shares represent "capital property" generally should not realize a capital gain or capital loss on the exchange of such Lincoln Shares for Post Consolidation LPT Shares under the Arrangement.

The Consolidation, the Continuance, and the Arrangement should each qualify as a tax-deferred transaction under applicable provisions of the Internal Revenue Code for U.S. federal income tax purposes. In accordance with treatment of the Consolidation, the Continuance, and the Arrangement as tax-deferred transactions, and except as discussed below, subject to the "passive foreign investment company" rules, the U.S. holders of Lincoln Shares should not recognize gain or loss for U.S. federal income tax purposes as a result of Consolidation, the Continuance, or the Arrangement. However, there can be no assurance that the Internal Revenue Service will not challenge the qualification of the Consolidation, the Continuance, or the Arrangement as tax-deferred transactions for U.S. federal income tax purposes or that, if challenged, a U.S. court would not agree with the Internal Revenue Service.

A more detailed summary of the principal Canadian federal income tax considerations in respect of the proposed Arrangement is included under "The Arrangement - Certain Canadian Federal Income Tax Considerations" and the foregoing is qualified in full by the information in such section. A more detailed summary of the principal United States federal income tax considerations in respect of the proposed Arrangement is included under "The Arrangement - Certain United States Federal Income Tax Considerations" and the foregoing is qualified in full by the information in such section.

Securities Laws Information for Canadian Shareholders

All Post Consolidation LPT Shares distributed to Lincoln Shareholders pursuant to the Arrangement will be distributed under exemptions from the registration and prospectus requirements of Canadian Securities Legislation. The Post Consolidation LPT Shares which the former Lincoln Shareholders will hold upon completion of the Arrangement may be resold in each of the provinces and territories of Canada, without significant restriction, provided LPT is and has been a reporting issuer in at least one Canadian jurisdiction for 4 months (LPT will satisfy this requirement), the holder is not a 'control person' as defined in the applicable legislation, no unusual effort is made to prepare the market or create a demand for those securities, no extraordinary commission or consideration is paid in respect of that sale and, if the holder is an insider or officer of LPT, the holder has no reasonable grounds to believe that LPT is in default of securities legislation.

Resales of any Post Consolidation LPT Shares received by Lincoln Shareholders in connection with the Arrangement may be required to be made through properly registered securities dealers. Each holder is urged to consult such holder's professional advisers to determine the conditions and restrictions applicable to trades in the Post Consolidation LPT Shares.

See "The Arrangement - Securities Laws Considerations - Canadian Securities Laws" in the Information Circular.

Securities Laws Information for United States Shareholders

The securities that are issued to United States Shareholders pursuant to the Arrangement will not be registered under the provisions of the U.S. Securities Act and will be distributed in reliance upon the exemption from registration provided by section 3(a)(10) of the U.S. Securities Act. The restrictions on resale of the Post Consolidation LPT Shares outstanding after the Arrangement imposed by the U.S. Securities Act will depend on whether the holder of the Post Consolidation LPT Shares is an "affiliate" of Lincoln before the Arrangement. As defined in Rule 144 under the U.S. Securities Act, an "affiliate" of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such issuer. Usually this includes the directors, executive officers and major shareholders of the issuer. See "The Arrangement - Securities Laws Considerations - U.S. Securities Laws".

The solicitation of proxies and transactions contemplated herein are being made by a Canadian issuer in accordance with Canadian corporate and securities laws. Shareholders should be aware that requirements under such Canadian laws may differ from requirements under United States corporate and securities laws relating to United States corporations. The financial statements of LPT and Lincoln and the pro forma statements of LPT included in this Information Circular have been prepared in accordance with generally accepted accounting principles in Canada, and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States corporations.

The enforcement by investors of civil liabilities under the United States securities laws may be affected adversely by the fact that the parties to the Arrangement are organized under the laws of jurisdictions other than the United States, that, other than one officer of Lincoln, all of the officers and directors of the Companies are residents of countries other than the United States and that some of the experts named in this Information Circular are residents of countries other than the United States.

THE POST CONSOLIDATION LPT SHARES to WHICH THE LINCOLN SHAREHOLDERS WILL BE ENTITLED PURSUANT TO THE ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR SECURITIES REGULATORY AUTHORITIES OF ANY STATE OF THE UNITED STATES, NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR SECURITIES REGULATORY AUTHORITY OF ANY STATE PASSED ON THE ADEQUACY OR ACCURACY OF THIS INFORMATION CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

Risk Factors

The securities of Lincoln and LPT should be considered highly speculative investments and the transactions contemplated herein should be considered of a high-risk nature. LPT Shareholders and Lincoln Shareholders should carefully consider all of the information disclosed in this Information Circular prior to voting on the matters being put before them at the Meetings under this Information Circular.

There are risk factors associated with the transaction including (i) the stock price of the Lincoln Shares at the Effective Date may vary relative to the last stock price of the LPT Shares prior to the trading halt on October 8, 2008 ($0.15) and the relative stock prices as of the date the Exchange Ratio formula was fixed, being October 7, 2008 (the date of the letter agreement signed by the parties relating to the Transaction), and such price variances may impact the value of the consideration received by Lincoln Shareholders on completion of the Arrangement; (ii) as the Exchange Ratio is dependent on the number of Lincoln Shares outstanding immediately prior to the Effective Date, the value of the consideration to be received by a Lincoln Shareholder upon the exchange of securities pursuant to the Arrangement will decrease as more Lincoln Shares are issued prior to the completion of the Arrangement, including as a result of the number of Lincoln Shares issued under the Debt Settlement; (iii) the transactions may give rise to adverse tax consequences to Lincoln Shareholders and each Shareholder is urged to consult his or her own tax advisor; (iv) uncertainty as to whether the Arrangement will have a positive impact on Lincoln and LPT; (v) the completion of the Arrangement will dilute the interests of Shareholders; and (vi) other risks described in greater detail elsewhere in the Information Circular.

There are risks associated with the business of Lincoln, which will form the business of LPT on completion of the Arrangement, that should be considered by investors, including (i) the need for additional capital, principally through equity financing and the risk that such funds may not be raised; (ii) the speculative nature of mineral exploration and the early stages of Lincoln's properties; (iii) the effect of changes in commodity prices; (iv) the remoteness of some of Lincoln's property interests; (v) regulatory risks that development will not be acceptable for social, environmental or other reasons; (vi) reliance on the management; (vii) the potential for conflicts of interest; and (viii) other risks associated with Lincoln as described in greater detail elsewhere in the Information Circular.

See "The Arrangement - Arrangement Risk Factors", "LPT Capital Ltd. - Risk Factors", "Lincoln Gold Corporation - Risk Factors" and "Information Concerning the Resulting Issuer - Risk Factors".

Forward Looking Statements

Statements contained in this Information Circular that are not historical facts are forward-looking statements or information that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements.

LPT Concurrent Financing

Concurrent with the Closing, LPT intends to complete the Private Placement to raise minimum proceeds of $3,380,000 to a maximum of $4,000,000. The Private Placement will consist of Equity Units at a price of $0.17 per Equity Unit, with each Equity Unit being comprised of one Post Consolidation LPT Share and up to one Equity Warrant. Each whole Equity Warrant will be exercisable to purchase one Post Consolidation LPT Share for a period of up to five years at an exercise price of a minimum of $0.22 during the first year and a minimum of $0.30 thereafter. For the purposes of the disclosure in this Circular, it is assumed that the Equity Units will be comprised of one Post Consolidation LPT Share and one Equity Warrant and that the exercise price of the Equity Warrants will be $0.22 during the first year $0.30 thereafter; however, LPT will seek to finalize the Private Placement on terms more favourable to LPT and less dilutive to existing LPT Shareholders. The final terms of the Private Placement will be disclosed prior to the Closing.

LPT may pay the PP Finder's Fee to third parties in connection with the Private Placement in an aggregate amount of 6% of the gross proceeds raised under the Private Placement, payable at the election of the finder in cash or Post Consolidation LPT Shares (on the basis of $0.17 per share).

The securities contemplated to be issued in the Private Placement have not been and will not be registered under the U.S. Securities Act, or any state securities laws, and the securities may not be offered or sold in the United States absent registration or an applicable exemption from such registration. This Information Circular does not constitute an offer of securities.

Lincoln Debt Settlement

Pursuant to the Arrangement Agreement, Lincoln has agreed to convert up to $1,088,818.53 of its outstanding debt into Lincoln Shares prior to the Closing. Any Lincoln Shares issued under such debt conversion will then be subject to the exchange, at the Exchange Ratio, for Post Consolidation LPT Shares pursuant to the Arrangement. Lincoln is also seeking agreement from certain creditors who do not elect to participate in the debt conversion to postpone repayment of their outstanding debts until February 28, 2009. See also "Lincoln Gold Corporation - Interest of Management and Others in Material Transaction - Debt Postponement and Conversion".

QT Finder's Fee

In connection with the Arrangement, LPT has agreed to issue 1,258,333 Post Consolidation LPT Shares as a finder's fee.

GLOSSARY OF DEFINED TERMS

In this Information Circular, the following capitalized words and terms shall have the following meanings:
Arrangement

The Arrangement between Lincoln and LPT Sub and their respective shareholders to be completed pursuant to the provisions of Part 9, Division 5 of the BCBCA on the terms and conditions set out in the Plan of Arrangement and any amendments thereto or variations thereof made in accordance with its terms and the Arrangement Resolution.

Arrangement Agreement	The Arrangement Agreement dated as of January 15, 2009 between LPT, Lincoln and LPT Sub attached as Schedule "F" hereto.
Arrangement Dissent Rights

The rights of a Lincoln Shareholder to dissent to the Arrangement Resolution and receive fair value for their shares held, as more particularly described under the heading "The Arrangement - Rights of Dissent to the Arrangement".

Arrangement Dissenting Shareholder	Lincoln Shareholders who validly exercises Arrangement Dissent Rights and thereby become entitled to receive the fair value of their Lincoln Shares.
Arrangement Filings

The records and information provided to the Registrar under Section 292(a) of the BCBCA that the Registrar requires, and the records filed under Section 292(a) of the BCBCA that the Registrar requires to give effect to the Arrangement, together with a copy of the Final Order.

Arrangement Resolution

The Special Resolution under the BCBCA approving the Arrangement to be voted on, with or without variation, by the Lincoln Shareholders at the Lincoln Meeting, the full text of which is attached as Schedule "A" to this Information Circular.

BCBCA	The Business Corporations Act (British Columbia).
BCSC	British Columbia Securities Commission.
CBCA	Canada Business Corporations Act.
CEO	Chief Executive Officer.
CFO	Chief Financial Officer.
Closing	The closing of the Transaction.
Companies	Collectively, LPT and Lincoln or individually a "Company".
Completion of the Qualifying Transaction	The date the Final TSXV Bulletin is issued by the TSXV.
Consolidation	The consolidation of the LPT Shares on a 1 (new) for 1.5 (old) basis.
Consolidation Resolution

The Ordinary Resolution under the BCBCA approving the Consolidation to be voted on, with our without variation, by the LPT Shareholders at the LPT Meeting, the full text of which is set out under "LPT Extraordinary General Meeting Matters".

Continuance	The continuance of Lincoln out of the federal jurisdiction of the CBCA and into the jurisdiction of British Columbia under the BCBCA.
Continuance Dissent Rights

The rights of a Lincoln Shareholder to dissent to the Continuance Resolution and receive fair value for all Lincoln Shares held, as more particularly described under the heading "Lincoln Special General Meeting Matters - Approval of Continuance under the BCBCA - Rights of Dissent" and in Section 190 of the CBCA.

Continuance Resolution

The Special Resolution under the CBCA approving the continuance of Lincoln out of the federal jurisdiction of the CBCA and into the jurisdiction of British Columbia under the BCBCA, as more particularly described under "Lincoln Special General Meeting Matters - Approval of Continuance under the BCBCA.

Court	The Supreme Court of British Columbia.
CPC

A corporation:

(a) that has been incorporated or organized in a jurisdiction in Canada,

(b) that has filed and obtained a receipt for a preliminary CPC prospectus from one or more of the securities regulatory authorities in compliance with the CPC Policy; and

(c) in regard to which the Completion of the Qualifying Transaction has not yet occurred.

CPC Escrowed Shares

The 2,000,000 LPT Shares subject to an escrow agreement dated January 16, 2007 among LPT, certain principals of LPT and Olympia Trust Company as escrow agent, as described in "Information Concerning the Resulting Issuer - Escrowed Securities".

Debt Settlement	The Debt Conversion and Debt Postponement as defined and described in "Lincoln Gold Corporation - Interest of Management and Others in Material Transaction - Debt Postponement and Conversion".
Dissenting Shares	Lincoln Shares in respect of which an Arrangement Dissenting Shareholder has validly exercised Arrangement Dissent Rights.
Effective Date

The date upon which all conditions to the completion of the Arrangement as set out in Article 5 of the Arrangement Agreement have been satisfied or waived in accordance with the Arrangement Agreement and all documents agreed to be delivered thereunder have been delivered to the satisfaction of the recipient, action reasonably, and on which the Arrangement Filings are filed with the Registrar.

Effective Time	12:01 a.m. (Vancouver time) on the Effective Date.
Equity Units	Units of LPT each comprised of one Post Consolidation LPT Share and one Equity Warrant.
Equity Warrants

Transferable warrants of LPT, each exercisable to purchase one Post Consolidation LPT Share for a period of up to five years following the date of issue of the warrants at a price of $0.22 per share during the first year and $0.30 per share thereafter.

Exchange Act	The United States Securities Exchange Act of 1934, as amended.
Exchange Ratio	The number calculated by dividing 23,000,000 by the number of Lincoln Shares outstanding immediately prior to the Effective Time (including any Lincoln Shares issued pursuant to the Debt Settlement).
Fairness Opinion	The Fairness Opinion of Stephen W. Semeniuk, CFA prepared for Lincoln, a copy of which is attached as Schedule "G" hereto.
Final TSXV Bulletin

The TSXV Bulletin which is issued following closing of the Qualifying Transaction and the submission of all required documentation and that evidences the final TSXV acceptance of the Qualifying Transaction.

Final Order	The final order to be made by the Court approving the Arrangement.
GAAP	Generally accepted accounting principles in effect in Canada including the accounting recommendations published in the Handbook of the Canadian Institute of Chartered Accountants.
Information Circular	This joint information circular to be sent to the LPT Shareholders and the Lincoln Shareholders in connection with the Meetings.
Interim Order

The interim order of the Court dated January 19, 2009 pursuant to Section 144 of the CBCA and Section 291 of the BCBCA, providing for, among other things, the calling of the Lincoln Meeting, a copy of which is attached as Schedule "H" hereto.

Lincoln

Before the Continuance, Lincoln Gold Corporation, a corporation existing under the CBCA and after the Continuance, Lincoln Gold Corporation, a company existing under the BCBCA, as the context requires.

Lincoln Meeting

The special general meeting of Lincoln Shareholders to be held at 10:00 a.m. (Vancouver time) on February 18, 2009 for the purpose of voting on the Continuance Resolution and the Arrangement Resolution and any adjournment or postponement thereof.

Lincoln Options	All incentive stock options exercisable to acquire Lincoln Shares outstanding immediately prior to the Effective Date.
Lincoln Shareholders	At any time, the holders at that time of Lincoln Shares.
Lincoln Shares	Common shares in the capital of Lincoln.
Lincoln Warrants	All options, warrants or other securities convertible or exercisable to acquire Lincoln Shares outstanding immediately prior to the Effective Date, but excluding Lincoln Options.
LPT	LPT Capital Ltd., a company currently existing under the BCBCA.
LPT Meeting

The extraordinary general meeting of LPT Shareholders to be held at 10:30 a.m. (Vancouver time) on February 18, 2009 for the purpose of voting on the Consolidation and any adjournment or postponement thereof.

LPT Options	All incentive stock options exercisable to acquire LPT Shares outstanding immediately prior to the Effective Date.
LPT Shareholders	At the relevant time, the holders of LPT Shares.
LPT Shares	Common shares in the capital of LPT.
LPT Sub	0843037 B.C. Ltd., a company incorporated under the BCBCA.
LPT Warrants	All options, warrants or other securities convertible or exercisable to acquire LPT Shares outstanding immediately prior to the Effective Date, but excluding LPT Options.
Meetings	Collectively, the LPT Meeting and the Lincoln Meeting.
Merged Company

For the purposes of distinguishing between Lincoln before and after the completion of the Arrangement but in no way implying an alteration of its legal status, the merged company of Lincoln and LPT Sub after completion of the Arrangement which will be named "Lincoln Gold Corporation" and which will exist as one corporation with the same effect as if Lincoln and LPT Sub were amalgamated under section 269 of the BCBCA and the separate legal existence of Lincoln will not cease and Lincoln will survive the Merger.

Merger	The merger of Lincoln and LPT Sub pursuant to the Arrangement.
NI 43-101	National Instrument 43-101 Standards of Disclosure for Mineral Projects.
Non-Registered Shareholder	Non-Registered Shareholder has the meaning given to that term under the heading "General Proxy Information - Non-Registered Shareholders".
Ordinary Resolution

A resolution required to be approved by greater than one half (1/2) of the votes cast by those Shareholders who (being entitled to do so) vote in person or by proxy at the meeting for which the appropriate notice has been given.

OTCBB	The NASD Over the Counter Bulletin Board.
Plan of Arrangement

The plan of arrangement of Lincoln attached as Exhibit I to the Arrangement Agreement, which is attached as Schedule "F" hereto, and any amendment thereto agreed to by the directors of each of the Companies.

Post Consolidation LPT Share	A common share of LPT after giving effect to the Consolidation.
PP Finder's Fee

The finder's fee payable to third parties in connection with the Private Placement in an aggregate amount equal to 6% of the gross proceeds raised under the Private Placement, payable at the election of the finder in cash or Post Consolidation LPT Shares (on the basis of $0.17 per share).

Private Placement

The private placement by LPT, prior to the completion of the Arrangement, to raise minimum proceeds of $3,380,000 to a maximum of $4,000,000, through the issuance of Equity Units at a price of $0.17 per Unit.

QT Finder's Fee	The 1,258,333 Post Consolidation LPT Shares issuable to Baron Global Financial Canada Ltd. as a finder's fee in connection with the Arrangement.
Qualifying Transaction	A transaction where a CPC acquires Significant Assets other than cash, by way of purchase, amalgamation, merger or arrangement with another company or by other means.
Record Date

December 30, 2008, being the date for determining Lincoln Shareholders entitled to receive notice of and vote at the Lincoln Meeting and the date for determining LPT Shareholders entitled to receive notice of and vote at the LPT Meeting.

Registered Shareholder	A shareholder of record of LPT Shares or Lincoln Shares, as the case may be.
Registrar	The British Columbia Registrar of Companies appointed under the BCBCA.
Reporting Jurisdictions	The Canadian jurisdictions in which either of the Companies are currently reporting issuers under Securities Legislation, being British Columbia and Alberta.
Resulting Issuer	The issuer that was formerly a CPC that exists upon issuance of the Final TSXV Bulletin.
Securities Acts	The Securities Acts or the equivalent securities legislation of each of the provinces of Canada, as amended.
Securities Legislation

The Securities Acts and the equivalent securities legislation of the territories of Canada, and the Exchange Act and U.S. Securities Act each as now enacted or as amended and the applicable rules, regulations, rulings, orders, instruments and forms made or promulgated under such statutes, as well as the rules, regulations, by-laws and policies of the TSXV.

SEDAR	System for Electronic Document Analysis and Retrieval.
Shareholder	A shareholder of LPT or Lincoln.
Shares	The common shares of LPT or Lincoln and includes Post Consolidation LPT Shares, as the context requires.
Significant Assets

One or more assets or businesses which, when purchased, optioned or otherwise acquired by the CPC, together with any other concurrent transactions, would result in the CPC meeting the minimum listing requirements of the TSXV.

Special Resolution

A resolution required to be approved by not less than two thirds (2/3) of the votes cast by those Shareholders who (being entitled to do so) vote in person or by proxy at the meeting for which the appropriate notice has been given.

Tax Act	The Income Tax Act (Canada), as amended.
Termination Date	February 28, 2009, unless extended by agreement of the parties to the Arrangement Agreement.
Transaction

The proposed business combination of LPT and Lincoln under the terms of the Arrangement Agreement, including the Continuance, Consolidation, Arrangement, Debt Settlement, Private Placement and QT Finder's Fee.

TSXV	TSX Venture Exchange.
U.S. Securities Act	The United States Securities Act of 1933, as amended.

GLOSSARY OF TECHNICAL TERMS

In this Information Circular, the following technical terms have the following meanings:
Term	Definition
Alluvium	Unconsolidated material consisting of clay, silt, sand, and gravel commonly deposited at the base of mountain slopes and in valleys
Andesite	A dark to grayish colored, fine-grained extrusive volcanic rock that may contain phenocrysts of sodic plagioclase
Angular Unconformity	Contact between two groups of rocks where the underlying rocks dip in a different angle that the younger overlying rocks
Arsenopyrite	A silver-white, metallic, iron-arsenic-sulphide mineral, commonly associated with precious metal deposits
Base metal	Any of the more chemically active metals, including copper, lead, and zinc, which are the principal metals in an alloy
Blank	A known rock sample that is barren of precious metals and/or base metals that is used to check analyses at commercial laboratories for sample contamination
Basalt	Dark or black fine-grained lava that occurs as volcanic flows and as dikes and sills
Breccia	Rock composed of broken angular fragments
Core

Cylindrical section of rock recovered from a drill hole by a drill rig. The core is used for geologic examination and analysis. Core size may be of various diameters for specific purposes. Some diameter designations are listed below:

NQ = 47.6 mm NTW = 56.0 mm HQ = 63.5 mm PQ = 85.0 mm

Cretaceous	Geologic Period referring to rocks 66.4 to 144 million years old
Dacite	Fine-grained extrusive volcanic rock with the same composition as andesite but having less calcic plagioclase and more quartz
Dikes and sills	Generally narrow bodies of igneous rock implaced as magma along faults across bedding (dike) or along zones parallel to bedding (sill)
Diorite	Coarse-grained granitic rock of intermediate composition commonly composed of dark minerals (especially hornblende), plagioclaise and sometimes a small amount of quartz
Epithermal	A hydrothermal mineral deposit formed within 1 km of the surface at temperatures of 50°-200°C, occurring mainly as veins
Felsic	Said of igneous rocks that contain abundant light-colored minerals, especially quartz , feldspars, and muscovite
Galena	A bright, metallic, lead-gray, lead-sulfide mineral commonly associated with base and precious metal deposits
Geochemical survey	A sampling program focusing on trace elements that are commonly found associated with mineral deposits - common trace elements for gold are mercury, arsenic, and antimony.
Geologic mapping	The process of mapping geologic formations, associated rock characteristics and structural features
Geophysical survey	The systematic measurement of electrical, gravity, seismic, magnetic, or other properties as a tool to help identify rock type(s), faults, structures and minerals
gpt	Grams per metric tonne
Granodiorite	Coarse-grained granitic rock of intermediate composition containing quartz, plagioclaise, orthoclaise, biotite, hornblende and accessory minerals with at least twice the plagioclaise than orthoclaise
Hanging wall	The overlying side of a fault (Underlying side is the footwall)
Ignimbrite	Rock formed by consolidation of widespread volcanic ash
Intrusive rock	Any igneous rock (e.g. granite) that was implaced as a magma
Jurassic	Geologic Period referring to rocks 144 to 208 million years old
LEAPFROG	3D software used to process, view, and interpret drill hole data
Low-sulphidation	Containing metal-sulphide minerals (low -2 sulphur valance), commonly in low concentrations. High-sulphidation contains sulphate minerals with high -4 to -6 sulphur-valance
Ma	Million years before present. Example 50 Ma
Magnetometer survey	A survey using a sensitive instrument that can detect the distortion of the Earth's magnetic field by different geologic formations
Mesozoic	Geologic Era extending from about 225 million years to 65 million years ago
Metallurgical tests	Tests to determine the amenability of an ore to commercial processing for metal recovery. Tests may also include environmental characterization.
Metamorphic rock	Pre-existing rock that has been physically changed by temperature, pressure, shearing stress, or chemical environment, generally at depth in the Earth's crust
Metavolcanic rock	Pre-existing volcanic rock that has been physically changed by temperature, pressure, shearing stress or chemical environment. Phenocrysts are commoly enlarged.
Normal fault	A fault in which the hanging wall has moved downward. The angle of the fault is usually 45-90°.
Pediment	Broad, gentle-sloped, erosional surface developed on bedrock that is partly mantled by alluvium, commonly gravels
Pulp	The pulverized and homongenized material derived from a rock sample that is used for laboratory analysis
Pyrite	A pale brass yellow, metallic, iron-sulphide mineral, commonly associated with mineral deposits ("fool's gold)
Quartz breccia	Quartz vein material that is broken into angular fragments
Quartz stockwork	A three-dimensional network of planar to irregular quartz veinlets closely enough spaced that the whole mass can be mined
Quartz Vein

A fault or fracture filled with hydrothermal quartz and accessory minerals in a tabular or sheet-like form, often with associated replacement of the host rock walls. Veins can be narrow (>1ft) to very thick (ten's of feet).

Reject	That portion of a rock sample that remains ("rejected") after it has been split and reduced for final analysis using a much smaller amount of material yielding a pulp
Reverse-circulation drilling "RC" (abbreviation)	A drilling method that minimizes contamination of drill cuttings
Rhyolite	Commonly a light-colored volcanic rock containing phenocrysts of quartz in a glassy groundmass with or without flow banding. The fine-grained volcanic equivalent of granite.
Rock-chip sampling	The process of chipping off rock samples from outcrops for chemical analysis
Sphalerite	A resinous to sub-metallic, zinc-sulphide mineral commonly yellowish brown and commonly associated with base and precious metal deposits
Standard	A homogenous sample of pulverized rock containing a laboratory-certified amount of precious and/or base metals. Used to check commercial laboratory assays.
Stratigraphy	The sequence of stratified rocks
Subcrop	Bedrock just below the surface and usually contributing weathered rock material to the surficial debris
Sulphide ("sulphide")	Group of minerals containing sulphur at its lowest valance state of -2. Commonly associated with precious metal deposits and comprise important base metal deposits
SURPAC	Mining software used for "orebody" evaluation, mine design, and production plan
Tertiary	Geologic Period referring to rocks ranging in age from 1.6 to 66.4 million years old
Triassic	Geologic Period referring to rocks 208 to 245 million years old
Tuff	Volcanic ash that has been solidified into rock
Volcanics	Generally finely crystalline or glassy igneous rocks ejected explosively or extruded at or near the Earth's surface through volcanic action

UNITS OF MEASURE

In this Information Circular a combination of Imperial and metric measures are used with respect to mineral properties located in Canada. Conversion rates from Imperial measure to metric and from metric to Imperial are provided below:

Imperial Measure = Metric Unit		Metric Measure = Imperial Unit
2.47 acres	1 hectare	0.4047 hectares	1 acre
3.28 feet	1 metre	0.3048 metres	1 foot
0.62 miles	1 kilometre	1.609 kilometres	1 mile
0.032 ounces (troy)	1 gram	31.1 grams	1 ounce (troy)
1.102 tons (short)	1 tonne	0.907 tonnes	1 ton
0.029 ounces (troy)/ton	1 gram/tonne	34.28 grams/tonne	1 ounce (troy/ton)

REPORTING CURRENCIES

Unless otherwise indicated, all references to "$" or "dollars" in this Information Circular refer to Canadian dollars and all references to "US" or "US dollars" in this Information Circular refer to United States dollars.

LINCOLN GOLD CORPORATION 350 - 885 Dunsmuir Street Vancouver, British Columbia V6C 1N5
LPT CAPITAL LTD. 805 - 1383 Marinaside Crescent Vancouver, British Columbia, V6Z 2W9

JOINT INFORMATION CIRCULAR

(As at January 19, 2009 and in Canadian dollars except as indicated)

GENERAL PROXY INFORMATION

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of each of Lincoln and LPT for use at their respective Meetings and any adjournments thereof.

While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the directors, officers and regular employees of the Companies or by agents retained for that purpose. The Companies may reimburse shareholders, nominees or agents for any costs incurred in obtaining from their principals proper authorization to execute proxies. The Companies may also reimburse brokers and other persons holding shares in their own name or in the names of their nominees for expenses incurred in sending proxies and proxy materials to the beneficial owners thereof to obtain their proxies. All costs of all solicitations on behalf of management of a Company will be shared on an equal basis by both Companies.

At the LPT Meeting, LPT Shareholders will be asked to pass the Consolidation Resolution.

At the Lincoln Meeting, Lincoln Shareholders will be asked to pass the Continuance Resolution and the Arrangement Resolution approving the Arrangement as described under "The Continuance" and "The Arrangement".

The Companies have each set December 30, 2008 as the Record Date for determining Shareholders of the respective Companies entitled to vote at the respective Meetings.

APPOINTMENT OF PROXYHOLDER

A duly completed form of proxy for each of the Companies will constitute the persons named in the enclosed form of proxy as the Shareholder's proxyholder. The persons whose names are printed in the enclosed forms of proxy for the applicable Meetings are directors or officers of the respective Companies (collectively, the "Management Proxyholders").

A Shareholder has the right to appoint a person other than the Management Proxyholders, to represent the Shareholder at the applicable Meeting by striking out the names of the Management Proxyholders and by inserting the desired person's name in the blank space provided or by executing a proxy in a form similar to the enclosed form. A proxyholder need not be a Shareholder of the applicable Company.

VOTING BY PROXY

Lincoln Shares and LPT Shares represented by properly executed proxies of the relevant Company and in the accompanying form will be voted or withheld from voting on each respective matter where a poll is requested or required in accordance with the instructions of the Shareholder.

If no choice is specified and one of the Management Proxyholders is appointed by a Shareholder as proxyholder, it is intended that such person vote in favour of the matters to be voted on at the relevant Meeting.

The enclosed form of proxy also confers discretionary authority upon the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of the relevant Meeting and with respect to other matters which may properly come before the Meetings. At the date of this Information Circular, management of the Companies know of no such amendments, variations or other matters to come before their respective Meetings.

COMPLETION AND RETURN OF PROXY

Each proxy must be dated and signed by the Intermediary (see "Non-Registered Shareholders" below) acting on behalf of a Shareholder or by the Shareholder or his/her attorney authorized in writing. In the case of a corporation, the proxy must be dated and executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation.

Completed forms of the LPT proxy must be returned to LPT's Transfer Agent, Olympia Trust Company by mail or delivery to 1900 Cathedral Place, 925 West Georgia Street, Vancouver, British Columbia, V6C 3L2, or by facsimile to (604) 484-8637. All proxies in respect of the LPT Meeting must be completed and received not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the commencement of the LPT Meeting, unless the chairman of the LPT Meeting elects to exercise his discretion to accept proxies received subsequently.

Completed forms of the Lincoln proxy must be returned to Lincoln's registrar and transfer agent, Computershare Investor Services by mail or delivery to 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, or by facsimile within North America to 1-866-249-7775 and outside North America to (416) 263-9524. All proxies in respect of the Lincoln Meeting must be completed and received not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the commencement of the Lincoln Meeting, unless the chairman of the Lincoln Meeting elects to exercise his discretion to accept proxies received subsequently.

NON-REGISTERED SHAREHOLDERS

Only registered Lincoln Shareholders or LPT Shareholders or duly appointed proxyholders are permitted to vote at the relevant Meeting.

Most Shareholders of Lincoln and LPT are "non-registered" Shareholders because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. More particularly, a person is not a registered Shareholder in respect of shares which are held on behalf of that person (the "Non-Registered Shareholder") but which are registered either in the name of: (a) an intermediary (an "Intermediary") that the Non-Registered Shareholder deals with in respect of said shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIFs, RESPs and similar plans); or (b) a clearing agency (such as the Canadian Depository for Securities Limited (the "CDS") of which the Intermediary is a participant. Each Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively, the "Meeting Materials") to its Registered Shareholders and to the clearing agencies and Intermediaries for distribution to Non-Registered Shareholders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Shareholders unless a Non-Registered Shareholder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Shareholders. Generally, Non-Registered Shareholders who have not waived the right to receive Meeting Materials will either be given:

    a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted to the number of shares beneficially owned by the Non-Registered Shareholder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Shareholder when submitting the proxy. In this case, the Non-Registered Shareholder who wishes to submit a proxy should otherwise properly complete the form of proxy and deliver it to the respective Transfer Agent as provided above; or

    more typically, a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Shareholder and returned to the Intermediary or its service company, will constitute voting instructions (often called a "proxy authorization form") which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Shareholder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Shareholders to direct the voting of the shares which they beneficially own. Should a Non-Registered Shareholder receive one of the above forms and wish to vote at the Meeting in person, the Non-Registered Shareholder should strike out the names of the Management Proxyholders and insert the Non-Registered Shareholder's name in the blank space provided. In either case, Non-Registered Shareholders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

REVOCABILITY OF PROXY

Any registered Lincoln Shareholder or LPT Shareholder who has returned a proxy may revoke it at any time before it has been used. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing, including a proxy bearing a later date, executed by the registered Shareholder or by his attorney authorized in writing or, if the registered Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. The instrument revoking the proxy must be deposited at the registered office of the relevant Company as follows:

Lincoln Gold Corporation 350 - 885 Dunsmuir Street Vancouver, British Columbia V6C 1N5	LPT Capital Ltd. 625 Howe Street, Suite 700 Vancouver, British Columbia V6C 2T6

at any time up to and including the last business day preceding the date of the relevant Meeting, or any adjournment thereof, or with the chairman of the relevant Meeting on the day of such Meeting. Only Registered Shareholders have the right to revoke a proxy. Non-Registered Shareholders who wish to change their vote must, at least 7 days before the respective Meeting, arrange for their respective Intermediaries to revoke the proxy on their behalf.

RECORD DATE AND VOTING SHARES

The Record Date for the determination of the Lincoln Shareholders and LPT Shareholders entitled to receive notice of, attend and vote at their respective Meetings was fixed by the boards of directors for each of the Companies as December 30, 2008. Voting at the Meetings will be by a show of hands, each Shareholder present having one vote, unless a poll is requested or required whereupon each Shareholder or proxyholder present is entitled to one vote for each share held.

Lincoln

Lincoln is authorized to issue an unlimited number of common shares. As at the Record Date, 55,392,000 Lincoln Shares were issued and outstanding. The holders of Lincoln Shares are entitled to one vote for each Lincoln Share held. Holders of Lincoln Shares of record at the close of business on the Record Date are entitled to receive notice of and to vote at the Lincoln Meeting.

LPT

LPT is authorized to issue an unlimited number of common shares without par value. As at the Record Date, 6,000,000 LPT Shares were issued and outstanding. The holders of LPT Shares are entitled to one vote for each LPT Share held. Holders of LPT Shares of record at the close of business on the Record Date are entitled to receive notice of and to vote at the LPT Meeting.

PRINCIPAL SECURITYHOLDERS

See "Lincoln Gold Corporation - Principal Securityholders" and "LPT Capital Ltd. - Principal Securityholders".

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

None of the directors or senior officers of the Companies, any person who has held such a position since the beginning of the last completed financial year of the Companies, any proposed director of LPT on completion of the Arrangement nor any associate or affiliate of the foregoing persons, has any material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meetings, except as follows:

  Philip J. Walsh, a director of LPT, and Paul Saxton, Andrew Milligan and Marc S. Le-Blanc, current directors of Lincoln, are proposed to be the directors of LPT after the Arrangement has been completed. Paul Saxton will be appointed President and Chief Executive Officer, Herrick Lau will be appointed Chief Financial Officer and Jeffrey L. Wilson will be appointed Vice-President, Exploration, of LPT after the Arrangement has been completed.

  The directors and senior officers of Lincoln and LPT and their associates currently hold Lincoln Shares, LPT Shares, Lincoln Warrants, Lincoln Options, LPT Warrants and LPT Options, and are expected to hold Post Consolidation LPT Shares, and warrants and options to purchase Post Consolidation LPT Shares upon completion of the Arrangement as follows:
Name and Position with Lincoln and/or LPT	No. of Lincoln Shares	No. of LPT Shares	No. of Lincoln Options and Warrants	No. of LPT Options and Warrants	No. of Post Consolidation LPT Shares, Options and Warrants to be Held Following Arrangement(1)(2)
Paul Saxton Director and CEO, Lincoln Proposed Director, President and CEO, LPT	4,500,000	Nil	600,000 Options Nil Warrants	Nil	2,677,422 Shares Nil Warrants Nil Options
Philip J. Walsh Director, President, CEO, CFO and Corporate Secretary, LPT Proposed Director, LPT	Nil	740,000	Nil	100,000 Options Nil Warrants	Nil Shares Nil Warrants Nil Options
Andrew Milligan Director, Lincoln Proposed Director, LPT	2,038,000	Nil	300,000 Options 450,000 Warrants	Nil	1,009,002 Shares 139,500 Warrants Nil Options
Marc S. LeBlanc Director, Lincoln Proposed Director, LPT	Nil	Nil	Nil Options Nil Warrants	Nil	222,222 Shares Nil Warrants Nil Options
Jeffrey L. Wilson Vice-President, Exploration, Lincoln Proposed Vice-President, Exploration, LPT	750,000	Nil	500,000 Options Nil Warrants	Nil	606,622 Shares Nil Warrants Nil Options
Herrick Lau Proposed Chief Financial Officer, LPT	Nil	10,000	Nil	Nil	228,889 Shares
Mary Martin Corporate Secretary, Lincoln	3,000	Nil	50,000 Options Nil Warrants	Nil	930 Shares Nil Warrants Nil Options

  Based on an expected Exchange Ratio of 0.31, assuming none of the existing options or warrants of Lincoln and LPT are exercised and that 18,129,900 additional Lincoln Shares are issued under the Debt Settlement, but no other Shares. These holdings also include the CPC Escrow Shares to be transferred to certain principals of the Resulting Issuer at the Closing. See "Information Concerning the Resulting Issuer - Escrowed Securities".

  The directors and senior officers of Lincoln and LPT will be eligible to receive stock options of LPT under the LPT Stock Option Plan after completion of the Arrangement. See "Information Concerning the Resulting Issuer - Options to Purchase Securities."

See also "Lincoln Gold Corporation - Interest of Management and Others in Material Transactions - Debt Postponement and Conversion", and "Information Concerning the Resulting Issuer - Escrowed Securities".

Except as set out in this Information Circular, no directors or officers of Lincoln and LPT will receive any benefit as a result of the completion of the Arrangement.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

None of the directors or senior officers of LPT or the proposed directors of LPT on completion of the Arrangement, any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to all outstanding shares of LPT, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, in any transaction since the commencement of LPT's last completed financial year or in any proposed transaction which has or will materially affect LPT except as disclosed under "LPT Capital Ltd. - Interest of Management and Others in Material Transactions".

None of the directors or senior officers of Lincoln, any proposed directors of LPT on completion of the Arrangement, any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to all outstanding shares of Lincoln, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, in any transaction since the commencement of Lincoln's last completed financial year or in any proposed transaction which has or will materially affect Lincoln except as disclosed under "Lincoln Gold Corporation - Interest of Management and Others in Material Transactions".

MANAGEMENT CONTRACTS

No management functions of Lincoln or LPT are performed to any substantial degree by a person other than their respective directors or senior officers.

LINCOLN SPECIAL GENERAL MEETING MATTERS

APPROVAL OF CONTINUANCE UNDER THE BCBCA

Introduction

At the Lincoln Meeting, the Lincoln Shareholders will be asked to vote for the Continuance Resolution, the text of which is set out below, to approve the continuation of Lincoln, currently incorporated under the CBCA, to the jurisdiction of the Province of British Columbia under the BCBCA and approve new articles and notice of articles of Lincoln (the "BCBCA Articles") in order to effect the Continuance.

In the opinion of management, there are a number of advantages to the Continuance, including the ability for Lincoln to complete an arrangement under the BCBCA without its directors having to determine that the solvency requirements under the CBCA will be met.

The CBCA and the BCBCA permit Lincoln to continue under the BCBCA with the authority of a Special Resolution, the approval of the Director under the CBCA and upon complying with certain procedures and filing certain forms under both the CBCA and the BCBCA. A shareholder has a right to dissent from the Continuance Resolution. See "Rights of Dissent" below for a description of the right of dissent under the CBCA in connection with the Continuance.

Upon the Continuance, the CBCA will cease to apply to Lincoln and Lincoln will thereupon become subject to the BCBCA, as if it had been originally incorporated as a British Columbia company. The Continuance will not result in any change in the business of Lincoln or its assets, liabilities, net worth or management, or have a material adverse effect on its tax position (other than as may apply to shareholders dissenting to the Continuance Resolution). The Continuance will not change the number of Lincoln Shares held by a Lincoln Shareholder.

Continuance under the BCBCA will not effect the application to Lincoln of the securities laws, regulations, rules and policies that presently apply. In addition, the provisions of the CBCA and the BCBCA with relation to shareholder protections in the nature of derivative actions, oppression, dissent and appraisal rights are substantially similar. There are, however, important differences concerning the qualifications of directors, location of shareholder meetings and certain shareholder remedies. More detailed information concerning the differences between the CBCA and the BCBCA is set out in Schedule "L" attached hereto. This information is not intended to be exhaustive and Lincoln Shareholders should consult their legal advisers regarding all of the implications of the Continuance.

BCBCA Articles

The BCBCA Articles are available for viewing by request to Lincoln at Suite 350 - 885 Dunsmuir Street, Vancouver, British Columbia, V6C 1N5 and will be available for viewing at the Lincoln Meeting. The BCBCA Articles reflect changes from the current articles and by-laws of Lincoln that the board of directors considers appropriate.

If Lincoln is continued under the BCBCA, the proposed BCBCA Articles will become the new charter documents of Lincoln, replacing the existing articles and by-laws.

Pursuant to the Continuance Resolution, each director and officer of Lincoln will be authorized and directed, for and on behalf of Lincoln, to execute and deliver all such other documents and do all such other acts and things as such director or officer may determine to be necessary or advisable to give effect to the Continuance Resolution, the execution and delivery of any such document or the doing of any such act or thing being conclusive evidence of such determination.

In addition, the Continuance Resolution authorizes the directors to revoke such resolution prior to it being acted upon without further approval of the shareholders. In order for this Special Resolution to be effective, it must be passed by not less than two-thirds of the votes cast by the shareholders of Lincoln who vote in respect of such resolution at the Lincoln Meeting.

Therefore, at the Lincoln Meeting, Lincoln Shareholders will be asked to pass a Special Resolution in the following form:

"BE IT RESOLVED, AS A SPECIAL RESOLUTION OF SHAREHOLDERS, WITH OR WITHOUT AMENDMENT, THAT:

1. Lincoln Gold Corporation ("Lincoln") be authorized to prepare a Continuance Application and Notice of Articles respecting the proposed continuance of Lincoln from the federal jurisdiction of the Canada Business Corporations Act (the "CBCA") to British Columbia (the "Continuance"), any one director or officer be authorized to do all that is required to complete the Continuance to British Columbia and any one director or officer be authorized to determine the form of such documents required in respect thereof, including any supplements or amendments thereto, including, without limitation, the documents referred to below;

2. Lincoln apply to the Director appointed under the CBCA to permit such Continuance in accordance with section 188 of the CBCA;

3. Lincoln apply to the Registrar of Companies (British Columbia) to permit such Continuance in accordance with the relevant provisions of the Business Corporations Act (British Columbia) (the "BCBCA");

4. Lincoln be authorized to undertake and complete the Continuance from the federal jurisdiction of the CBCA to British Columbia pursuant to the relevant provisions of the CBCA and the relevant provisions of the BCBCA;

5. effective on the date of the Continuance, Lincoln:

(a) adopt the Notice of Articles, authorizing an unlimited number of common shares without nominal or par value; and

(b) adopt the Articles,

substantially in the forms presented at the Lincoln Meeting in substitution, respectively, for the existing articles and by-laws of Lincoln; and

6. notwithstanding the passage of this special resolution by the shareholders of Lincoln, the board of directors of Lincoln, in its sole discretion and without further notice to or approval of the shareholders of Lincoln, may decide not to proceed with the Continuance or otherwise give effect to this special resolution, at any time prior to the Continuance becoming effective."

Shareholders of Lincoln are entitled to the dissent rights set out in section 190 of the CBCA (a copy of which is set out in Schedule "K" to this Information Circular) and to be paid the fair value of all of their common shares if they dissent to the Continuance. See "Dissent Rights" below for more information.

Unless such authority is withheld, the persons named in the enclosed Proxy intend to vote for the approval of the Continuance Resolution

If the Continuance Resolution is approved by the requisite number of votes, the Lincoln Meeting will be adjourned while Lincoln completes the Continuance. Upon completion of the Continuance the Lincoln Meeting will be re-convened and the remainder of the business for the Lincoln Meeting will be conducted with Lincoln being a corporation governed by the BCBCA.

Rights of Dissent

The following description of the Continuance Dissent Rights of dissenting Lincoln Shareholders is not a comprehensive statement of the procedures to be followed by a dissenting Lincoln Shareholder who seeks payment for the fair value of such Shareholder's common shares in Lincoln and is qualified in its entirety by the reference to the full text of Section 190 of the CBCA, which is attached as Schedule "K" to this Information Circular. A Shareholder who intends to exercise the Continuance Dissent Rights should seek legal advice and carefully consider and comply with the dissent provisions. Failure to comply with the dissent provisions, and to adhere to the procedures established therein, may result in the loss of all rights thereunder.

Persons who are beneficial owners of common shares of Lincoln registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that ONLY A REGISTERED SHAREHOLDER IS ENTITLED TO DISSENT. A Shareholder who beneficially owns Lincoln Shares but is not the registered holder thereof, should contact the registered holder of his shares for assistance.

A Shareholder is entitled to dissent and be paid the fair value of its shares if the shareholder objects to the Continuance Resolution and the Continuance contemplated by the Continuance Resolution is given effect. A Lincoln Shareholder may dissent only with respect to all of the Shares held by the Shareholder on behalf of any one beneficial owner and registered in the Shareholder's name. Accordingly, a Lincoln Shareholder is not entitled to dissent with respect to any Shares if the Shareholder votes any of such Shares beneficially owned by him in favour of the Continuance Resolution.

The following is a summary of the provisions of section 190 of the CBCA, the full text of which is attached to this Information Circular as Schedule "K". In order to dissent, a holder of shares must send to Lincoln, at or before the Meeting, a written objection (an "Objection Notice") to the Continuance Resolution. The execution or exercise of a proxy does not constitute such a written objection. A vote against the Continuance Resolution or an abstention does not constitute such a written objection, but a Shareholder need not vote its Shares against the Continuance Resolution in order to object. Within ten (10) days after the Lincoln Shareholders adopt the Continuance Resolution, Lincoln will send to each Shareholder who has filed an Objection Notice a notice stating that the Continuance Resolution has been adopted (the "Company Notice"). A Company Notice is not required to be sent to any Shareholder who voted for the Continuance Resolution or who has withdrawn the Objection Notice.

The dissenting Shareholder then has twenty (20) days after receipt of the Company Notice or, if the Lincoln Shareholder does not receive a Company Notice, within twenty (20) days after learning that the Continuance Resolution has been adopted, to send to Lincoln a written notice (the "Demand Notice") containing the Shareholder's name and address, the number of Shares in respect of which the Shareholder dissents and a demand for payment of the fair value of such Shares. A dissenting Shareholder must, within thirty (30) days after sending the Demand Notice, send the certificates representing the Shares in respect of which the Shareholder dissents to Lincoln or else the Shareholder will lose such Shareholder's right to make a claim for the fair value of the Shares. On sending the Demand Notice, the Shareholder ceases to have any rights as a Shareholder of Lincoln except the right to be paid the fair value of his Shares in respect of which the dissent has been given, except where the Shareholder withdraws the Demand Notice before Lincoln sends its Offer to Purchase (defined below), or Lincoln decides not to proceed with the Continuance, in which case such Shareholder's rights are reinstated as of the date the shareholder sent the Demand Notice.

Lincoln is required, not later than seven (7) days after the latter of the day on which the Continuance becomes effective or the date Lincoln receives a Demand Notice, to deliver to each dissenting Shareholder a written offer (the "Offer to Purchase") to pay for the Shares held by the dissenting Shareholders in an amount considered by the directors of Lincoln to be the fair value thereof, accompanied by a statement showing how the fair value was determined. Every Offer to Purchase shall be on the same terms as all other Offers to Purchase for the same class and series of Shares. Dissenting Shareholders who accept the Offer to Purchase will, unless such payment is prohibited by the CBCA, be paid within ten (10) days. The Offer to Purchase lapses if Lincoln does not receive an acceptance within thirty (30) days after the date on which the Offer to Purchase was made.

If Lincoln fails to make the Offer to Purchase, or the dissenting Shareholder fails to accept the Offer to Purchase, Lincoln may apply to a court to fix a fair value for the Shares held by dissenting Shareholders within fifty (50) days after the Continuance is given effect or within such further period as the court may allow. Upon any such application by Lincoln, Lincoln shall notify each affected dissenting Shareholder of the date, place and consequences of the application and of such dissenting Shareholder's right to appear and be heard in person or by counsel. If Lincoln fails to make such an application, a dissenting Shareholder has the right to so apply within a further period of twenty (20) days or within such further period as the court may allow. The applications referred to above shall be made to a court having jurisdiction in the place where Lincoln has its registered office (currently being Vancouver, British Columbia, Canada) or in the province where the dissenting Shareholder resides if Lincoln carries on business in that province. All dissenting Shareholders whose Shares have not been purchased by Lincoln will be joined as parties to the application and will be bound by the decision of the court. The court may determine whether any person is a dissenting Shareholder who should be joined as a party and the court will fix a fair value for the Shares of all dissenting Shareholders.

Recommendation of the Directors

The Board of Directors of Lincoln has reviewed the proposed Continuance and concluded that it is in the best interests of Lincoln Shareholders.

The Board of Directors of Lincoln unanimously recommends that the Lincoln Shareholders vote in favour of the Continuance Resolution.

Director Discretion

The directors of Lincoln may elect not to proceed with the Continuance contemplated in the Continuance Resolution, subject to Lincoln's obligations under the Arrangement Agreement.

APPROVAL OF LINCOLN ARRANGEMENT RESOLUTION

At the Lincoln Meeting, subject to completion of the Continuance, Lincoln Shareholders will be asked to approve the Arrangement Resolution. For the details of the Arrangement, see "The Arrangement" below.

LPT EXTRAORDINARY GENERAL MEETING MATTERS

APPROVAL OF LPT CONSOLIDATION RESOLUTION

At the LPT Meeting, LPT Shareholders will be asked to approve the Consolidation Resolution. For the details of the Consolidation, see "The Consolidation" below.

The board of directors of LPT approved the Consolidation on December 30, 2008, subject to receipt of TSXV and shareholder approvals. The issuance of 23,000,000 Post Consolidation LPT Shares to Lincoln Shareholders under the Arrangement was negotiated on the basis of the Consolidation having been completed, and the Consolidation is a condition to the closing of the Arrangement. In addition, the Private Placement is structured on a post-Consolidation basis.

As part of the Consolidation in accordance with requirements of the TSXV, and as required by the Arrangement Agreement, LPT plans to change its name to "Lincoln Mining Corporation".

Recommendations of the Directors

The board of directors of LPT has reviewed the proposed Consolidation and concluded that the Consolidation is fair and in the best interest of the LPT Shareholders as part of the Transaction.

The board of directors of LPT unanimously recommends that the LPT Shareholders vote in favour of the Consolidation.

At the LPT Meeting, LPT Shareholders will be asked to pass a resolution in the following form:

"RESOLVED AS AN ORDINARY RESOLUTION THAT,

    the issued and fully paid common shares without par value of LPT be consolidated on the basis of 1.5 existing LPT Shares for one new LPT Share;

    in the event the aggregate number of LPT Shares held by a shareholder results in a fractional LPT Share being held as a result of the consolidation: (a) such fractional LPT Share being equal to or greater than one-half of an LPT Share, be rounded up to the next whole LPT Share; and (b) such fraction being less than one-half of a LPT Share, be rounded down to the next whole LPT Share; and

    the board of directors LPT may, in its sole discretion, determine not to act on this resolution without further shareholder approval."

THE ARRANGEMENT

GENERAL

The Arrangement will become effective on the Effective Date, subject to satisfaction of the applicable conditions.

PRINCIPAL STEPS

The principal features of the Arrangement Agreement and the Arrangement may be summarized as follows (and is qualified in its entirety by reference to the full text of the Arrangement Agreement):

    all Dissenting Shares will be deemed to have been transferred to Lincoln and the holders of such Dissenting Shares will cease to have any rights as Lincoln Shareholders other than the right to be paid the fair value of their Lincoln Shares;

    Lincoln and LPT Sub will merge and continue as one new corporation with the same effect as if they were amalgamated under Section 269 of the BCBCA, and the separate legal existence of Lincoln will not cease and Lincoln will survive the Merger;

    as part of the Merger, the separate legal existence of LPT Sub will cease without LPT Sub being liquidated or wound-up, Lincoln and LPT Sub will continue as one corporation and, as a result, the property and liabilities of LPT Sub will become the property and liabilities of Lincoln;

    LPT will be issued 1 common share of the Merged Company in exchange for the one common share of LPT Sub held by LPT, and as a result the Merged Company will be a wholly-owned subsidiary of LPT; and

    all of the outstanding Lincoln Shares will be exchanged for Post Consolidation LPT Shares on the basis of the Exchange Ratio, such that each holder of outstanding Lincoln Shares will receive that number of Post Consolidation LPT Shares (excluding fractions) as is equal to the number of Lincoln Shares held by such former holder of Lincoln Shares immediately prior to the Effective Time multiplied by the Exchange Ratio. In consideration of the issuance of the Post Consolidation LPT Shares, the Merged Company will issue to LPT one common share in the capital of the Merged Company for each Post Consolidation LPT Share issued.

In connection with the Arrangement, all existing Lincoln Options and LPT Options will be cancelled and the existing Lincoln Warrants will, pursuant to the adjustment provisions thereof, become warrants to purchase Post Consolidation LPT Shares having substantially the same terms as the Lincoln Warrants except that the exercise price and number of Post Consolidation LPT Shares that may be purchased shall be adjusted to reflect the Exchange Ratio and the Arrangement.

The full particulars of the Arrangement are contained in the Plan of Arrangement, a copy of which is attached as Exhibit I to Schedule "F" and is hereby incorporated by reference in this Information Circular.

There are currently 55,392,000 Lincoln Shares outstanding and there are 6,000,000 LPT Shares outstanding. After giving effect to the transactions contemplated by the Arrangement Agreement, including the Consolidation, and assuming the issuance of 23,529,412 Post Consolidation LPT Shares under the Private Placement (assuming the Private Placement raises $4,000,000 through the issue of Equity Units), the issuance of 1,258,333 Post Consolidation LPT Shares under the QT Finder's Fee and the issuance of 1,411,765 Post Consolidation LPT Shares under the PP Finder's Fee, there will be approximately 53,199,510 Post Consolidation LPT Shares outstanding, of which approximately 7.5% will be held by the former LPT Shareholders and 43% will be held by former Lincoln Shareholders, assuming that no Lincoln Warrants, no Lincoln Options, no LPT Warrants and no LPT Options are exercised.

FRACTIONAL SHARES

No Lincoln Shareholder shall receive fractional shares of LPT on the Arrangement and no cash will be paid in lieu thereof. Any fractions resulting from the Arrangement or the Consolidation will be rounded to the nearest whole number, with fractions of one-half or greater being rounded to the next higher whole number and fractions of less than one-half being rounded to the next lower whole number.

DIRECTORS AND OFFICERS OF LPT AFTER THE ARRANGEMENT

See "Information Concerning the Resulting Issuer - Directors, Officers and Promoters" for details of the directors and officers of LPT (as the Resulting Issuer) following completion of the Arrangement in accordance with the Arrangement Agreement.

REASONS FOR THE ARRANGEMENT

The business combination of Lincoln and LPT pursuant to the Arrangement Agreement was negotiated by the Companies on the basis that the Shareholders of the Companies would benefit from combining the property portfolio and exploration expertise of Lincoln with the financial resources and TSXV listing of LPT and for the various other reasons set forth under "Recommendations of the Directors".

In negotiating the terms of the business combination, the board of directors of Lincoln considered various factors, including the market value, various measures of net asset values, financial and other assets, liabilities, contingent liabilities and risks as applicable to each of the Companies. The Fairness Opinion has been prepared for, and reviewed by, the board of Lincoln.

RECOMMENDATIONS OF THE DIRECTORS

The board of directors of Lincoln has reviewed the terms and conditions of the Arrangement Agreement and the transactions contemplated thereunder and has received the Fairness Opinion provided to it by Stephen W. Semeniuk, CFA, has concluded that such transactions are fair and reasonable to Lincoln Shareholders, and in the best interests of Lincoln and recommends that Lincoln Shareholders vote in favour of the Arrangement Resolution and any other related resolutions proposed by the board of directors as set out in the notice of the Lincoln Meeting.

In arriving at its conclusion, the board of directors of Lincoln considered, among other matters:

    information with respect to the financial condition, business and operations, on both an historical and prospective basis, of both Companies including information in respect of the Companies on a pro forma consolidated basis;

    information provided by LPT with respect to its assets;

    historical information regarding the prices of the LPT Shares and the Lincoln Shares;

    that Lincoln Shareholders will own approximately 43% of the outstanding Post Consolidation LPT Shares on completion of the Transaction (assuming no exercise of options or warrants, the issuance of 23,529,412 Post Consolidation LPT Shares under the Private Placement (assuming the Private Placement raises $4,000,000 through the issue of Equity Units), the issuance of the QT Finder's Fee and the issuance of 1,411,765 Post Consolidation LPT Shares under the PP Finder's Fee);

    that the Lincoln Shareholders must approve the Arrangement Resolution by a Special Resolution;

    the procedures by which the Arrangement is to be approved, including the requirement for approval by the Court after a hearing at which fairness will be considered;

    the tax treatment of Lincoln Shareholders under the Arrangement;

    the availability of Arrangement Dissent Rights to Lincoln Shareholders with respect to the Arrangement;

    the composition of the management groups and technical teams of the Companies; and

    the Fairness Opinion.

The board of directors of Lincoln consider the following factors make the Arrangement advantageous to Lincoln Shareholders:

    lower administrative, accounting and legal costs as a result of combining two public companies into one;

    increased funding that is expected to be available to the Companies on completion of the Transaction;

    after the Transaction, LPT will have a greater combined asset base and capitalization;

    the Transaction, through the Private Placement, will provide sufficient funds to pay off Lincoln's outstanding debt as at the date hereof;

    enhanced share liquidity through expected higher trading volume on the TSXV; and

    other synergies resulting from the combination of the Companies.

The board of directors of Lincoln recommends that Lincoln Shareholders vote in favour of the Arrangement Resolution. Each of the directors of Lincoln has indicated his intention to vote his Lincoln Shares in favour of the Arrangement Resolution.

ARRANGEMENT RISK FACTORS

LPT should be considered as a highly speculative investment and the transactions contemplated herein should be considered of a high-risk nature. Shareholders should carefully consider all of the information disclosed in this Information Circular prior to voting on the matters being put before them under this Information Circular. In addition to the other information presented in this Information Circular (without limitation, see also "Lincoln Gold Corporation - Risk Factors", "LPT Capital Ltd. - Risk Factors" and "Information Concerning the Resulting Issuer - Risk Factors"), the following risk factors should be given special consideration:

  The stock price of Lincoln Shares at the Effective Date relative to the last stock price of the LPT Shares prior to the trading halt on October 8, 2008 ($0.15) will likely vary from the price of Lincoln Shares as at the date of execution of the original letter agreement in respect of the Arrangement, the date of the Arrangement Agreement, the date of this Information Circular and the date of the Meetings. The Exchange Ratio formula was fixed as of October 7, 2008 (being the date of the initial letter agreement between Lincoln and LPT relating to the Transaction) and accordingly, any increase or decrease in the relative market value of the Lincoln Shares will correspondingly increase or decrease the relative value of the consideration to be received by a Lincoln Shareholder upon the exchange of securities pursuant to the Arrangement. As the Exchange Ratio is dependent on the number of Lincoln Shares outstanding immediately prior to the Effective Date, the value of the consideration to be received by a Lincoln Shareholder upon the exchange of securities pursuant to the Arrangement will decrease as more Lincoln Shares are issued prior to the completion of the Arrangement, including as a result of the number of Lincoln Shares issued under the Debt Settlement.

  The completion of the Transaction will dilute the interests of the Lincoln Shareholders in the properties in which Lincoln holds and interest.

  There is no assurance that the Arrangement can be completed as proposed or without Lincoln Shareholders exercising their Arrangement Dissent Rights in respect of a substantial number of Shares.

  There is no assurance that the combined business of LPT and Lincoln, after completing the Arrangement, will be successful.

  The transactions may give rise to adverse tax consequences to Lincoln Shareholders. Lincoln Shareholders are urged to consult his or her own tax advisor. See "Canadian Federal Income Tax Considerations" and "Certain United States Federal Income Tax Considerations".

  While the Companies believe that the Post Consolidation LPT Shares to which the Lincoln Shareholders are entitled pursuant to the Arrangement will not be subject to any hold periods in Canada (save securities held by control persons), there is no assurance that this is the case for the circumstances of every Lincoln Shareholder and each Lincoln Shareholder is urged to obtain appropriate legal advice regarding applicable Securities Legislation.

EFFECTS OF THE ARRANGEMENT ON SHAREHOLDERS' RIGHTS

As a result of the Arrangement, the Lincoln Shareholders will become Shareholders of LPT, a corporation incorporated under the BCBCA, unless they exercise Arrangement Dissent Rights in connection with the Arrangement. Refer to Schedule "L" hereto for a comparison of the BCBCA to the CBCA and a brief summary of certain provisions of LPT's articles. This information is not exhaustive and Lincoln Shareholders should consult their legal advisors regarding all the differences between the BCBCA and the CBCA. In addition, LPT's articles are available online at the SEDAR website (www.sedar.com).

CONDUCT OF MEETINGS AND OTHER APPROVALS

Shareholder Approval

Pursuant to the terms of the Interim Order, the Arrangement Resolution must, subject to further order of the Court, be approved by at least 2/3 of the votes cast by Lincoln Shareholders, voting as a single class, present in person or by proxy at the Lincoln Meeting. Notwithstanding the foregoing, the Arrangement Resolution authorizes the Board of Directors of Lincoln, without further notice to or approval of the Lincoln Shareholders, subject to the terms of the Arrangement, to amend the Arrangement Agreement or to decide not to proceed with the transactions contemplated by the Arrangement Agreement at any time prior to the Arrangement becoming effective pursuant to the provisions of the BCBCA.

Court Approvals

On January 19, 2009, Lincoln obtained the Interim Order, which is attached as Schedule "H". Subject to the terms of the Arrangement Agreement and, if the Arrangement Resolution is approved at the Lincoln Meeting, Lincoln will apply to the Court for the Final Order at the Court House, 800 Smithe Street, Vancouver, British Columbia on February 19, 2009, at 9:45 a.m. (Vancouver time) or so soon thereafter as counsel may be heard. Please see the Notice of Application for Final Order attached as Schedule "I" for further information on participating or presenting evidence at the hearing for the Final Order.

The issuance of Post Consolidation LPT Shares pursuant to the Arrangement will not be registered under the 1933 Act or the securities laws of any State of the United States and will be effected in reliance upon the exemption from registration under the 1933 Act provided by Section 3(a)(10) thereof and exemptions provided under the securities laws of each State of the United States in which Lincoln Shareholders reside. Section 3(a)(10) of the 1933 Act exempts from registration a security that is issued in exchange for outstanding securities where the terms and conditions of such issuance and exchange are approved, after a hearing upon the fairness of such terms and conditions at which all persons to whom it is proposed to issue securities in such exchange have the right to appear, by a court or by a governmental authority expressly authorized by law to grant such approval. The Court will be advised at the hearing of the application for the Final Order and that if the terms and conditions of the Arrangement are approved by the Court, the securities of LPT issued pursuant to the Arrangement will not require registration under the 1933 Act. Accordingly, the Final Order of the Court will, if granted, constitute a basis for the exemption from the registration requirements of the 1933 Act with respect to the distribution of the LPT Shares to Lincoln Shareholders in connection with the Arrangement.

At the hearing for the Final Order, securityholders and creditors of Lincoln are entitled to appear in person or by counsel and to make a submission regarding the Arrangement, subject to filing and serving an Appearance and satisfying any other applicable requirements.

At the hearing for the Final Order, the Court will also consider, among other things, the fairness of the terms and conditions of the Arrangement and the rights and interests of every person affected. The Court may approve the Arrangement either as proposed, or make the Arrangement subject to such terms and conditions as the Court considers appropriate, or may dismiss the application.

Regulatory Approvals

If the Arrangement Resolution is approved by the requisite majority of the Lincoln Shareholders, final regulatory approval of the Court must be obtained for the Arrangement before the Arrangement may proceed.

Lincoln Shares are currently listed for trading on the OTCBB. LPT Shares are currently listed for trading on the TSXV. LPT and Lincoln are reporting issuers in the Province of British Columbia and LPT is also a reporting issuer in Alberta. LPT must obtain the approval of the TSXV of the Transaction, including acceptance of the Arrangement as LPT's Qualifying Transaction, subject only to receipt of customary post-closing filings with TSXV.

Shareholders of the Companies should be aware that the foregoing approvals have not yet been given by the regulatory authorities referred to above. The Companies cannot provide any assurances that such approvals will be obtained.

FAIRNESS OPINION

The Board of Directors of Lincoln retained Stephen W. Semeniuk, CFA to provide a Fairness Opinion on the Arrangement Agreement and the transactions contemplated thereunder to determine the fairness and reasonableness of the terms of the Arrangement Agreement and the transactions contemplated thereunder from a financial point of view to the Lincoln Shareholders. The Fairness Opinion is attached as Schedule "G" to this Information Circular.

Based upon the information and procedures and subject to the assumption and limitations described in the Fairness Opinion, Mr. Semeniuk has concluded that the terms of the Arrangement are fair and reasonable, from a financial point of view, to the Lincoln Shareholders.

EXCHANGE OF CERTIFICATES

Procedure for Exchange of Certificates

As soon as practicable after the Effective Date, Olympia Trust Company will forward to each pre-Arrangement Registered Shareholder of Lincoln at the address of such Registered Shareholder as it appears in the appropriate register for such Shares, a letter of transmittal and instructions for obtaining delivery of certificates representing the Post Consolidation LPT Shares to which such registered holder is entitled pursuant to the Arrangement. Shareholders who exercise Continuance Dissent Rights or Arrangement Dissent Rights will not be entitled to receive share certificates.

Former Lincoln Shareholders must deliver to Olympia Trust Company: (a) their share certificates representing such Shares; (b) a duly completed letter of transmittal; and (c) such other documents as such transfer agent may require, in order to receive the certificates representing the Post Consolidation LPT Shares to which they are entitled pursuant to the Arrangement.

Certificates for the Post Consolidation LPT Shares of a former Lincoln Shareholder who provides the appropriate documentation described above, shall be registered in such name or names and will be delivered to such address or addresses as such holder may direct in the letter of transmittal as soon as practicable after the receipt by Olympia Trust Company of the required documents.

Cancellation of Rights after Six Years

Upon the expiry of six (6) years from the Effective Date, each share certificate representing former Lincoln Shares shall cease to represent a right or claim of any kind or nature.

FEES AND EXPENSES

The Companies have agreed that LPT shall contribute up to $100,000 of the costs towards implementing the transactions contemplated by the Arrangement, after which each of the Companies will bear responsibility for their own expenses and costs incurred and to be incurred by both of them in connection with the Arrangement including, without limitation, amounts paid or payable to financial advisors, legal counsel, auditors, printers, transfer agents, authors of technical reports and other arm's length third parties that perform services on their behalf in connection with the original letter agreement in respect of the Arrangement, the Arrangement Agreement, applications to the Court, applications to stock exchanges and other regulatory authorities, due diligence reviews, preparation of the technical reports and fairness opinions, preparation and distribution of all necessary disclosure and other documents and other steps to implement the Arrangement.

EFFECTIVE DATE OF ARRANGEMENT

If (1) the Arrangement Resolution is approved by the Lincoln Shareholders and the Consolidation Resolution is approved by the LPT Shareholders; (2) the Final Order is obtained approving the Arrangement; (3) the required TSXV approvals to the Transaction have been received; (4) every requirement of the BCBCA relating to the Arrangement has been complied with; (5) the Private Placement is completed; and (6) all other conditions disclosed under "Arrangement Agreement - Conditions to the Arrangement Becoming Effective" are met or waived, the Arrangement will become effective on the Effective Date at the Effective Time.

The full particulars of the Arrangement are contained in the Plan of Arrangement attached to the Arrangement Agreement. A copy of the Plan of Arrangement is attached as Exhibit I of Schedule "F", and incorporated by reference into this Information Circular. See also "Arrangement Agreement" below.

Notwithstanding the approval of the Arrangement Resolution by Lincoln Shareholders, the Arrangement Resolution authorizes the directors of Lincoln to abandon the Arrangement without further approval from Lincoln Shareholders.

EXISTING LINCOLN WARRANTS

In connection with the Arrangement, all Lincoln Warrants will become similar rights in LPT pursuant to the adjustment provisions of the Lincoln Warrants. The number of Post Consolidation LPT Shares issuable under the adjusted Lincoln Warrants will be determined by multiplying the number of Lincoln Shares issuable under the Lincoln Warrants immediately before the Effective Date by the Exchange Ratio. The exercise price of the adjusted Lincoln Warrants will be the exercise price of the Lincoln Warrants immediately before the Effective Date divided by the Exchange Ratio. The following table sets out the current outstanding Lincoln Warrants and the anticipated resulting warrants of LPT after completion of the Arrangement, assuming an Exchange Ratio of 0.31, which assumes:

  no Lincoln Options or Lincoln Warrants are exercised, and no additional Lincoln Shares are otherwise issued, prior to the completion of the Arrangement;

  18,129,900 Lincoln Shares are issued pursuant to the Debt Settlement; and

  there are, as a result, 73,521,900 Lincoln Shares outstanding immediately prior to completion of the Arrangement.
Designation of Security	No. of Lincoln Warrants	Current Exercise Price	Resulting No. of LPT Warrants	Resulting Exercise Price	Expiry Date
Lincoln Warrants	3,275,000	US$0.15	1,015,250	US$0.48	May 14, 2009
	4,250,000	US$0.15	1,317,500	US$0.48	August 23, 2009
	1,033,500	$0.25	320,385	$0.81	January 21, 2010
	37,500	$0.25	11,625	$0.81	March 3, 2010
	200,000	$0.25	62,000	$0.81	April 14, 2010
	100,000	$0.20	31,000	$0.65	May 15, 2010
	1,075,000	US$1.35	333,250	US$4.35	July 27, 2010
TOTAL	9,971,000

Pursuant to the Arrangement Agreement, all of the outstanding Lincoln Options and LPT Options will be cancelled as of the Effective Date.

ARRANGEMENT AGREEMENT

The Arrangement, which will be carried out pursuant to the BCBCA, will be effected in accordance with the Arrangement Agreement. The steps of the Arrangement, as set out in the Arrangement Agreement, are summarized under "The Arrangement - Principal Steps".

The general description of the Arrangement Agreement which follows is qualified in its entirety by reference to the full text of the Arrangement Agreement, a copy of which is attached as Schedule "F" and available for review by Shareholders, at the respective head offices of the Companies as shown on the Notices of Meeting, during normal business hours prior to the Meetings.

General

The Companies entered into the Arrangement Agreement which is dated for reference as of January 15, 2009. For the purposes of this summary, the references below to the Arrangement Agreement include the Plan of Arrangement which is reproduced in full as Exhibit I to Schedule "F" to this Information Circular.

In the Arrangement Agreement, the Companies provide representations and warranties to one another regarding certain customary commercial matters, including corporate, legal and other matters, relating to their respective affairs.

Under the Arrangement Agreement, Lincoln has agreed to seek the approval of its Shareholders to the Continuance Resolution and, if approved, but subject to certain conditions, to complete the Continuance and to seek the approval of its Shareholders to the Arrangement Agreement and the transactions contemplated thereunder. LPT has agreed to seek the approval of its Shareholders to the Consolidation Resolution. The Continuance Resolution and Arrangement Resolution are Special Resolutions. The Consolidation Resolution is an Ordinary Resolution. The Companies have agreed to use all reasonable commercial efforts to obtain all necessary Shareholder and regulatory approvals, including the approvals of the Court, to the Arrangement.

Until the Effective Date, the Companies have each agreed, among other things, to conduct their respective businesses in the ordinary course, consistent with existing practice, and not to incur any obligation, expenditures or liability, other than those relating to the maintenance of their corporate existence, the Arrangement and the Meetings, except with the written consent of the other party.

Termination

The Arrangement Agreement may be terminated at any time prior to the Effective Date, in the circumstances specified in the Arrangement Agreement, including: (a) by unanimous agreement; (b) automatically if the Final Order has not been obtained prior to the Termination Date, unless extended by agreement by the parties; (c) by one of the Companies in the event of a material adverse change in the other Company, (d) if notices of dissent or notices of objection are received in respect of Lincoln Shares which, in aggregate, would amount to more than 5% of the outstanding Lincoln Shares as of the Record Date; (e) if the conditions precedent under the Arrangement Agreement (see below) are not met or waived by the Termination Date; or (f) by either of the Companies if the requisite Shareholder approvals of the Continuance, the Arrangement or the Consolidation is not received at its respective Meeting.

Non-Solicitation

In addition to their other covenants under the Arrangement Agreement, each of Lincoln and LPT have agreed that until completion of the Transaction they will not, directly or indirectly, solicit, initiate, assist, facilitate, promote or knowingly encourage the initiation of proposals or offers from, entertain or enter into negotiations with, any person other than the other Company, with respect to any amalgamation, merger, consolidation, arrangement, restructuring, sale of any material assets or part thereof of it, unless such action is necessary to carry on the business of the Company in the ordinary course or required as a result of the duties of the directors and officers of the relevant Company.

Conditions to the Arrangement Becoming Effective

The respective obligations of the Companies to complete the transactions contemplated by the Arrangement Agreement are subject to the satisfaction, on or before the Effective Date, of a number of mutual conditions precedent as follows:

    the Arrangement shall have been approved and adopted by Lincoln Shareholders at the Lincoln Meeting by Special Resolution in accordance with the Interim Order and the Arrangement shall have otherwise been approved and adopted by the requisite majorities of persons entitled or required to vote thereon as determined by the Court;

    LPT, as the sole shareholder of LPT Sub, shall have approved the Arrangement;

    the Interim Order and Final Order shall have been obtained from the Court in the manner contemplated by Section 2.02 of the Arrangement Agreement;

    the TSXV shall have accepted the Arrangement, the Consolidation, the Private Placement and the other transactions contemplated by the Arrangement Agreement as part of LPT's "Qualifying Transaction" under the rules and policies of the TSXV, subject to compliance with the usual requirements of the TSXV;

    all other consents, orders, regulations and approvals, including regulatory and judicial approvals and orders, necessary or desirable for the completion of the transactions provided for in the Arrangement Agreement and the Plan of Arrangement shall have been obtained or received from the persons, authorities or bodies having jurisdiction in the circumstances;

    there shall not be in force any order or decree restraining or enjoining the consummation of the transactions contemplated by the Arrangement Agreement and the Arrangement;

    Lincoln and LPT shall have received advice of tax counsel confirming the Canadian and United States tax consequences of the Arrangement as described in this Information Circular;

    none of the consents, orders, regulations or approvals contemplated herein shall contain terms or conditions or require undertakings or security deemed unsatisfactory or unacceptable by any of the parties hereto, acting reasonably;

    the various issuances and exchanges of Lincoln Shares, Post Consolidation LPT Shares, warrants or other securities convertible or exercisable to acquire Post Consolidation LPT Shares and the certificates representing such securities as contemplated by the Arrangement will have been approved by all necessary corporate action to permit such securities to be issued, if applicable, as fully paid and non-assessable and will be exempt from the registration requirements of the 1933 Act and the registration and prospectus requirements of applicable securities laws in each of the Provinces of Canada in which holders of Lincoln Shares are resident; and such LPT securities will not be subject to hold periods under the securities laws of Canada or the United States except as may be imposed by Rules 144 and 145 under the 1933 Act with respect to affiliates or except as disclosed in the Information Circular or except by reason of the existence of any controlling interest in LPT pursuant to the securities laws of any applicable jurisdiction;

    the Arrangement Agreement shall not have been terminated under Article Six thereof;

    the Continuance shall have been approved by Special Resolution at the Lincoln Meeting and the Continuance shall have been completed;

    the Consolidation shall have been approved by Ordinary Resolution at the LPT Meeting and the Consolidation shall have been made effective under the BCBCA;

    LPT shall have effected a name change under the BCBCA to "Lincoln Mining Corporation" or such other name as may be agreed upon by LPT and Lincoln and approved by the TSXV;

    the Debt Settlement shall have been completed, subject to completion of the Arrangement;

    the CPC Escrowed Shares shall have been transferred to persons designated by Lincoln;

    all of the outstanding Lincoln Options shall have been cancelled;

    all of the outstanding LPT Options shall have been cancelled;

    the Private Placement shall have been completed;

    the Arrangement Filings shall have been accepted for filing by the Registrar;

    dissent rights shall not have been exercised with respect to either the Continuance or the Arrangement by holders of Lincoln Shares which will in the aggregate represent 5% or more of the Lincoln Shares outstanding on the Record Date; and

    the Arrangement Agreement shall not have been previously terminated.

Any of the conditions listed above, except for those provided for in paragraphs (a), (b), (c), (d), (e), (f), (h), (i), (j), (k), (l) and (s), may be waived by either Company in whole or in part without prejudice to such party's right to rely on any other of them.

Conditions to Obligations of Lincoln

The obligation of Lincoln to complete the transactions contemplated by the Arrangement Agreement is further subject to the following conditions, which may be waived by Lincoln in whole or in part without prejudice to its right to rely on any other condition in favour of Lincoln:

    the Board of Directors of Lincoln shall have received a fairness opinion, which is not subsequently withdrawn, which concludes that issuance of Post Consolidation LPT Shares to the Lincoln Shareholders under the Arrangement is fair and reasonable to the holders of Lincoln Shares from a financial point of view;

    the number of Post Consolidation LPT Shares held by Lincoln Shareholders following completion of the Consolidation, the Private Placement and the Arrangement will represent in aggregate at least 43% of all of the outstanding Post Consolidation LPT Shares immediately following the Effective Date;

    LPT shall not have disposed of a material interest in any of its assets or otherwise enter into any material transaction with, or incur any material liability to, any other corporation or other person or perform any act or enter into any transaction or negotiation which interferes or is inconsistent with the completion of the transactions contemplated hereby, other than as contemplated in the Arrangement Agreement, without the consent of Lincoln thereto, such consent not to be unreasonably withheld; and

    no adverse material change shall have occurred in the affairs of LPT.

Conditions to Obligations of LPT

The obligation of LPT to complete the transactions contemplated by the Arrangement Agreement is further subject to the conditions, which may be waived by LPT in whole or in part without prejudice to its right to rely on any other condition in favour of LPT, that:

    Lincoln shall not have disposed, and will not have permitted any of its subsidiaries to dispose, of a material interest in any of its properties or assets or otherwise enter into any material transaction with, or incur any material liability to, any other corporation or other person or perform any act or enter into any transaction or negotiation which interferes or is inconsistent with the completion of the transactions contemplated hereby, other than as contemplated in the Arrangement Agreement, without the consent of LPT thereto, such consent not to be unreasonably withheld; and

    no adverse material change shall have occurred in the affairs of Lincoln, excluding the continued deterioration of Lincoln's financial condition.

Conditions to Obligations of Each Party

The obligation of each party to complete the transactions contemplated by the Arrangement Agreement is further subject to the condition, which may be waived by such party without prejudice to its right to rely on any other condition in favour of such party, that the covenants of the other party to be performed on or before the Effective Date pursuant to the terms of the Arrangement Agreement shall have been duly performed by it and that, except as affected by the transactions contemplated by the Arrangement Agreement or otherwise agreed by the parties, the representations and warranties of the other party shall be true and correct in all material respects as at the Effective Date, with the same effect as if such representations and warranties had been made at, and as of such time and each such party shall have received a certificate, dated the Effective Date, of a senior officer of each other party confirming the same.

Amendment

At any time before the Effective Date, the Arrangement Agreement and the Plan of Arrangement may be amended by written agreement of the Companies without, subject to applicable law, further notice to or authorization on the part of their respective Shareholders. Without limiting the generality of the foregoing, any such amendment may:

    change the time for performance of any of the obligations or acts of the Companies;

    waive any inaccuracies or modify any representation contained therein or any document to be delivered pursuant to the Arrangement Agreement; or

    waive compliance with or modify any of the covenants therein contained or waive or modify performance of any of the obligations of the Companies;

but, notwithstanding the foregoing, the terms of Section 3.01 of the Plan of Arrangement and the shareholder approval requirements of the Arrangement Agreement shall not be amended in any material respect without the approval of the shareholders of Lincoln, LPT or LPT Sub, as the case may be, given in the same manner as required for such approvals under the Arrangement Agreement or as may be ordered by the Court.

Indemnity

Each Company has agreed to indemnify the other Company from any losses, claims, damages, liabilities, actions or demands arising from a breach of a representation, warranty, covenant or obligation including legal or other expenses incurred in connection with investigating or defending same.

RIGHTS OF DISSENT

As indicated in the Lincoln Notice of Meeting, and as provided in the Plan of Arrangement, any holder of Lincoln Shares is entitled to be paid the fair value of such Shares in accordance with the Arrangement Dissent Rights in the Plan of Arrangement and the provisions of Sections 237-247 of the BCBCA if the Shareholder duly dissents to the Arrangement Resolution and the Arrangement becomes effective. A holder of Lincoln Shares who dissents to the Arrangement Resolution and is paid the fair value of such Shares will not be entitled to receive any Post Consolidation LPT Shares. The fair value of such holder's Shares will be determined as of the close of business on the business day before the adoption of the Arrangement Resolution. The payment for such fair value of the shares shall be made by Lincoln.

The statutory provisions dealing with the right of dissent are technical and complex. Any Shareholders who wish to exercise their right of dissent should seek independent legal advice, as failure to comply strictly with the provisions of Sections 237-247 of the BCBCA and the Plan of Arrangement may prejudice their right of dissent.

Lincoln Shareholders registered as such on the Record Date may exercise rights of dissent pursuant to and in the manner set forth in Sections 237-247 of the BCBCA, the Plan of Arrangement and the Interim Order, provided that the notice of dissent duly executed by such Lincoln Shareholder is received by Lincoln two business days in advance of the date of the Lincoln Meeting. Arrangement Dissenting Shareholders are ultimately entitled to be paid fair value for their Dissenting Shares and shall be deemed to have transferred their Dissenting Shares to Lincoln for cancellation immediately at the Effective Date and in no case shall Lincoln or LPT be required to recognize such persons as holding Lincoln Shares after the Effective Date.

A vote against the Arrangement Resolution, an abstention from voting in respect of the Arrangement Resolution, or the execution or exercise of a proxy to vote against the Arrangement Resolution does not constitute a notice of dissent, but a Lincoln Shareholder need not vote against the Arrangement Resolution in order to dissent. However, a Lincoln Shareholder who consents to or votes in favour of the Arrangement Resolution, other than as a proxy for a Lincoln Shareholder whose proxy required an affirmative vote, or otherwise acts inconsistently with the dissent, will cease to be entitled to exercise any Arrangement Dissent Rights.

Lincoln Shareholders who do not duly exercise their Arrangement Dissent Right are not entitled to be paid fair value for their Dissenting Shares, shall be deemed to have participated in the Arrangement on the same basis as a Lincoln Shareholder who is not an Arrangement Dissenting Shareholder and shall receive Post Consolidation LPT Shares on the same basis as every other Lincoln Shareholder.

Prior to the Arrangement becoming effective, Lincoln will send a notice of intention to act to each Arrangement Dissenting Shareholder stating that the Arrangement Resolution has been passed and informing the Arrangement Dissenting Shareholder of Lincoln's intention to act on such Arrangement Resolution. A notice of intention need not be sent to any Lincoln Shareholder who voted in favour of the Arrangement Resolution or who has withdrawn his notice of dissent. Within one month of the date of the notice given by Lincoln of its intention to act, the Arrangement Dissenting Shareholder is required to send written notice to Lincoln that he requires Lincoln to purchase all of his Lincoln Shares and at the same time to deliver certificates representing those Lincoln Shares to Lincoln. Upon such delivery, an Arrangement Dissenting Shareholder will be bound to sell and Lincoln will be bound to purchase the Lincoln Shares subject to the demand for a payment equal to their fair value as of the day before the day on which the Arrangement Resolution was passed by the Lincoln Shareholders, excluding any appreciation or depreciation in anticipation of the vote (unless such exclusion would be inequitable). Every Arrangement Dissenting Shareholder of Lincoln who has delivered a demand for payment must be paid the same price as the other Arrangement Dissenting Shareholders of Lincoln.

An Arrangement Dissenting Shareholder who has sent a demand for payment, or Lincoln, may apply to the Court which may: (a) require the Arrangement Dissenting Shareholder to sell and Lincoln, to purchase the Lincoln Shares in respect of which a notice of dissent has been validly given; (b) set the price and terms of the purchase and sale, or order that the price and terms be established by arbitration, in either case having due regard for the rights of creditors; (c) join in the application of any other Arrangement Dissenting Shareholder who has delivered a demand for payment; and (d) make consequential orders and give such directions as it considers appropriate. No Arrangement Dissenting Shareholder who has delivered a demand for payment may vote or exercise or assert any rights of a Lincoln Shareholder in respect of the Lincoln Shares for which a demand for payment has been given, other than the rights to receive payment for those Lincoln Shares. Until an Arrangement Dissenting Shareholder who has delivered a demand for payment is paid in full, that Arrangement Dissenting Shareholder may exercise and assert all the rights of a creditor of Lincoln. No Arrangement Dissenting Shareholder may withdraw his demand for payment unless Lincoln consents.

Once the Arrangement becomes effective, none of the resulting changes to Lincoln will affect the rights of the Arrangement Dissenting Shareholders or Lincoln or the price to be paid for the Arrangement Dissenting Shareholder's Lincoln Shares. If the Court determines that a person is not an Arrangement Dissenting Shareholder or is not otherwise entitled to dissent, the Court, without prejudice to any acts or proceedings that Lincoln or the Lincoln Shareholders may have taken during the intervening period, may make the order it considers appropriate to remove the restrictions on the Arrangement Dissenting Shareholder from dealing with his Lincoln Shares.

Strict adherence to the procedures set forth above will be required and failure to do so may result in the loss of all Arrangement Dissent Rights. Accordingly, each Lincoln Shareholder who might desire to exercise Arrangement Dissent Rights should carefully consider and fully comply with the provisions set forth above and below and consult his or her legal advisor.

In addition to Arrangement Dissent Rights, under the BCBCA, a Lincoln Shareholder or a non-registered Lincoln Shareholder has the right to apply to Court on the grounds that some act of Lincoln has been done, or is threatened, or that some resolution of the Lincoln Shareholders has been passed or is proposed that is unfair or prejudicial to one or more of the Lincoln Shareholders, including the applicant. On such an application, the Court may make such order as it sees appropriate including an order to prohibit any act proposed by Lincoln or to cancel or vary any transaction or resolution.

Sections 237-247 of the BCBC

The following is a brief summary of the provisions of Sections 237-247 of the BCBCA. An Arrangement Dissenting Shareholder who duly gives notice of dissent to the Arrangement may require Lincoln, if the Arrangement becomes effective, to purchase all of the Lincoln Shares or held by such Shareholder at the fair value of such Lincoln Shares or as of the day before the date on which the Special Resolution was passed. A Lincoln Shareholder may give notice of dissent in respect of the Arrangement by registered mail addressed to Lincoln at the address for Dissent Notices noted below. The notice of dissent must be received at the office of Lincoln, as specified below, at least 2 business days before the Lincoln Meeting. As a result of giving notice of dissent such Lincoln Shareholder may, on receiving a notice of intention to act under Sections 237-247 of the BCBCA, require Lincoln to purchase all the Lincoln Shares of such Shareholder in respect of which the notice of dissent was given. The text of Sections 237-247 of the BCBCA is set out in Schedule "J" to this Information Circular. Reference should also be made to the Plan of Arrangement attached as Exhibit I to Schedule "F" and in particular Article 4 thereof.

Address for Dissent Notices

All Dissent Notices to Lincoln, in accordance with the provisions of the Plan of Arrangement, should be addressed to Lincoln at the offices of its legal counsel, DuMoulin Black LLP, 10th Floor, 595 Howe Street, Vancouver, British Columbia, V6C 2T5, Attention: J. Douglas Seppala.

Strict Compliance with Dissent Provisions Required

The foregoing summary does not purport to be a comprehensive statement of the procedures to be followed by an Arrangement Dissenting Shareholder who seeks payment of the fair value of such Shareholder's Lincoln Shares, and is qualified in its entirety by reference to the Interim Order and Sections 237-247 of the BCBCA, the full texts of which are attached to this Information Circular as Schedule "H" and Schedule "J", respectively, and the Plan of Arrangement attached as Exhibit I to Schedule "F". The Arrangement Dissent Rights in the Plan of Arrangement and the provisions of sections 237-247 of the BCBCA require strict adherence to the procedures established therein and failure to do so may result in the loss of Arrangement Dissent Rights. Accordingly, each Lincoln Shareholder who might desire to exercise Arrangement Dissent Rights should carefully consider and comply with the provisions of those sections and should consult a legal advisor.

The Arrangement Agreement provides, as a condition to the obligations to complete the Arrangement that holders of not more than 5% of the issued and outstanding Lincoln Shares as of the Record Date shall have exercised rights of dissent in connection with the Continuance or Arrangement. If the Arrangement does not complete, Arrangement Dissenting Shareholders will not be entitled to receive fair value for their Lincoln Shares.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

General

The following is, as of the date hereof, a summary of the principal Canadian federal income tax considerations generally applicable under the Tax Act in respect of the Arrangement to Lincoln Shareholders who, for purposes of the Tax Act and at all relevant times, are individuals who (i) deal at arm's length with, and are not affiliated with, Lincoln, LPT Sub or LPT, and (ii) hold their Lincoln Shares and the LPT Shares to be received under the Arrangement as capital property. Individuals who meet all of the foregoing requirements are referred to as "Holder" or "Holders" in this summary, and this summary only addresses such Holders.

This summary is based on the provisions of the Tax Act and the regulations in force as of the date hereof and the company's understanding of the current administrative policies and assessing practices of the Canada Revenue Agency (the "CRA"). This summary takes into account all specific proposals to amend the Tax Act or regulations that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Proposed Amendments") and assumes that the Proposed Amendments will be enacted in the form proposed, although no assurance in this regard can be given.

This summary is not exhaustive of all possible Canadian federal income tax considerations applicable in respect of the proposed Transactions and, except for the Proposed Amendments, does not take into account or anticipate any changes in the law, whether by legislative, regulatory or judicial action, or changes in the administrative and assessing practices of the CRA. This summary does not take into account any provincial, territorial or foreign tax considerations, which may differ significantly from the Canadian federal income tax considerations discussed herein. Certain of the statements expressed below are expressed with the word "should" rather than "will". This is intended to convey that while the matter is not free from doubt, such that a contrary position could prevail, the statement expressed is considered to be more persuasive than the contrary position, such that the contrary position is unlikely to prevail. No income tax ruling or legal opinion has been sought or obtained in respect of any of the matters addressed in the summary.

This summary is not applicable to a Holder who has acquired Lincoln Shares on the exercise of a stock option received in respect of, in the course of, or by virtue of, employment with Lincoln; or a Holder who has elected to have the "functional currency" reporting rules apply, as defined in the Tax Act. The summary does not address holders of Lincoln Warrants or Lincoln Options, nor does it address the deductibility of interest by a Holder who has borrowed money to acquire Lincoln Shares, and all such persons should consult with their own tax advisors.

This summary is of a general nature only and is not intended to be, and should not be construed to be, legal, business or tax advice to any particular Lincoln Shareholder. Consequently, all Lincoln Shareholders are urged to obtain their own tax advice in respect of the consequences to them of the Arrangement having regard to their particular circumstances.

Currency Conversion

For purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of Lincoln Shares and LPT Shares which are not denominated in Canadian dollars must be converted into Canadian dollars based on the exchange rate applicable on the effective date (as determined in accordance with the Tax Act) of the related acquisition, disposition or recognition of income.

Continuance

The Continuance will not be a taxable event to Holders.

Holders Resident in Canada

The following portion of this summary is generally applicable to a Holder (as defined above) who, for purposes of the Tax Act and at all relevant times, is resident solely in Canada. A Holder who meets these requirements is referred to in this summary as a "Resident Holder", and the following portion of the summary only addresses such Resident Holders.

Amalgamation - Exchange of Lincoln Shares for LPT Shares

On the amalgamation, Resident Holders should be considered to have disposed of their Lincoln Shares for proceeds of disposition equal to the adjusted cost base of their Lincoln Shares, such that Resident Holders should have no gain or loss on the amalgamation.

A Resident Holder's aggregate cost of the LPT Shares acquired should equal the aggregate adjusted cost base of the Lincoln Shares exchanged for the LPT Shares. The Resident Holder's adjusted cost base of LPT Shares is subject to the averaging rules under the Tax Act.

Receipt of Dividends on LPT Shares

A Resident Holder of LPT Shares (whether acquired under the Arrangement or otherwise) will be subject to the normal treatment under the Tax Act applicable to dividends received from a taxable Canadian corporation, including the gross-up and dividend tax credit rules applicable to dividends from taxable Canadian corporations. No comment is provided as to whether dividends paid by LPT (if any) will be eligible for the enhanced gross-up and dividend tax credit applicable to eligible dividends under the Tax Act.

Taxable dividends received may give rise to liability for the alternative minimum tax under the Tax Act.

Disposition of LPT Shares acquired on the Amalgamation

A Resident Holder who disposes of or is deemed to have disposed of a LPT Share will realize a capital gain or capital loss, as the case may be, equal to the amount by which the proceeds of disposition in respect of such share exceeds or is exceeded by the aggregate of the adjusted cost base of such share and any reasonable expenses associated with the disposition.

Capital gains realized may give rise to liability for the alternative minimum tax under the Tax Act.

Taxation of Capital Gains and Capital Losses

One-half of any capital gain (a "taxable capital gain") realized by a Resident Holder must be included in income in the taxation year in which it is realized. One-half of the amount of any capital loss (an "allowable capital loss") realized by a Resident Holder in a taxation year must be deducted from any taxable capital gains realized by the Resident Holder in that year. Allowable capital losses in excess of taxable capital gains may be carried back and deducted in any of the three preceding years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years.

Dissenting Resident Holders

Where a dissenting Resident Holder becomes entitled to receive from Lincoln the fair value of his or her Lincoln Shares held, the dissenting Resident Holder will be deemed to have received a taxable dividend equal to the amount (if any) by which the amount received from Lincoln for such share, less an amount in respect of interest, if any, awarded by the Court, exceeds the "paid-up capital" of such Lincoln Shares as defined for purposes of the Tax Act. Any dividend so deemed to have been received will be included in computing the dissenting Resident Holder's income and will be subject to the gross-up and dividend tax credit rules applicable to dividends from taxable Canadian corporations.

In addition, a dissenting Resident Holder will also be considered to have disposed of the Lincoln Shares for proceeds of disposition equal to the amount paid to such dissenting Resident Holder less an amount in respect of interest, if any, awarded by the Court and less the amount of any deemed dividend arising as described above. Dissenting Resident Holders may therefore realize a capital gain or sustain a capital loss in respect of such disposition (see "Certain Canadian Federal Income Tax Considerations - Taxation of Capital Gains and Capital Losses" above).

Any interest awarded to a dissenting Resident Holder by the Court will be included in the dissenting Resident Holder's income for the purposes of the Tax Act.

Holders not Resident in Canada

The following portion of the summary is generally applicable to a Holder (as defined above) who, for purposes of the Tax Act and any applicable income tax convention, and at all relevant times, (i) is not resident or deemed to be resident, in Canada; and (ii) does not use or hold the Lincoln Shares or the LPT Shares in, or in the course of carrying on, a business in Canada. A Holder who meets all of the foregoing requirements is referred to as a "Non-Resident Holder" in this summary, and this portion of the summary only addresses such Non-Resident Holders.

Taxable Canadian Property

Lincoln Shares will be considered "taxable Canadian property" of a Non-Resident Holder for purposes of the Tax Act at the time of the amalgamation because the Lincoln Shares are not listed on a designated stock exchange. Generally, LPT Shares received by a Non-Resident Holder under the Arrangement will be deemed to be taxable Canadian property of the Non-Resident Holder at all times because they are received in exchange for shares that are taxable Canadian property (the Lincoln Shares).

This summary applies to Non-Resident Holders only in respect of LPT Shares received under the Arrangement, and the summary is based on the assumption that the Lincoln Shares and such LPT Shares are held at all relevant times as "taxable Canadian property" for purposes of the Tax Act. LPT Shares acquired separately from the Arrangement may not be taxable Canadian property to the Non-Resident Shareholder and, accordingly, the tax consequences in respect of those LPT Shares may, depending on the circumstances, be different than set out below.

Amalgamation - Exchange of Lincoln Shares for LPT Shares

The exchange of Lincoln Shares for LPT Shares should not give rise to a gain or loss to Non-Resident Holders for purposes of the Tax Act. However, Non-Resident Holders will be considered to have disposed of their Lincoln Shares on the amalgamation and are required to file a Canadian income tax return reporting this disposition. Certain additional notice requirements normally required under the Tax Act in respect of dispositions of taxable Canadian property should not be applicable, based on our understanding of the policy of the Canada Revenue Agency.

A Non-Resident Holder's aggregate cost of the LPT Shares acquired on the amalgamation will equal the aggregate adjusted cost base of the Lincoln Shares which are exchanged for the LPT Shares. The Non-Resident Holder's adjusted cost base of LPT Shares is subject to the averaging rules under the Tax Act.

Receipt of Dividends on LPT Shares

Where a Non-Resident Holder of LPT Shares receives or is deemed to receive a dividend on such shares, the amount thereof will be subject to Canadian withholding tax at the rate of 25% of the gross amount of the dividend unless the rate is reduced under the provisions of an applicable income tax convention between Canada and the Non-Resident Holder's country of residence.

Disposition of LPT Shares acquired on the Amalgamation

A Non-Resident Holder will be subject to tax under the Tax Act on any capital gain realized on the disposition or deemed disposition of LPT Shares received under the Arrangement unless the Non-Resident Holder is entitled to relief under an applicable income tax convention between Canada and the Non-Resident Shareholder's country of residence.

Generally, a Non-Resident Holder who disposes of or is deemed to have disposed of a LPT Share will realize a capital gain or sustain a capital loss, as the case may be, equal to the amount by which the proceeds of disposition in respect of such share exceeds or is exceeded by the aggregate of the adjusted cost base of each such share and any reasonable expenses associated with the disposition. The taxation of capital gains and losses is generally described above under "Certain Canadian Federal Income Tax Considerations - Taxation of Capital Gains and Capital Losses". However, a taxable capital gain or allowable capital loss resulting from a disposition of LPT Shares received under the Arrangement by a Non-Resident Holder will not be included in computing the Non-Resident Holder's income for the purposes of the Tax Act if such shares constitute "treaty-protected property". Shares will generally be treaty-protected property if a gain from the disposition of the shares would, because of an applicable income tax convention, be exempt from tax under Part I of the Tax Act.

In general, a Non-Resident Holder is required to file a Canadian income tax return reporting the disposition or deemed disposition of any LPT Shares received under the Arrangement. Where a disposition or deemed disposition of LPT Shares received under the Arrangement occurs after 2008, the Non-Resident Holder will not be required to file a Canadian income tax return reporting such disposition, if the Non-Resident Holder is (i) not liable to pay any tax under Part I of the Tax Act in respect of the year of disposition, (ii) not liable to pay any amount under the Tax Act in respect of any previous taxation year, and provided that (iii) the LPT Shares disposed of either qualify as "excluded property" under the Tax Act, or a certificate under section 116 of the Tax Act has been issued in respect of such shares.

All Non-Resident Holders are advised to consult with their own tax advisors with respect to the liability for tax, potential application of any applicable income tax convention, tax return filing, and other Canadian tax compliance requirements applicable to them in their particular circumstances.

Non-Resident Dissenting Lincoln Shareholders

Where a dissenting Non-Resident Holder becomes entitled to receive from Lincoln the fair value of his or her Lincoln Shares held, the dissenting Non-Resident Holder will be deemed to receive a taxable dividend equal to the amount (if any) by which the amount received from Lincoln, less an amount in respect of interest, if any, awarded by the Court, exceeds the "paid-up capital" of such Lincoln Shares as defined for purposes of the Tax Act. The amount of the dividend will be subject to Canadian withholding tax at the rate of 25% of the gross amount of the dividend unless the rate is reduced under the provisions of an applicable income tax convention between Canada and the dissenting Non-Resident Holder's country of residence. Where the Non-Resident Holder receives interest consequent upon the exercise of Dissent Rights, such amount will also be subject to Canadian withholding tax at the rate of 25% except to the extent that the rate is reduced under the provisions of an applicable income tax convention between Canada and the dissenting Non-Resident Holder's country of residence.

In addition, a dissenting Non-Resident Holder will also be considered to have disposed of his or her Lincoln Shares for proceeds of disposition equal to the amount paid to such Non-Resident Holder less an amount in respect of interest, if any, awarded by the Court and less the amount of any deemed dividend arising as described above, and will be subject to tax under the Tax Act on any gain realized as a result, unless relief is provided under the income tax convention between Canada and the dissenting Non-Resident Holder's country of residence.

All dissenting Non-Resident Holders are advised to consult with their own tax advisors with respect to these provisions and related compliance requirements applicable to their own circumstances.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

Introduction

The following is a limited discussion of certain of U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from the Consolidation, the Continuance, the Arrangement, and the acquisition, ownership and disposition of Post Consolidation LPT Shares received pursuant to the Arrangement. This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder as a result of the Arrangement or as a result of the Consolidation, the Continuance, the Arrangement, and the acquisition, ownership and disposition of Post Consolidation LPT Shares received pursuant to the Arrangement. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax considerations applicable to a U.S. Holder. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. Moreover, this summary is not binding on the Internal Revenue Service (the "IRS") or the U.S. courts, and no assurance can be provided that the conclusions reached in this summary will not be challenged by the IRS or will be sustained by a U.S. court if so challenged. Neither Lincoln nor LPT have requested, and do not intend to request, a ruling from the IRS or an opinion from legal counsel regarding any of the U.S. federal income tax consequences of the Consolidation, the Continuance, the Arrangement, and the acquisition, ownership and disposition of Post Consolidation LPT Shares received pursuant to the Arrangement. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the Consolidation, the Continuance, the Arrangement, and the acquisition, ownership and disposition of Post Consolidation LPT Shares received pursuant to the Arrangement.

To ensure compliance with U.S. Treasury Department Circular 230, U.S. Holders are hereby notified that: (a) any discussion of U.S. federal tax issues in this document is not intended or written to be relied upon, and cannot be relied upon by a U.S. Holder, for the purpose of avoiding penalties that may be imposed under the Internal Revenue Code; (b) this summary was written in connection with the promotion or marketing of the transactions or matters addressed in this document; and (c) each U.S. Holder should seek advice based on such U.S. Holder's particular circumstances from an independent tax advisor.

Scope of this Disclosure

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations (final, temporary, and proposed), U.S. court decisions, published IRS rulings and published administrative positions of the IRS, that are applicable and, in each case, as in effect and available, as of the date of this Information Circular. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis and could affect the U.S. federal income tax considerations described in this summary.

U.S. Holders

For purposes of this summary, a "U.S. Holder" is an owner of Lincoln Shares at the time of the Continuance and who receives Post Consolidation LPT Shares pursuant to the Arrangement, or an owner LPT's outstanding common shares participating in the Consolidation, as the case may be, that, for U.S. federal income tax purposes, is (a) an individual who is a citizen or resident of the U.S., (b) a corporation, or other entity classified as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the U.S. or any state in the U.S., including the District of Columbia, (c) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income, or (d) a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

Non-U.S. Holders

For purposes of this summary, a "Non-U.S. Holder" is an owner of Lincoln Shares at the time of the Continuance and who receives Post Consolidation LPT Shares pursuant to the Arrangement, or an owner LPT's outstanding common shares participating in the Consolidation, as the case may be, that is not a U.S. Holder. This summary does not address the U.S. federal income tax considerations applicable to Non-U.S. Holders arising from the Consolidation, the Continuance, or the Arrangement or the acquisition, ownership and disposition of Post Consolidation LPT Shares received pursuant to the Arrangement. Accordingly, a Non-U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. federal, U.S. state and local, and foreign tax consequences (including the potential application of and operation of any tax treaties) of the Consolidation, the Continuance, the Arrangement, and the acquisition, ownership and disposition of Post Consolidation LPT Shares received pursuant to the Arrangement.

Transactions Not Addressed

Except as expressly discussed below, this summary does not address the U.S. federal income tax consequences of transactions effectuated prior or subsequent to, or concurrently with, the Consolidation, the Continuation, or the Arrangement (whether or not any such transactions are undertaken in connection with the Arrangement), including, without limitation, the following:

    tax consequences to LPT, LPT Sub, and Lincoln;

    the Debt Settlement;

    any exercise, conversion, assumption, disposition, exchange, or other transaction involving Lincoln Warrants;

    any conversion into Lincoln Shares of any Lincoln notes, debentures or other debt instruments;

    any vesting, conversion, assumption, disposition, exercise, exchange, or other transaction involving any rights to acquire Lincoln Shares, including Lincoln Options;

    any release, transfer, acquisition, disposition, or other transaction involving the CPC Escrowed Shares or the CPC Escrow Agreement; and

    any transaction, other than the Consolidation, the Continuance, or the Arrangement, in which Lincoln Shares or Post Consolidation LPT Shares are acquired.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations of the Consolidation, the Continuance, or the Arrangement, to U.S. Holders that are subject to special provisions under the Code, including the following U.S. Holders: (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies or that are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (c) U.S. Holders that have a "functional currency" other than the U.S. dollar; (d) U.S. Holders that are liable for the alternative minimum tax under the Code; (e) U.S. Holders that own Lincoln Shares or LPT common shares, as the case may be, as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) U.S. Holders that acquired Lincoln Shares or LPT common shares, as the case may be, in connection with the exercise of employee stock options or otherwise as compensation for services; (g) U.S. Holders that hold Lincoln Shares or LPT common shares, as the case may be, other than as a capital asset within the meaning of Section 1221 of the Code; (h) U.S. Holders who are U.S. expatriates or former long term residents of the United States; and (i) U.S. Holders that own, directly, indirectly, or by attribution, 5% or more, by voting power or value, of the outstanding Lincoln Shares or LPT common shares, as the case may be. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the Consolidation, the Continuance, the Arrangement, and the acquisition, ownership and disposition of Post Consolidation LPT Shares received pursuant to the Arrangement.

If an entity that is classified as partnership (or "pass-through" entity) for U.S. federal income tax purposes holds Lincoln Shares, the U.S. federal income tax consequences to such partnership (or "pass-through" entity) and the partners of such partnership (or owners of such "pass-through" entity) generally will depend on the activities of the partnership (or "pass-through" entity) and the status of such partners (or owners). Partners of entities that are classified as partnerships (and owners of "pass-through" entities) for U.S. federal income tax purposes should consult their own financial advisors, legal counsel or accountants regarding the U.S. federal income tax consequences of the Consolidation, the Continuance, the Arrangement, and the acquisition, ownership and disposition of Post Consolidation LPT Shares received pursuant to the Arrangement.

Tax Consequences Other than U.S. Federal Income Tax Consequences Not Addressed

This summary does not address the state, local, estate and gift, or foreign tax consequences to U.S. Holders of the Consolidation, the Continuance, or the Arrangement. Each U.S. Holder should consult its own financial advisors, legal counsel, or accountants regarding the state, local, estate and gift, and foreign tax consequences to them of the Consolidation, the Continuance, or the Arrangement.

U.S. Federal Income Tax Characterization of Lincoln

This summary assumes that Lincoln will be classified as a foreign corporation for U.S. federal income tax purposes. In 2007, Lincoln continued from Nevada to Canada. Section 7874(b) of the Code provides generally that a corporation that migrates from the United States will nonetheless remain subject to U.S. tax on its worldwide income unless the migrating entity has substantial business activities in the foreign country in which it is migrating when compared to its total business activities. In its final U.S. federal income tax return, Lincoln took the position that it has substantial business activity in Canada in relation to its worldwide activities and that Section 7874(b) of the Code does not apply to cause Lincoln, after the migration to Canada, to be subject to U.S. income tax on its worldwide income. In addition, Lincoln reported that no United States taxes were recognized as a result of the migration to Canada. In the event that any of the foregoing positions taken by Lincoln is incorrect, the U.S. federal income tax consequences of the Continuance and the Arrangement to U.S. Holders and Lincoln would be materially different. There can be no assurance that the IRS will not challenge the status of Lincoln as a foreign corporation or that the U.S. courts will uphold the status of Lincoln as a foreign corporation in the event of an IRS challenge. U.S. Holders are urged to consult their own tax advisors regarding the characterization of Lincoln for U.S. federal income tax purposes.

U.S. Federal Income Tax Consequences of the Arrangement

Characterization of the Continuance of Lincoln

The Continuance should qualify as a tax-deferred "reorganization" within the meaning of Section 368(a)(1) of the Code (a "Tax-Deferred Transaction"). However, Lincoln has neither sought nor obtained either a ruling from the IRS or an opinion of counsel regarding any of the tax consequences of the Continuance. There can be no assurance that the IRS will not challenge the status of the Continuance as a Tax-Deferred Transaction or that the U.S. courts will uphold the status of the Continuance as a Tax-Deferred Transaction in the event of an IRS challenge. If the Continuance qualifies as a Tax-Deferred Transaction, subject to the "passive foreign investment company" (or "PFIC", as defined below) rules discussed below, then (a) no gain or loss will be recognized by a U.S. Holder participating in the Continuance, (b) the tax basis of a U.S. Holder in his/her Lincoln Shares should remain the same, and (c) the holding period of a U.S. Holder in the Lincoln Shares acquired (or deemed to be acquired) pursuant to the Continuance will include such U.S. Holder's holding period for Lincoln Shares held prior to the Continuance. U.S. Holders should consult their own U.S. tax advisors regarding the proper tax reporting of the Continuance.

In addition, Lincoln believes that the Merger should not be considered a transaction to which Section 897 would impose recognition of gain or loss with respect to any interest of Lincoln which is a "U.S. real property holding company" and/or a "U.S. real property interest" as such terms are defined in Section 897 of the Code. However, there is no direct legal authority directly addressing the application of Section 897 to the Merger. In addition, the Merger will be effected under applicable provisions of Canadian law, which are technically different from analogous provisions of U.S. law. Accordingly, there can be no assurance that the IRS will not challenge Lincoln's position that Section 897 should not apply to the Merger or that the U.S. courts will uphold such a position in the event of an IRS challenge. U.S. Holders should consult their own U.S. tax advisors regarding the U.S. federal income tax consequences of the Merger to Lincoln.

Characterization of the Consolidation of LPT Shares

The Consolidation should qualify as a tax-deferred "reorganization" within the meaning of Section 368(a)(1) of the Code, and/or as a tax-deferred exchange qualifying under Section 1036(a) of the Code (in either case, a "Tax-Deferred Transaction"). However, LPT has neither sought nor obtained either a ruling from the IRS or an opinion of counsel regarding any of the tax consequences of the Consolidation. There can be no assurance that the IRS will not challenge the status of the Consolidation as a Tax-Deferred Transaction or that the U.S. courts will uphold the status of the Consolidation as a Tax-Deferred Transaction in the event of an IRS challenge. If the Consolidation qualifies as a Tax-Deferred Transaction, subject to the PFIC rules discussed below, then (a) no gain or loss will be recognized by a U.S. Holder participating in the Consolidation, (b) the aggregate adjusted tax basis in the LPT Post Consolidation Shares received in the Consolidation will equal the aggregate adjusted tax basis in the LPT common shares held immediately prior to the Consolidation, and (c) the holding period of a U.S. Holder in the Post Consolidation LPT Shares acquired (or deemed to be acquired) pursuant to the Consolidation will include such U.S. Holder's holding period for LPT common shares held prior to the Consolidation. U.S. Holders should consult their own U.S. tax advisors regarding the proper tax reporting of the Consolidation.

Characterization of the Exchange of Lincoln Shares for Post Consolidation LPT Shares

The exchange of Lincoln Shares for Post Consolidation LPT Shares pursuant to the Arrangement should qualify as a tax-deferred "reorganization" within the meaning of Section 368(a)(1) of the Code (a "Tax-Deferred Transaction"). However, neither Lincoln nor LPT has sought or obtained either a ruling from the IRS or an opinion of counsel regarding any of the tax consequences of the exchange of Lincoln Shares for Post Consolidation LPT Shares pursuant to the Arrangement. There can be no assurance that the IRS will not challenge the status of the exchange of Lincoln Shares for Post Consolidation LPT Shares pursuant to the Arrangement as a Tax-Deferred Transaction or that the U.S. courts will uphold the status of such exchange as a Tax-Deferred Transaction in the event of an IRS challenge. The tax consequences of the exchange of Lincoln Shares for Post Consolidation LPT Shares pursuant to the Arrangement qualifying as a Tax-Deferred Transaction or as a taxable transaction are discussed below. U.S. Holders should consult their own U.S. tax advisors regarding the proper tax reporting of an exchange of Lincoln Shares for Post Consolidation LPT Shares pursuant to the Arrangement.

In addition, Lincoln believes that the Merger should not be considered a transaction to which Section 897 would impose recognition of gain or loss with respect to any interest of Lincoln which is a "U.S. real property holding company" and/or a "U.S. real property interest" as such terms are defined in Section 897 of the Code. However, there is no direct legal authority directly addressing the application of Section 897 to the Merger. In addition, the Merger will be effected under applicable provisions of Canadian law, which are technically different from analogous provisions of U.S. law. Accordingly, there can be no assurance that the IRS will not challenge Lincoln's position that Section 897 should not apply to the Merger or that the U.S. courts will uphold such a position in the event of an IRS challenge. U.S. Holders should consult their own U.S. tax advisors regarding the U.S. federal income tax consequences of the Merger to Lincoln.

Tax Consequences If Lincoln or LPT Classified as a PFIC

A U.S. Holder of Lincoln Shares would be subject to special, adverse tax rules in respect of the Continuance and the Arrangement if Lincoln was classified as a PFIC for any taxable year during which such U.S. Holder holds or held Lincoln Shares. In addition, a U.S. Holder of LPT common shares would be subject to special, adverse tax rules in respect of the Consolidation if LPT was classified as a PFIC for any taxable year during which such U.S. Holder holds or held LPT common shares.

A non-U.S. corporation is classified as a PFIC for each taxable year in which (i) 75% or more of its income is passive income (as defined for U.S. federal income tax purposes) or (ii) on average for such taxable year, 50% or more (by value) of its assets either produce or are held for the production of passive income. For purposes of the PFIC provisions, "gross income" generally means sales revenues less cost of goods sold, and "passive income" generally includes dividends, interest, royalties, rents, and gains from commodities or securities transactions, including certain transactions involving oil and gas. In determining whether or not it is classified as a PFIC, a non-U.S. corporation is required to take into account its pro rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest.

Lincoln believes that it likely constituted a PFIC during one or more prior taxable years, and based on current business plans and financial projections, believes that it will likely constitute a PFIC during the current taxable year.

LPT believes that it likely constituted a PFIC during one or more prior taxable years, and based on current business plans and financial projections, believes that it will likely constitute a PFIC during the current taxable year.

PFIC classification is factual in nature, and generally cannot be determined until the close of the taxable year in question. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. Consequently, there can be no assurances regarding the PFIC status of Lincoln or LPT during any current, prior, or future taxable year.

Subject to the "PFIC-for-PFIC Exception" discussed below, if Lincoln or LPT is classified as a PFIC for any taxable year during which a U.S. Holder holds Lincoln Shares, special rules may increase such U.S. Holder's U.S. federal income tax liability. Under the default PFIC rules:

    the Continuance, Consolidation, or the Arrangement would be treated as a taxable exchange even if such transaction(s) qualify as a Tax-Deferred Transaction;

    any gain on the sale, exchange or other disposition of Lincoln Shares and any "excess distribution" (defined as an annual distribution that is more than 25% in excess of the average annual distribution over the past three years) will be allocated rateably over such U.S. Holder's holding period;

    the amount allocated to the current taxable year and any year prior to the first year in which Lincoln or LPT was classified as a PFIC will be taxed as ordinary income in the current year;

    the amount allocated to each of the other taxable years will be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year; and

    an interest charge for a deemed deferral benefit will be imposed with respect to the resulting tax attributable to each of the other taxable years, which interest charge is not deductible by non-corporate U.S. Holders.

A U.S. Holder that has made a "mark-to-market" election under Section 1296 of the Code or a timely and effective election to treat Lincoln or LPT as a "qualified electing fund" under Section 1295 of the Code (a "QEF Election") generally may not be subject to the PFIC rules described above, and may be able to mitigate potentially adverse PFIC tax consequences in the future. U.S. Holders are urged to consult with their own tax advisors regarding the potential application of the PFIC rules or any mark-to-market or QEF Election.

However, notwithstanding the foregoing, if (i) the Consolidation, the Continuance, and the Arrangement each qualify as a Tax Deferred Transaction, (ii) Lincoln or LPT was classified as a PFIC for any taxable year during which a U.S. Holder holds or held Lincoln Shares or LPT common shares, as the case may be, and (iii) LPT also qualifies as a PFIC for the taxable year that includes the day after the effective date of the Consolidation, the Continuance or the Arrangement, respectively, then proposed Treasury Regulations generally provide for the nonrecognition treatment of a Tax-Deferred Transaction to apply to such U.S. Holder's participation in the Consolidation, the Continuance, and/or the Arrangement, as the case may be (for a discussion of the general nonrecognition treatment of a Tax-Deferred Transaction, see discussion below under the heading "Tax Consequences if the Arrangement Qualifies as a Tax-Deferred Transaction"). This exception is generally referred to as the "PFIC-for-PFIC Exception." In addition, in order to qualify for this exception, proposed Treasury Regulations require a U.S. Holder to report certain information to the IRS on Form 8621 together with such U.S. Holder's U.S. federal income tax return for the taxable year in which the Consolidation, Continuation, or Arrangement occurs.

As discussed below under the heading "Passive Foreign Investment Company Rules Relating to the Ownership of Post Consolidation LPT Shares", based on current business plans and financial projections, LPT expects that it will be a PFIC for the taxable year that includes the day after the effective date of the Arrangement. PFIC classification is factual in nature, and generally cannot be determined until the close of the taxable year in question. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. Consequently, there can be no assurances regarding the PFIC status of LPT during any current, prior, or future taxable year. If LPT is a PFIC for the taxable year that includes the day after the Arrangement, the PFIC-for-PFIC Exception may be available to qualifying U.S. Holders that comply with the reporting requirements discussed above. The availability of such nonrecognition treatment provided by the PFIC-for-PFIC Exception is subject to numerous restrictions and limitations. Each U.S. Holder should consult its own tax advisor, legal counsel, or accountant regarding the potential application of the PFIC rules to the Consolidation, the Continuance, and the Arrangement, and the information reporting responsibilities under the proposed Treasury Regulations in connection with such transactions.

Tax Consequences if the Arrangement Qualifies as a Tax-Deferred Transaction

If the Arrangement qualifies as a Tax-Deferred Transaction, subject to the PFIC rules discussed above, then the following U.S. federal income tax consequences will result for U.S. Holders:

    no gain or loss will be recognized by a U.S. Holder on the exchange of Lincoln Shares for Post Consolidation LPT Shares pursuant to the Arrangement;

    the tax basis of a U.S. Holder in the Post Consolidation LPT Shares acquired in exchange for Lincoln Shares pursuant to the Arrangement will be equal to such U.S. Holder's tax basis in Lincoln Shares exchanged;

    the holding period of a U.S. Holder for the Post Consolidation LPT Shares acquired in exchange for Lincoln Shares pursuant to the Arrangement will include such U.S. Holder's holding period for Lincoln Shares; and

    U.S. Holders who exchange Lincoln Shares for Post Consolidation LPT Shares pursuant to the Arrangement generally will be required to report certain information to the IRS on their U.S. federal income tax returns for the taxable year in which the Arrangement occurs, and to retain certain records related to the Arrangement.

The IRS could challenge a U.S. Holder's treatment of the Arrangement as a Tax-Deferred Transaction. If this treatment were successfully challenged, then the Arrangement would be treated as a taxable transaction, with the consequences discussed immediately below (including the recognition of any realized gain).

Treatment of the Arrangement as a Taxable Transaction

If the Arrangement does not qualify as a Tax-Deferred Transaction for U.S. federal income tax purposes, subject to the PFIC rules discussed above, then the following U.S. federal income tax consequences will result for U.S. Holders:

    a U.S. Holder will recognize gain or loss in an amount equal to the difference, if any, between (i) the fair market value (expressed in U.S. dollars) of the Post Consolidation LPT Shares received in exchange for Lincoln Shares pursuant to the Arrangement and (ii) the adjusted tax basis (expressed in U.S. dollars) of such U.S. Holder in Lincoln Shares exchanged;

    the tax basis of a U.S. Holder in the Post Consolidation LPT Shares received in exchange for Lincoln Shares pursuant to the Arrangement would be equal to the fair market value of such Post Consolidation LPT Shares on the date of receipt; and

    the holding period of a U.S. Holder for the Post Consolidation LPT Shares received in exchange for Lincoln Shares pursuant to the Arrangement will begin on the day after the date of receipt.

If Lincoln is not classified as a PFIC for any taxable year in which a U.S. Holder held Lincoln Shares, any gain or loss described in clause (a) immediately above generally would be capital gain or loss, which will be long-term capital gain or loss if such Lincoln Shares are held for more than one year. Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to complex limitations under the Code.

U.S. Holders Exercising Dissent Rights

A U.S. Holder of Lincoln Shares that exercises dissent rights in connection with the Continuance or the Arrangement and is paid cash in exchange for all of such U.S. Holder's Lincoln Shares generally will recognize gain or loss in an amount equal to the difference, if any, between (a) the amount of cash received by such U.S. Holder in exchange for Lincoln Shares (other than amounts, if any, that are or are deemed to be interest for U.S. federal income tax purposes, which amounts will be taxed as ordinary income) and (b) the tax basis of such U.S. Holder in such Lincoln Shares surrendered. Subject to the PFIC rules discussed above, such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if such Lincoln Shares are held for more than one year. Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. Deductions for capital losses are subject to complex limitations under the Code. U.S. Holders that receive Canadian currency in as a result of exercising dissent rights should read the section below under the heading "Receipt of Canadian Currency."

However, notwithstanding the foregoing, a U.S. Holder of Lincoln Shares that exercises dissent rights in the Arrangement would be subject to special, adverse tax rules if Lincoln was classified as a PFIC for any taxable year during which such U.S. Holder holds or held Lincoln Shares. If Lincoln was classified as a PFIC for any taxable year during which a U.S. Holder holds or held Lincoln Shares, a U.S. Holder that exercises dissent rights and is paid cash in exchange for all of such U.S. Holder's Lincoln Shares generally will be subject to the default PFIC rules discussed above under the heading "Tax Consequences If Lincoln or LPT Classified as a PFIC."

Ownership of Post Consolidation LPT Shares

Distributions With Respect to Post Consolidation LPT Shares

Subject to the discussion below under the heading "Passive Foreign Investment Company Rules Relating to the Ownership of Post Consolidation LPT Shares", a U.S. Holder that receives a distribution (including a constructive distribution, but excluding certain pro rata distributions of stock described in Section 305 of the Code) with respect to the Post Consolidation LPT Shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated "earnings and profits" of LPT, as determined under U.S. federal income tax rules. To the extent that a distribution exceeds the current and accumulated "earnings and profits" of LPT, such distribution will be treated (a) first, as a tax-free return of capital to the extent of a U.S. Holder's tax basis in the Post Consolidation LPT Shares, and (b) thereafter, as gain from the sale or exchange of such Shares. (See more detailed discussion under the heading "Disposition of Post Consolidation LPT Shares" below). Dividends paid on the Post Consolidation LPT Shares generally will not be eligible for the "dividends received deduction" generally available to U.S. corporate shareholders receiving dividends from U.S. corporations.

For taxable years beginning before January 1, 2011, a dividend paid by LPT generally will be taxed at the preferential tax rates applicable to long-term capital gains if (a) LPT is a "qualified foreign corporation" (as defined below), (b) the U.S. Holder receiving such dividend is an individual, estate, or trust, and (c) such dividend is paid on Post Consolidation LPT Shares that have been held by such U.S. Holder for at least 61 days during the 121-day period beginning 60 days before the "ex-dividend date" (i.e., the first date that a purchaser of such Post Consolidation LPT Shares will not be entitled to receive such dividend). LPT generally will be a "qualified foreign corporation" under Section 1(h)(11) of the Code (a "QFC") if (a) LPT is eligible for the benefits of the Canada-U.S. Tax Convention, or (b) the Lincoln Shares are readily tradable on an established securities market in the U.S. However, even if LPT satisfies one or more of such requirements, LPT will not be treated as a QFC if LPT is a PFIC (as defined below) for the taxable year during which LPT pays a dividend or for the preceding taxable year.

As discussed below under the heading "Passive Foreign Investment Company Rules Relating to the Ownership of Post Consolidation LPT Shares", based on current business plans and financial projections, LPT expects that it will be a PFIC for the taxable year that includes the day after the effective date of the Arrangement. However, PFIC classification is factual in nature, and generally cannot be determined until the close of the taxable year in question. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. Consequently, there can be no assurances regarding the PFIC status of LPT during any current, prior, or future taxable year. If LPT is a PFIC, the tax consequences of a dividend paid by LPT to a U.S. Holder is discussed below under the heading "Passive Foreign Investment Company Rules Relating to the Ownership of Post Consolidation LPT Shares--Default PFIC Rules under Section 1291 of the Code." If LPT is not a PFIC, but otherwise fails to qualify as a QFC, a dividend paid by LPT to a U.S. Holder generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains). The dividend rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the dividend rules.

Dispositions of Post Consolidation LPT Shares

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of Post Consolidation LPT Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder's tax basis in the Post Consolidation LPT Shares sold or otherwise disposed of. Subject to the PFIC rules discussed below, any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if the Post Consolidation LPT Shares are held for more than one year. Gain or loss recognized by a U.S. Holder on the sale or other taxable disposition of Lincoln Shares generally will be treated as "U.S. source" for purposes of applying the U.S. foreign tax credit rules, unless such gain is eligible to be treated as foreign source under an applicable income tax treaty, and an election is filed under the Code. (See more detailed discussion at "Foreign Tax Credit" below).

Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Passive Foreign Investment Company Rules Relating to the Ownership of Post Consolidation LPT Shares

If LPT is a PFIC, the preceding sections of this summary may not describe the U.S. federal income tax consequences to U.S. Holders of the acquisition, ownership and disposition of Post Consolidation LPT Shares received pursuant to the Arrangement.

Passive Foreign Investment Company Status of LPT

LPT generally will be considered a PFIC under Section 1297 of the Code if, for a taxable year, (a) 75% or more of the gross income of LPT for such taxable year is passive income or (b) 50% or more of the assets held by LPT either produce passive income or are held for the production of passive income, based on the fair market value of such assets (or on the adjusted tax basis of such assets, if LPT is not publicly traded and either is a "controlled foreign corporation" or makes an election). With respect to sales by a company, "gross income" generally means sales revenues less cost of goods sold. "Passive income" includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

For purposes of the PFIC income test and assets test described above, if LPT owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another foreign corporation, LPT will be treated as if it (a) held a proportionate share of the assets of such other foreign corporation and (b) received directly a proportionate share of the income of such other foreign corporation. In addition, for purposes of the PFIC income test and asset test described above, "passive income" does not include any interest, dividends, rents, or royalties that are received or accrued by LPT from a "related person" (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

In addition, if LPT is a PFIC and owns shares of another foreign corporation that also is a PFIC (a "Subsidiary PFIC"), under certain indirect ownership rules, a disposition of the shares of the Subsidiary PFIC or a distribution received from the Subsidiary PFIC generally will be treated as an indirect disposition by a U.S. Holder or an indirect distribution received by a U.S. Holder, subject to the rules of Section 1291 of the Code discussed below. To the extent that gain recognized on the actual disposition by a U.S. Holder of the Post Consolidation LPT Shares or income recognized by a U.S. Holder on an actual distribution received on the LPT was previously subject to U.S. federal income tax under these indirect ownership rules, such amount generally should not be subject to U.S. federal income tax.

Based on current business plans and financial projections, LPT expects that it will be a PFIC for the taxable year that includes the day after the effective date of the Arrangement. PFIC classification is factual in nature, and generally cannot be determined until the close of the taxable year in question. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. Consequently, there can be no assurances regarding the PFIC status of LPT during any current, prior, or future taxable year. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding whether LPT will be a PFIC for the taxable year that includes the day after the effective date of the Arrangement.

Default PFIC Rules Under Section 1291 of the Code

If LPT is a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of Post Consolidation LPT Shares will depend on whether such U.S. Holder makes an election to treat LPT as a "qualified electing fund" or "QEF" under Section 1295 of the Code (a "QEF Election") or a mark-to-market election under Section 1296 of the Code (a "Mark-to-Market Election"). A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a "Non-Electing U.S. Holder."

A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code with respect to (a) any gain recognized on the sale or other taxable disposition of Post Consolidation LPT Shares and (b) any excess distribution paid on the Post Consolidation LPT Shares. A distribution generally will be an "excess distribution" to the extent that such distribution (together with all other distributions received in the current taxable year) exceeds 125% of the average distributions received during the three preceding taxable years (or during a U.S. Holder's holding period for the Post Consolidation LPT Shares, if shorter).

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of Post Consolidation LPT Shares of a PFIC, and any excess distribution paid on such Post Consolidation LPT Shares, must be rateably allocated to each day in a Non-Electing U.S. Holder's holding period for the Post Consolidation LPT Shares. The amount of any such gain or excess distribution allocated to prior years of such Non-Electing U.S. Holder's holding period for the Post Consolidation LPT Shares will be subject to U.S. federal income tax at the highest tax applicable to ordinary income in each such prior year. A Non-Electing U.S. Holder will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year. Such a Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as "personal interest," which is not deductible. The amount of any such gain or excess distribution allocated to the current year of such Non-Electing U.S. Holder's holding period for the Post Consolidation LPT Shares will be treated as ordinary income in the current year, and no interest charge will be incurred with respect to the resulting tax liability for the current year.

If LPT is a PFIC for any taxable year during which a Non-Electing U.S. Holder holds Lincoln Shares, LPT will continue to be treated as a PFIC with respect to such Non-Electing U.S. Holder, regardless of whether LPT ceases to be a PFIC in one or more subsequent years. A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such Post Consolidation LPT Shares were sold on the last day of the last taxable year for which LPT was a PFIC.

QEF Election

A U.S. Holder that makes a QEF Election generally will not be subject to the rules of Section 1291 of the Code discussed above. However, a U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such U.S. Holder's pro rata share of (a) the net capital gain of LPT, which will be taxed as long-term capital gain to such U.S. Holder, and (b) and the ordinary earnings of LPT, which will be taxed as ordinary income to such U.S. Holder. Generally, "net capital gain" is the excess of (a) net long-term capital gain over (b) net short-term capital gain, and "ordinary earnings" are the excess of (a) "earnings and profits" over (b) net capital gain. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each taxable year in which LPT is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by LPT. However, a U.S. Holder that makes a QEF Election may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Holder is not a corporation, any such interest paid will be treated as "personal interest," which is not deductible.

A U.S. Holder that makes a QEF Election generally (a) may receive a tax-free distribution from LPT to the extent that such distribution represents "earnings and profits" of LPT that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder's tax basis in the Post Consolidation LPT Shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election. In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of Post Consolidation LPT Shares.

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely. A QEF Election will be treated as "timely" if such QEF Election is made for the first year in the U.S. Holder's holding period for the Post Consolidation LPT Shares in which LPT was a PFIC. A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such first year. In general, the holding period of a U.S. Holder for the Post Consolidation LPT Shares acquired in exchange for Lincoln Shares pursuant to the Arrangement will include such U.S. Holder's holding period for Lincoln Shares. However, if Lincoln was a PFIC in a prior taxable year in which a U.S. Holder held Lincoln Shares, then in addition to filing the QEF Election documents, a U.S. Holder must elect to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if the Post Consolidation LPT Shares were sold on the qualification date. The "qualification date" is the first day of the first taxable year in which LPT was a QEF with respect to such U.S. Holder. The election to recognize such gain or "earnings and profits" can only be made if such U.S. Holder's holding period for the Post Consolidation LPT Shares includes the qualification date. By electing to recognize such gain or "earnings and profits," such U.S. Holder will be deemed to have made a timely QEF Election. In addition, under very limited circumstances, a U.S. Holder may make a retroactive QEF Election if such U.S. Holder failed to file the QEF Election documents in a timely manner.

However, if Lincoln or LPT was a PFIC in a prior year in which a U.S. Holder held Lincoln Shares or LPT common shares, as the case may be, then in addition to filing the QEF Election documents, a U.S. Holder must elect to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if the Post Consolidation LPT Shares were sold on the qualification date.

A QEF Election will apply to the taxable year for which such QEF Election is made and to all subsequent taxable years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election. If a U.S. Holder makes a QEF Election and, in a subsequent taxable year, LPT ceases to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those taxable years in which LPT is not a PFIC. Accordingly, if LPT becomes a PFIC in another subsequent taxable year, the QEF Election will be effective and the U.S. Holder will be subject to the QEF rules described above during any such subsequent taxable year in which LPT qualifies as a PFIC. In addition, the QEF Election will remain in effect (although it will not be applicable) with respect to a U.S. Holder even after such U.S. Holder disposes of all of such U.S. Holder's direct and indirect interest in the Lincoln Shares. Accordingly, if such U.S. Holder reacquires an interest in LPT, such U.S. Holder will be subject to the QEF rules described above for each taxable year in which LPT is a PFIC.

LPT will make available to U.S. Holders, upon request, timely and accurate information as to its status as a PFIC and the status of any Subsidiary PFIC in which LPT owns more than 50% of such subsidiary's total aggregate voting power as a PFIC and will use commercially reasonable efforts to provide to U.S. Holder of Post Consolidation LPT Shares all information that a U.S. Holder making a QEF Election is required to obtain for U.S. federal income tax purposes as requested. Because LPT may not acquire or own more than 50% of the aggregate voting power of one or more Subsidiary PFICs, U.S. Holders should be aware that, with respect to any Subsidiary PFIC, there can be no assurance that LPT will satisfy record keeping requirements that apply to a QEF, or that LPT will supply U.S. Holders with information that such U.S. Holders require to report under the QEF rules, in the event that LPT is a PFIC and a U.S. Holder wishes to make a QEF Election with respect to such Subsidiary PFIC. With respect to Subsidiary PFICs for which LPT does not obtain the required information, U.S. Holders will continue to be subject to the rules discussed above with respect to the taxation of gains and excess distributions. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the availability of, and procedure for making, a QEF Election with respect to LPT and any Subsidiary PFIC.

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election only if the Post Consolidation LPT Shares are marketable stock. The Post Consolidation LPT Shares generally will be "marketable stock" if the Post Consolidation LPT Shares are regularly traded on (a) a national securities exchange that is registered with the Securities and Exchange Commission, (b) the national market system established pursuant to section 11A of the Securities and Exchange Act of 1934, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange ensure active trading of listed stocks. It is unclear whether a listing of the Post Consolidation LPT Shares on the TSXV will qualify such shares as "marketable stock," and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant in this regard.

A U.S. Holder that makes a Mark-to-Market Election generally will not be subject to the rules of Section 1291 of the Code discussed above. However, if a U.S. Holder makes a Mark-to-Market Election after the beginning of such U.S. Holder's holding period for the Post Consolidation LPT Shares and such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, the Post Consolidation LPT Shares.

A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each taxable year in which LPT is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Post Consolidation LPT Shares as of the close of such taxable year over (b) such U.S. Holder's tax basis in such Post Consolidation LPT Shares. A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the lesser of (a) the excess, if any, of (i) such U.S. Holder's adjusted tax basis in the Post Consolidation LPT Shares over (ii) the fair market value of such Post Consolidation LPT Shares as of the close of such taxable year or (b) the excess, if any, of (i) the amount included in ordinary income because of such Mark-to-Market Election for prior taxable years over (ii) the amount allowed as a deduction because of such Mark-to-Market Election for prior taxable years.

A U.S. Holder that makes a Mark-to-Market Election generally also will adjust such U.S. Holder's tax basis in the Post Consolidation LPT Shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election. In addition, upon a sale or other taxable disposition of Post Consolidation LPT Shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior taxable years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior taxable years).

A Mark-to-Market Election applies to the taxable year in which such Mark-to-Market Election is made and to each subsequent taxable year, unless the Post Consolidation LPT Shares cease to be "marketable stock" or the IRS consents to revocation of such election. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the availability of, and procedure for making, a Mark-to-Market Election.

Other PFIC Rules

Under Section 1291(f) of the Code, the IRS has issued proposed Treasury Regulations that, subject to certain exceptions, would cause a U.S. Holder that had not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of Post Consolidation LPT Shares that would otherwise be tax-deferred (e.g., gifts and exchanges pursuant to corporate reorganizations). However, the specific U.S. federal income tax consequences to a U.S. Holder may vary based on the manner in which Post Consolidation LPT Shares are transferred.

Certain additional adverse rules will apply with respect to a U.S. Holder if LPT is a PFIC, regardless of whether such U.S. Holder makes a QEF Election. For example under Section 1298(b)(6) of the Code, a U.S. Holder that uses Lincoln Shares as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such Lincoln Shares. In addition, a U.S. Holder who acquires Post Consolidation LPT Shares from a decedent will not receive a "step up" in tax basis of such Post Consolidation LPT Shares to fair market value.

The PFIC rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Post Consolidation LPT Shares.

Other Considerations

Foreign Tax Credit

A U.S. Holder that pays (whether directly or through withholding) Canadian income tax in connection with the Arrangement or in connection with the ownership or disposition of Post Consolidation LPT Shares may be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder's U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder's income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder's U.S. federal income tax liability that such U.S. Holder's "foreign source" taxable income bears to such U.S. Holder's worldwide taxable income. In applying this limitation, a U.S. Holder's various items of income and deduction must be classified, under complex rules, as either "foreign source" or "U.S. source." Generally, dividends paid by a foreign corporation should be treated as foreign source for this purpose, and gains recognized on the sale of stock of a foreign corporation by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty and if an election is properly made under the Code. However, the amount of a distribution with respect to the Post Consolidation LPT Shares that is treated as a "dividend" may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder. In addition, this limitation is calculated separately with respect to specific categories of income. The foreign tax credit rules are complex, and each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

Receipt of Canadian Currency

The amount of any distribution paid in Canadian dollars to a U.S. Holder in connection with ownership of Post Consolidation LPT Shares, or on the sale, exchange or other taxable disposition of Post Consolidation LPT Shares, or any Canadian dollars received as a result of Lincoln Shareholders exercising dissent rights under the Arrangement, generally will be equal to the U.S. dollar value of such Canadian dollars based on the exchange rate applicable on the date of receipt (regardless of whether such Canadian dollars are converted into U.S. dollars at that time). A U.S. Holder that receives Canadian dollars and converts such Canadian dollars into U.S. dollars at a conversion rate other than the rate in effect on the date of receipt may have a foreign currency exchange gain or loss, which generally would be treated as U.S. source ordinary income or loss.

Taxable dividends with respect to Post Consolidation LPT Shares that are paid in Canadian dollars will be included in the gross income of a U.S. Holder as translated into U.S. dollars calculated by reference to the exchange rate prevailing on the date of actual or constructive receipt of the dividend, regardless of whether the Canadian dollars are converted into U.S. dollars at that time. If the Canadian dollars received are not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the Canadian dollars equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who receives payment in Canadian dollars and engages in a subsequent conversion or other disposition of the Canadian dollars may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes.

Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of Canadian dollars.

Information Reporting; Backup Withholding Tax

Payments of cash made to U.S. Holders relating to the exercise of dissent rights under the Continuance or the Arrangement, and payments of cash made to U.S. Holders relating to dividends on, or proceeds arising from the sale or other taxable disposition of Post Consolidation LPT Shares, generally will be subject to U.S. federal information reporting and may be subject to backup withholding tax, currently at the rate of 28%, if a U.S. Holder (a) fails to furnish such U.S. Holder's correct U.S. taxpayer identification number (generally on Form W-9); or (b) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup-withholding tax. However, U.S. Holders that are corporations generally are excluded from these information-reporting and backup-withholding tax rules. Backup withholding is not an additional U.S. federal income tax. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder's U.S. federal income tax liability, if any, or will be refunded to the extent it exceeds such liability, if such U.S. Holder furnishes required information to the IRS. A U.S. Holder that does not provide a correct U.S. taxpayer identification number may be subject to penalties imposed by the IRS. Each U.S. Holder should consult its own U.S. tax advisor regarding the information reporting and backup withholding tax rules.

SECURITIES LAWS CONSIDERATIONS

The following is a brief summary of the securities laws considerations applying to the transactions contemplated herein.

Canadian Securities Laws

Status under Canadian Securities Laws

LPT is a "reporting issuer" (i.e. a public company) in the Provinces of British Columbia and Alberta. The LPT Shares are currently listed on the TSXV. Lincoln is a "reporting issuer" in the Province of British Columbia. The Lincoln Shares are currently quoted on the OTCBB. After the Arrangement, LPT will continue to be a reporting issuer in British Columbia and Alberta and the Post Consolidation LPT Shares will trade on the TSXV. The Merged Company will be a wholly owned subsidiary of LPT and Lincoln's shares will cease to be quoted on the OTCBB, and the Merged Company will file notice with the British Columbia Securities Commission of Lincoln's voluntary surrender of reporting issuer status.

Issuance of Shares and Resale of Post Consolidation LPT Securities Under Canadian Securities Laws

The issue of the Post Consolidation LPT Shares to the Lincoln Shareholders under the Plan of Arrangement constitutes a distribution of securities which is exempt from the registration and prospectus requirements of Canadian Securities Legislation. The Post Consolidation LPT Shares held by former Lincoln Shareholders may be resold in each of the provinces and territories of Canada, provided LPT is and has been a reporting issuer for four months (LPT will satisfy this requirement), the holder is not a "control person" as defined in the applicable securities legislation, no unusual effort is made to prepare the market or create a demand for those securities and no extraordinary commission or consideration is paid in respect of that sale and, if the holder is an insider or officer of LPT, the holder has no reasonable grounds to believe that LPT is in default of securities legislation.

Each holder is urged to consult such holder's professional advisers to determine the conditions and restrictions applicable to trades in the Post Consolidation LPT Shares to which the Lincoln Shareholders are entitled under the Arrangement. There may also be restrictions placed on resale of such securities by the TSXV. Resales of any such securities acquired in connection with the Arrangement may be required to be made through properly registered securities dealers.

U.S. Securities Laws

Status Under U.S. Securities Laws

Each of LPT and Lincoln is a "foreign private issuer" as defined under the Exchange Act. The LPT Shares are not listed for trading, and LPT does not intend to seek a listing for the LPT Shares at this time on a stock exchange in the United States. The common shares of Lincoln are registered pursuant to Section 12(g) of the Exchange Act. The common shares of LPT will be deemed to be registered pursuant to Section 12(g) of the Exchange Act following completion of the Arrangement pursuant to the successor issuer rules of the SEC provided in Rule 12g-3 of the Exchange Act. It is anticipated that the common shares of LPT will trade in the United States on the OTCBB following completion of the Arrangement.

Issuance of Shares and Resale of Post Consolidation LPT Shares Under U.S. Securities Laws

The following discussion is a general overview of certain requirements of U.S. federal securities laws applicable to shareholders of Lincoln in the United States ("U.S. Shareholders"). All U.S. Shareholders are urged to consult with their own legal counsel to ensure that the resale of Post Consolidation LPT Shares issued to them under the Arrangement complies with applicable securities legislation. Further information applicable to U.S. Shareholders is disclosed under the heading "Summary - Securities Laws Information for United States Shareholders".

The issuance of the Post Consolidation LPT Shares, and the subsequent resale of these shares held by U.S. Shareholders will be subject to U.S. securities laws, including the U.S. Securities Act.

The following discussion does not address the Canadian securities laws that will apply to the issue of the Post Consolidation LPT Shares or the resale of these shares by U.S. Shareholders within Canada. U.S. Shareholders reselling their Post Consolidation LPT Shares in Canada must comply with Canadian securities laws, as outlined elsewhere in this Information Circular.

Exemption from the Registration Requirements of the U.S. Securities Act

The issuance by LPT of Post Consolidation LPT Shares pursuant to the Arrangement will not be registered under the U.S. Securities Act or the securities laws of any state of the United States and will be effected in reliance upon the Section 3(a)(10) Exemption under the U.S. Securities Act and exemptions provided under the securities laws of each state of the United States in which U.S. Shareholders reside. Section 3(a)(10) of the U.S. Securities Act exempts from registration a security which is issued in exchange for outstanding securities where the terms and conditions of such issuance and exchange are approved, after a hearing upon the fairness of such terms and conditions at which all persons to whom it is proposed to issue securities in such exchange have the right to appear, by a court or by a governmental authority expressly authorized by law to grant such approval. Accordingly, the Final Order of the Court will, if granted, constitute a basis for the exemption from the registration requirements of the U.S. Securities Act with respect to the Post Consolidation LPT Shares issued in connection with the Arrangement.

Resales of Securities within the United States after the Completion of the Arrangement

The following discussion is limited to the resale of Post Consolidation LPT Shares within the United States. U.S. Shareholders may also resell their shares in limited circumstances outside of the United States in accordance with Regulation S of the U.S. Securities Act ("Regulation S"). The availability of Regulation S for non-United States resales is discussed below under "Resales of Securities Pursuant to Regulation S".

The manner in which a U.S. Shareholder may resell the Post Consolidation LPT Shares issued to such shareholder on completion of the Arrangement within the United States will depend on whether such U.S. Shareholder is an "affiliate" of Lincoln before the completion of the Arrangement. As defined in Rule 144 under the U.S. Securities Act, an "affiliate" of an issuer is a person that directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such issuer. Typically, persons who are executive officers, directors or 10% or greater shareholders of an issuer are considered to be its "affiliates". The resale rules applicable to the U.S. Shareholders of Lincoln are summarized below.

Non-Affiliates of Lincoln Before the Arrangement

U.S. Shareholders who are not affiliates of Lincoln prior to the completion of the Arrangement and who will not be affiliates of LPT following completion of the Arrangement may resell the Post Consolidation LPT Shares issued to them upon closing of the Arrangement in the United States without restriction or registration under the U.S. Securities Act.

Affiliates of Lincoln Before the Arrangement

U.S. Shareholders who are affiliates of Lincoln prior to the completion of the Arrangement will be deemed to be underwriters under Rule 145(c) of the U.S. Securities Act with respect to the Post Consolidation LPT Shares issued to them upon completion of the Arrangement. As such, these U.S. Shareholders may only resell the Post Consolidation LPT Shares issued to them if the resale of such shares is registered under the U.S. Securities Act or an exemption from registration is available. Rule 145(d) will provide an exemption from registration in the following circumstances and subject to the condition that LPT will have filed "Form 10 Information", as defined in Rule 144(i) of the U.S. Securities Act, with the SEC:

  after a period of 90 days has elapsed from the date of the completion of the Arrangement, shareholders may sell their Post Consolidation LPT Shares in the United States subject to the current public information, volume limitation, manner of sale and broker transaction requirements of Rule 144 of the U.S. Securities Act. Under the volume limitation requirements, these shareholders will be entitled to resell in the United States during any three-month period, that number of shares of Post Consolidation LPT Shares, as applicable, that does not exceed the greater of one percent of the then-outstanding securities of such class, after a period of six months has elapsed from the date of the completion of the Arrangement, shareholders who are not affiliates of LPT and have not been affiliates of LPT for at least three months may sell their Post Consolidation LPT Shares without restriction provided that LPT is subject to the current public information requirements of Rule 144 of the U.S. Securities Act, or after a period of one year has elapsed from the date of the completion of the Arrangement, shareholders who are not affiliates of LPT and have not been affiliates of LPT for at least three months may sell their Post Consolidation LPT Shares without restriction.

Resales of Securities Pursuant to Regulation S

U.S. Shareholders receiving Post Consolidation LPT Shares on completion of the Arrangement may, under the U.S. Securities Act, resell their Post Consolidation LPT Shares in "offshore transactions" in accordance with Rule 904 of Regulation S provided the conditions imposed thereunder for offshore resales are satisfied. An "offshore transaction" includes a transaction executed using the facilities of a designated offshore securities exchange, such as the TSXV, provided the offer of the securities is not made to a person in the United States and neither the seller nor any person acting on the seller's behalf knows the transaction has been pre-arranged with a buyer in the United States.

The availability of the Regulation S "offshore resale" exemption depends in part on whether the U.S. Shareholder is an "affiliate" of LPT upon completion of the Arrangement or is otherwise an "underwriter" or "distributor" with respect to the Post Consolidation LPT Shares. See discussion above of "affiliate" under "Resales of Post Consolidation LPT Shares within the United States after the Completion of the Arrangement". The resale rules applicable to the U.S. Shareholders of LPT are summarized below.

A U.S. Shareholder who was not an affiliate of Lincoln prior to the Arrangement and who is not an affiliate of LPT after completion of the Arrangement may resell his or her Post Consolidation LPT Shares in "offshore transactions" provided that neither the U.S. Shareholder nor any person acting on its behalf engages in "directed selling efforts" in the United States. U.S. Shareholders who are affiliates of Lincoln prior the Arrangement will be deemed to be "underwriters" under Rule 145(c) and accordingly will not be able to rely on Rule 904 of Regulation S to resell their Post-Consolidation LPT Shares. U.S. Shareholders who were not affiliates of Lincoln prior to the Arrangement but who are affiliates of LPT following the Arrangement by virtue only of being a director or executive officer of LPT may sell their shares on the TSXV in "offshore transactions" provided that no selling concession, fee or other remuneration is paid in connection with such offer or sale other than the usual and customary broker's commission that would be received by a person executing such transaction as agent. Under Regulation S, "directed selling efforts" are defined as "any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the securities being offered" in the resale transaction.

Additional restrictions apply to a U.S. Shareholder of Post Consolidation LPT Shares who will be an affiliate of LPT other than by virtue of his or her status as an officer or director of LPT.

Proxy Solicitation Requirements

The solicitation of proxies pursuant to this Information Circular is not subject to the requirements of section 14(a) of the Exchange Act; accordingly, this Information Circular has been prepared in accordance with the disclosure requirements of Canadian securities laws. Such requirements are different than those of the United States applicable to registration statements under the U.S. Securities Act and proxy statements under the Exchange Act. The financial statements of Lincoln and LPT included herein have been prepared in accordance with Canadian GAAP, are subject to Canadian auditing and auditor independence standards, and may not be comparable in all respects to financial statements of United States companies.

THE LPT SECURITIES TO BE OUTSTANDING ON COMPLETION OF THE ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR SECURITIES REGULATORY AUTHORITIES OF ANY STATE OF THE UNITED STATES, NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR SECURITIES REGULATORY AUTHORITY OF ANY STATE IN THE UNITED STATES PASSED ON THE ADEQUACY OR ACCURACY OF THIS INFORMATION CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

LPT CAPITAL LTD.

The following information provided by LPT, is presented on a Pre-Arrangement and Pre-Transaction basis and is reflective of the current business, financial and share capital position of LPT. See "Information Concerning the Resulting Issuer" for pro forma business, financial and share capital information for LPT on a post-Arrangement and Post-Transaction basis.

CORPORATE STRUCTURE

LPT was incorporated under the BCBCA on December 15, 2006. LPT's head office is located at 1383 Marinaside Crescent, Suite 805, Vancouver, British Columbia, V6Z 2W9, and its registered and records office is located at 625 Howe Street, Suite 700, Vancouver, British Columbia, V6C 2T6.

GENERAL DEVELOPMENT AND DESCRIPTION OF THE BUSINESS

LPT is a "capital pool company" in accordance with TSXV policies, and at present, LPT does not own any assets other than cash. To date, LPT has not conducted any active business operations except as described herein. Since its incorporation, the principal activities of LPT have been the identification and evaluation of assets or business for the purpose of completing a Qualifying Transaction.

On May 9, 2007, LPT completed an initial public offering of 4,000,000 LPT Shares at $0.10 per share for total proceeds of $400,000. On May 15, 2007, the LPT Shares were listed on the TSXV under the symbol "LPC.P".

On October 7, 2008, LPT entered into a letter agreement with Lincoln regarding the Transaction. The Transaction is intended to be LPT's Qualifying Transaction. See "The Arrangement - Arrangement Agreement".

DIVIDENDS OR DISTRIBUTIONS

LPT has not paid dividends since its incorporation and does not anticipate the payment of dividends in the foreseeable future. The payment of dividends in the future will depend upon, among other factors, the Resulting Issuer's earnings, capital requirements and operating financial conditions.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Information from Inception

Since incorporation, costs have been incurred by LPT in connection with its initial public offering, in seeking, evaluating and negotiating potential Qualifying Transactions, and in meeting the disclosure obligations imposed upon it as a reporting issuer listed for trading on the TSXV. The following is a summary of certain financial data for LPT:

	Nine Months Ended Sept. 30, 2008	Year Ended Dec. 31, 2007 (audited)	From incorporation on Dec. 15, 2006 to Dec. 31, 2006 (audited)
Net loss	$ 31,281	$ 51,821	$ 2,500
Cash	$350,827	$381,325	$100,000
Total assets	$353,640	$381,325	$110,600
Shareholders' equity	$349,164	$380,445	$ 97,500

For the nine months ended September 30, 2008

Results of Operations

For the nine months ended September 30, 2008, LPT incurred a net loss of $31,281 (2007: $53,405) consisting of interest income of $5,125 (2007: $2,970), which was offset by filing fees of $12,028 (2007: $9,394), office and miscellaneous expenses of $2,627 (2007: $556), professional fees of $20,887 (2007: $8,776), travel expenses of $864 (2007: $nil), and stock based compensation of $Nil (2007: 37,655).

Summary of Quarterly Results

The following table presents unaudited selected financial information for each of the last six quarters:

	2008 Q3 $	2008 Q2 $	2008 Q1 $	2007 Q4 $	2007 Q3 $	2007 Q2 $	2007 Q1 $	2006* Q4 $
Interest revenue	1,542	1,562	2,021	2,464	1,941	835	194	-
Net (loss) recovery	(13,405)	(13,047)	(4,829)	1,584	4,416	(48,476)	(513)	(2,500)
Basic/diluted earning (loss) per share	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.01)	(0.00)	(0.03)

*From incorporation on December 15, 2006 to December 31, 2006.

Liquidity

During the period, LPT did not own or have an interest in any assets or business and did not derive any revenues from operations. No financings were undertaken during the period. LPT expects that it will continue to be able to utilize equity financings until it develops cash flows from operations. There can be no assurance, however, that LPT will be successful in its efforts. If such funds are not available or other sources of finance cannot be obtained, then LPT will be forced to curtail its activities to a level for which funding is available and can be obtained.

As of September 30, 2008, LPT had working capital of $349,164 (2007: $384,191) which was mostly comprised of cash and term deposits. Management believes LPT currently has sufficient capital to carry on its current business.

Outstanding Share Data

  authorized share capital: unlimited common shares without par value.

  issued and outstanding:

	Number of LPT Shares	Value	Contributed Surplus

Balance at December 31, 2006	2,000,000	100,000	-

Issued for cash at $0.10 under initial public offering	4,000,000	400,000	-
Agent's commission	-	(40,000)	-
Agent's options	-	(19,724)	19,724
Share issue cost	-	(62,889)	-
Stock-based compensation	-	-	37,655

Balance at December 31, 2007 and Sept. 30, 2008	6,000,000	$ 377,387	$ 57,379

For the year ended December 31, 2007

Results of Operations

For the year ended December 31, 2007, LPT incurred a net loss of $51,821 (2006: $2,500) consisting of interest income of $5,434 (2006: $nil), which was offset by filing fees of $10,382 (2006: $nil), office and miscellaneous expenses of $447 (2006: $1,200), professional fees of $8,771 (2006: $1,300) and stock-based compensation of $37,655 (2006: $nil).

Summary of Quarterly Results

The following table presents unaudited selected financial information for each of the last five quarters:
	2007 Q4 $	2007 Q3 $	2007 Q3 $	2007 Q1 $	2006* Q4 $
Interest revenue	2,464	1,941	835	194	-
Net (loss) recovery	1,584	4,416	(48,476)	(513)	(2,500)
Basic/diluted earning (loss) per share	(0.00)	(0.00)	(0.00)	(0.00)	(0.03)

* From incorporation on December 15, 2006 to December 31, 2006.

Liquidity

During the period, LPT did not own or have an interest in any assets or business and did not derive any revenues from operations. LPT's activities were funded through equity financing and LPT expects that it will continue to be able to utilize this source of financing until it develops cash flows from operations. There can be no assurance, however, that LPT will be successful in its efforts. If such funds are not available or other sources of finance cannot be obtained, then LPT will be forced to curtail its activities to a level for which funding is available and can be obtained.

As of December 31, 2007, LPT had working capital of $380,445 (2006: $97,500) which was mostly comprised of cash and term deposits.

Outstanding Share Data

  authorized share capital: unlimited common shares without par value.

  issued and outstanding:
	Number of LPT Shares	Value	Contributed Surplus
Issued for cash at $0.05 pursuant to subscriptions	2,000,000	$100,000	$-
Balance at December 31, 2006	2,000,000	100,000	-
Issued for cash at $0.10 under initial public offering	4,000,000	400,000	-
Agent's commission	-	(40,000)	-
Agent's options	-	(19,724)	19,724
Share issue cost	-	(62,889)	-
Stock-based compensation	-	-	37,655

Balance at December 31, 2007	6,000,000	$377,387	$57,379

For the year ended December 31, 2006

Results of Operations

For the period from incorporation on December 15, 2006 to December 31, 2006, LPT incurred a net loss of $2,500 for office and miscellaneous expenses of $1,200 and professional fees of $1,300.

Liquidity

During the period, LPT did not own or have an interest in any assets or business and did not derive any revenues from operations. LPT's activities were funded through equity financing and LPT expects that it will continue to be able to utilize this source of financing until it develops cash flows from operations. There can be no assurance, however, that LPT will be successful in its efforts. If such funds are not available or other sources of finance cannot be obtained, then LPT will be forced to curtail its activities to a level for which funding is available and can be obtained.

As of December 31, 2006, LPT had working capital of $86,900 (2005: $nil) which was mostly comprised of cash and term deposits.

Outstanding Share Data

  authorized share capital: unlimited common shares without par value.

  issued and outstanding:
	Number of LPT Shares	Value	Contributed Surplus
Issued for cash at $0.05 pursuant to subscriptions	2,000,000	$100,000	$-

Balance at December 31, 2006	2,000,000	$100,000	$-

CONSOLIDATED CAPITALIZATION

There has been no material change in the share and loan capital of LPT since September 30, 2008, being the date of the most recent financial statements of LPT included in this Information Circular.

PRIOR SALES

LPT has not issued any LPT Shares or securities convertible or exercisable into LPT Shares during the past 12 months.

Trading Price and Volume

LPT Shares are listed for trading on the TSXV under the symbol "LPC.P". The following table sets out the high and low trading price and volume of trading, on a monthly basis, of the LPT Shares on the TSXV during twelve-month period before the date of this Information Circular:
Period	High $	Low $	Volume
November 2007	0.17	0.16	15,000
December 2007	0.16	0.16	30,500
January 2008	Nil	Nil	Nil
February 2008	Nil	Nil	Nil
March 2008	0.15	0.11	29,000
April 2008	Nil	Nil	Nil
May 2008	0.15	0.15	10,000
June 2008	Nil	Nil	Nil
July 2008	0.15	0.15	18,500
August 2008	0.15	0.15	30,000
September 2008	Nil	Nil	Nil
October 2008(1)	Nil	Nil	Nil

1 The trading of LPT Shares was halted on October 8, 2008 in connection with the announcement of the Transaction and is expected to remain halted until completion of the Transaction.

On October 9, 2008, the day before the date of the announcement of the letter agreement in respect of the Transaction, the closing price of LPT Shares on the TSXV was $0.15 per LPT Share.

PRINCIPAL SECURITYHOLDERS

To the knowledge of the directors and officers of LPT, there are no persons who beneficially own, directly or indirectly, or exercise control or direction over, shares carrying more than 10% of the voting rights attached to all outstanding LPT Shares other than:

Name and Place of Residence of Shareholder	Number of LPT Shares	Percentage of Issued and Outstanding LPT Shares
Philip J. Walsh Vancouver, British Columbia	740,000	12.33%
Laurence B. Liebowitz Vancouver, British Columbia	740,000	12.33%

DIRECTORS AND EXECUTIVE OFFICERS

Name, Age, Position with the Issuer and Province/State of Residence	Principal Occupation During the Past Five Years	Appointment as Director and/or Officer
Laurence Liebowitz1 (age: 61) Director British Columbia	Business consultant	Dec. 15, 2006
You Gui Liu1 (age: 53) Director British Columbia	Businessman	Dec. 15, 2006
Philip Walsh1 (age: 67) Director, president, chief executive officer2, chief financial officer2 and secretary British Columbia	Business consultant	Dec. 15, 2006

1 Member of the audit committee.

The directors and executive officers of LPT, as a group, hold 2,000,000 LPT Shares, representing 33.3%of LPT's issued and outstanding LPT Shares as of the date of this Information Circular.

The following is additional biographical information on each of the individuals listed above:

Laurence B. Liebowitz, Director

Mr. Liebowitz has been a director of LPT since its incorporation. Since 1998, he has also been the president and chief executive officer of Anglo Management Corporation, providing executive management consulting services to a variety of public and private corporations. From 1999 to 2000, Mr. Liebowitz also acted as director and contract president and chief executive officer for CounselNet Corporation, a publicly traded issuer. He has also served as a director for several public companies listed on the TSXV and its predecessors. Prior to 1998, Mr. Liebowitz practiced corporate and commercial law in New York for more than 22 years and was the founding partner of a law firm with more than 30 attorneys. Mr. Liebowitz has a Bachelor of Arts degree from the Washington Square College of New York University. He also holds a Master of Arts degree from, and completed Ph.D. (A.B.D.) work at, the Graduate School of Arts & Sciences of New York University. He holds a Juris Doctor degree from Rutgers University.

You Gui Liu, Director

Mr. Liu has been a director of LPT since its incorporation. In 2003, he founded Lion Summit Investment Consultant (Canada) Ltd., providing consulting services to Chinese companies. His consulting work mainly focuses on advising Chinese companies to develop a Canadian presence in the marketplace. From 1998 to 2003, Mr. Liu founded and operated a trading company based in China that imported and exported lumber. Prior to 1998, Mr. Liu was the owner of Lion Summit Leather Enterprises Ltd., a leather manufacturer in mainland China.

Philip Walsh, Director, President, CEO, CFO & Secretary

Mr. Walsh has been a director, president and secretary of LPT since its incorporation and chief executive officer and chief financial officer of LPT since October 1, 2008. Mr. Walsh is a Chartered Accountant and has been a member of the British Columbia Institute of Chartered Accountants since 1971. He is the president and sole owner of Taff Management Corp. and has served in that capacity since November 1996. Taff Management provides consulting, management and advisory services to junior public and private corporations. From March 2000 to May 2002, he was chief financial officer and a director of Chinacom International Technologies Inc, a start-up capital pool company. From May 2002 until November 29, 2006, Mr. Walsh was a director and the chief financial officer of Ross River Minerals Inc., a mineral exploration company listed on the TSXV. Mr. Walsh was a director of Savoy Resources Corp. from January, 2004 to May 2004. In addition to his responsibilities as a director, he also provided the company with general administration and management services, including establishing and monitoring project operating budgets, and acted as chief communications officer with field operations for the company's projects in China.

CORPORATE CEASE TRADE ORDERS OR BANKRUPTCIES

Except as disclosed below, no director, officer, insider or promoter of LPT has, within the previous ten year period, been a director, officer, insider or promoter of any other issuer that, while the person was acting in that capacity: (a) was the subject of a cease trade or similar order, or an order that denied the other issuer access to any exemptions under applicable securities legislation for a period of more than 30 consecutive days; or (b) became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangements or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Philip Walsh was an officer and director of International Rochester Energy Corp. ("Rochester") in November 1999 when the TSXV suspended trading in Rochester's shares for failure to meet continued listing requirements. In February 2003, the British Columbia Securities Commission, at which time Mr. Walsh was an officer and director, issued a cease trade order against Rochester for failure to file financial statements.

PENALTIES OR SANCTIONS

Except as disclosed below, no director, officer, insider or promoter of LPT has, within the previous ten year period, been a director, officer, insider or promoter of any other issuer that has (a) been subject to any penalties or sanctions imposed by a court relating to securities legislation or by any securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) been subject to any other penalties or sanctions imposed by a court or regulatory body or self-regulatory authority that would be likely to be considered important to a reasonable investor making an investment decision.

The Vancouver Stock Exchange imposed a fine of $5,000 against Philip Walsh in connection with a trading infraction which occurred in 1994 while Mr. Walsh was employed as a registered representative with a brokerage firm.

PERSONAL BANKRUPTCIES

No director, officer, insider or promoter of LPT, or a shareholder holding sufficient securities of LPT to affect materially the control of LPT, or a personal holding company of any such persons has, within the ten years before the date of this prospectus, as applicable, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold their assets.

EXECUTIVE COMPENSATION

Executive Officers of LPT

The following table contains information about the compensation paid to, or earned by, those who were, at December 31, 2007, LPT's chief executive officer and chief financial officer (or an individual who acted in a similar capacity) and the three other most highly compensated executive officers (except those whose total salary and bonus does not exceed $150,000) or individuals who were, prior to December 31, 2007, executive officers of LPT during the most recently completed financial year, including persons who performed a policy-making function in respect of LPT (collectively, the "Named Executive Officers"). Other capitalized terms and acronyms have the meanings given in Form 51-102F6 which may be found on the British Columbia Securities Commission website (www.bcsc.bc.ca).

Summary Compensation Table

Named Executive Officer and Principal Position	Financial Year Ended Dec 31	Annual Compensation			Long Term Compensation			All Other Comp- ensation
		Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Awards		Payouts
					Securities Under Options/ SARs Granted (#)	Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)
Philip J. Walsh, President, CEO, CFO and secretary	2007 20061	Nil Nil	Nil Nil	Nil Nil	100,000 Nil	Nil Nil	Nil Nil	Nil Nil

1 From inception of LPT on December 15, 2006 to December 31, 2006.

During the most recently completed financial year ended December 31, 2007, LPT did not make any long-term incentive plan awards to its directors, officers or employees nor did LPT have a pension plan for its directors, officers or employees.

Options to Purchase Securities

During LPT's most recently completed financial year ended December 31, 2007, there were no SAR or stock option repricings.

The following table sets out the incentive stock options granted to LPT's Named Executive Officer during LPT's most recently completed financial year ended December 31, 2007:

Option/SAR Grants During the Most Recently Completed Financial Year

Named Executive Officer	Securities Under Options/SARs Granted (#)	Percent of Total Options/SARs Granted in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Philip Walsh	100,000	25%	$0.10	$0.101	May 15, 2012

1 This is the price per share at which LPT Shares were sold under LPT's initial public offering.

The following table sets out the financial year-end value of unexercised options, on an aggregated basis, held by the Named Executive Officer:

Aggregated Option/SAR Exercises During the Most Recently Completed Financial Year
and Financial Year-End Option/SAR Values

Named Executive Officer	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at FY-End (#) Exercisable/ Unexercisable	Value of Unexercised in-the-Money1 Options/SARs at FY-End ($) Exercisable/ Unexercisable
Philip Walsh	Nil	Nil	100,000/NA	$5,500/NA

1. "In-the-Money Options" means the excess of the market value of LPT Shares on December 31, 2007 over the exercise price of the options. The closing price of LPT Shares on December 12, 2007, which was the last day prior to December 31, 2007 that LPT Shares were traded, was $0.155.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No current director or executive officer of LPT is indebted to LPT.

AUDIT COMMITTEES AND CORPORATE GOVERNANCE

Pursuant to the BCBCA, LPT is required to have an audit committee comprised of at least three directors, the majority of whom must not be officers or employees of LPT or an affiliate of LPT. LPT must, pursuant to National Instrument 52-110 Audit Committees ("NI 52-110"), have a written charter which sets out the duties and responsibilities of its audit committee. LPT's audit committee charter is substantially reproduced below.

Audit Committee Charter

1. Mission

Senior management, as overseen by the board of directors, has primary responsibility for LPT's financial reporting, accounting systems and internal controls. The audit committee is a standing committee of the board of directors established to assist the board of directors in fulfilling its responsibilities in this regard.

2. Responsibilities

The audit committee shall:

(a) Financial Information

  review the annual financial statements and related matters and recommend their approval to the board of directors, after discussing matters such as the selection of accounting policies, major accounting judgements, accruals and estimates with management;

  review the annual information form, if applicable;

  be responsible for reviewing the results of the external audit, including:

    the auditor's engagement letter;

    the reasonableness of the estimated audit fees;

    the scope of the audit, including materiality, locations to be visited, audit reports required, areas of audit risk, timetable, deadlines and coordination with internal audit;

    the post-audit management letter together with management's response;

    the form of the audit report;

    any other related audit engagements (e.g. audit of the company pension plan);

    non-audit services performed by the auditor;

    assessing the auditor's performance;

    recommending the auditor for appointment by the board or directors; and

    meeting with the auditors to discuss pertinent matters, including the quality of accounting personnel;

  ensure that adequate procedures are in place for the review of LPT's public disclosure of financial information extracted or derived from LPT's financial statements (except for disclosure required to be reviewed by the audit committee), and must periodically assess the adequacy of those procedures;

  establish procedures for:

  A. the receipt, retention and treatment of complaints received by LPT regarding accounting, internal accounting controls, or auditing matters; and

  B. the confidential, anonymous submission by employees of LPT of concerns regarding questionable accounting or auditing matters;

  review and approve LPT's hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of LPT;

(b) Interim Financial Statements

    obtain reasonable assurance on the process for preparing reliable quarterly interim financial statements from discussions with management and, where appropriate, reports from the external and internal auditors;

    review, or engage the external auditors to review, the quarterly interim financial statements if not reviewed by the board of directors;

    obtain reasonable assurance from management about the process for ensuring the reliability of other public disclosure documents that contain audited and unaudited financial information;

(c) Accounting System and Internal Controls

    obtain reasonable assurance from discussions with and(or) reports from management, and reports from external and internal auditors that LPT's accounting systems are reliable and that the prescribed internal controls are operating effectively;

    direct the auditors' examinations to particular areas;

    request the auditors to undertake special examinations (e.g., review compliance with conflict of interest policies);

    review control weaknesses identified by the external and internal auditors, together with management's response;

    review the appointments of the chief financial officer and key financial executives;

    review accounting and financial human resources and succession planning within the corporation.

(d) Reporting

    report to the board of directors following each meeting on the major discussions and decisions made by the audit committee; and

    review the audit committee's terms of reference periodically and propose recommended changes to the board of directors.

3. Composition and Regulations

  The audit committee shall be composed of at least three directors. The members and the chairperson of the audit committee shall be appointed by the board of directors for a one year term and may serve any number of consecutive terms.

  The chairperson of the audit committee shall, in consultation with management and the auditors, establish the agenda for the meetings and ensure that properly prepared agenda materials are circulated to members with sufficient time for study prior to the meeting.

  The audit committee shall have the power, authority and discretion delegated to it by the board of directors which shall not include the power to change the membership of or fill vacancies in the audit committee.

  The audit committee shall conform to the regulations which may from time to time be imposed upon it by the board of directors. The board of directors shall have the power at any time to revoke or override the authority given to or acts done by the audit committee except as to acts done before such revocation or act of overriding and to terminate the appointment or change the membership of the audit committee or fill vacancies in it as it shall see fit.

  The audit committee may meet and adjourn, as they think proper. A majority of the members of the audit committee shall constitute a quorum thereof. Questions arising shall be determined by a majority of votes of the members of the audit committee present, and in the case of an equality of votes, the chairperson shall not have a second or casting vote.

  A resolution approved in writing by all of the members of the audit committee shall be valid and effective as if it had been passed at a duly called meeting. Such resolution shall be filed with the minutes of the proceedings of the audit committee and shall be effective on the date stated thereon or on the latest date stated in any counterpart.

  The audit committee shall keep regular minutes of its meetings and record all material matters and shall cause such minutes to be recorded in the books kept for that purpose and shall distribute such minutes to the board of directors.

  The audit committee shall have unrestricted and unfettered access to all LPT personnel and documents and shall be provided with the resources necessary to carry out its responsibilities.

Composition of the Audit Committee

The following are the members of the audit committee:

Laurence Liebowitz	Independent1	Financially literate1
You Gui Liu	Independent1	Financially literate1
Philip Walsh	Not Independent1	Financially literate1

1. As defined in NI 52-110. Philip Walsh is an executive officer of LPT.

Relevant Education and Experience

In addition to each member's general business experience, the education and experience of each audit committee member that is relevant to the performance of his/her responsibilities as a Committee member is as follows:

Laurence Liebowitz practiced corporate and commercial law in New York for more than 22 years, prior to 1998, and was the founding partner of a law firm with more than 30 attorneys. Mr. Liebowitz has a Bachelor of Arts degree from the Washington Square College of New York University. He also holds a Master of Arts degree from, and completed Ph.D. (A.B.D.) work at, the Graduate School of Arts & Sciences of New York University. He holds a Juris Doctor degree from Rutgers University. He is the president and chief executive officer of Anglo Management Corporation, providing executive management consulting services to a variety of public and private corporations.

You Gui Liu founded Lion Summit Investment Consultant (Canada) Ltd., in 2003, providing consulting services to Chinese companies. His consulting work mainly focuses on advising Chinese companies to develop a Canadian presence in the marketplace. From 1998 to 2003, Mr. Liu founded and operated a trading company based in China that imported and exported lumber. Prior to 1998 Mr. Liu was the owner of Lion Summit Leather Enterprises Ltd., a leather manufacturer in mainland China.

Philip Walsh is a Chartered Accountant and has been a member of the British Columbia Institute of Chartered Accountants since 1971. He is the president and sole owner of Taff Management Corp. and has served in that capacity since November 1996. Taff Management provides consulting, management and advisory services to junior public and private corporations. Mr. Walsh has been a chief financial officer and/or a director of several publicly traded companies.

Audit Committee Oversight

At no time since the commencement of LPT's most recent completed financial year was a recommendation of the Committee to nominate or compensate an external auditor not adopted by the board of directors.

Reliance on Certain Exemptions

At no time since the commencement of LPT's most recently completed financial year has LPT relied on the exemption in section 2.4 of NI 52-110 (De Minimis Non-audit Services), or an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110.

Pre-Approval Policies and Procedures

The Committee has not adopted specific policies and procedures for the engagement of non-audit services.

External Auditor Service Fees (By Category)

The aggregate fees billed by LPT's external auditor in each of the last two financial years for audit fees are as follows:

Financial Year Ending Dec 31	Audit Fees	Audit Related Fees1	Tax Fees2	All Other Fees3
2007 2006	$8,000 $6,000	Nil Nil	$500 Nil	Nil Nil

  Fees charged for assurance and related services reasonably related to the performance of an audit, and not included under "Audit Fees".

  Fees charged for tax compliance, tax advice and tax planning services.

  Fees for services other than disclosed in any other column.

Venture Issuers Exemption

LPT is relying upon the exemption in section 6.1 of NI 52-110 which exempts "venture issuers" from the requirements of Part 5 (Reporting Obligations) of NI 52-110.

RISK FACTORS

LPT's securities are highly speculative and are subject to several risks. You should not consider an investment in LPT's securities unless you are capable of sustaining an economic loss of the entire investment. The risks associated with our business include the following:

  LPT has no assets other than cash. It has no history of earnings, and will not generate earnings or pay dividends until at least after the completion of the Qualifying Transaction, if ever.

  Until completion of the Qualifying Transaction, LPT is not permitted to carry on any business other than the identification and evaluation of potential Qualifying Transactions.

  There can be no assurance that LPT will be able to complete the Qualifying Transaction or that, if the Qualifying Transaction is completed, the business acquired pursuant to the Qualifying Transaction will be profitable or ultimately benefit LPT and its shareholders. The Qualifying Transaction will also result in additional dilution to LPT's shareholders and increased debt to LPT on a consolidated basis.

PROMOTERS

Except as set forth below, there is no person who is, or has been within the previous two years, a promoter of LPT within the meaning of Securities Legislation applicable to LPT.

Philip Walsh, a director and executive officer of LPT, may be considered a promoter of LPT in that he participated in substantially organizing LPT. Mr. Walsh beneficially owns, or controls or directs, directly or indirectly, 740,000 LPT Shares or approximately 12.3% of the outstanding LPT Shares as of the date hereof. See also "LPT Capital Ltd. - Executive Compensation" and "LPT Capital Ltd. - Interest of Management and Others in Material Transactions".

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

LPT is not a party to any legal proceedings, nor to the best of its knowledge are any legal proceedings threatened or pending.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

None of the directors or executive officers of LPT, any person who beneficially owns, directly or indirectly, LPT Shares carrying more than 10% of the voting rights attached to all outstanding shares of LPT, nor any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, in any transaction of LPT in the last three years before the date hereof which has or is reasonably expected to materially affect LPT, except that directors and officers of LPT and their associates and affiliates have participated in private placements of LPT in accordance with TSXV policies applicable to a CPC.

AUDITOR, TRANSFER AGENT AND REGISTRAR

The auditor of LPT is Manning Elliott, of 1050 West Pender Street, 11th Floor, Vancouver, BC, V6E 3S7.

The transfer agent and registrar for the LPT Shares is Olympia Trust Company of 1900 Cathedral Place, 925 West Georgia Street, Vancouver, BC, V6C 3L2.

MATERIAL CONTRACTS

  The CPC Escrow Agreement. See "Information Concerning the Resulting Issuer - Escrowed Securities".

  The Arrangement Agreement. See "The Arrangement - Arrangement Agreement".

Copies of the material contracts may be inspected at any time up to the LPT Meeting during normal business hours at the office of LPT's legal counsel, Maitland & Company, located at 625 Howe Street, Suite 700, Vancouver, British Columbia, V6C 2T6. All such material contracts are also available under LPT's profile on the SEDAR website at www.sedar.com.

OTHER MATERIAL FACTS

There are no other material facts relating to LPT which have not been disclosed in this Information Circular.

LPT SUB

LPT Sub was created for the sole purpose of facilitating the business combination of LPT and Lincoln under the terms of the Arrangement. LPT Sub is a wholly-owned subsidiary of LPT incorporated under the BCBCA.

LPT Sub has not, other than executing and delivering the Arrangement Agreement, carried on any business, has no liabilities and no material assets.

LPT Sub's head office is located at 1383 Marinaside Crescent, Suite 805, Vancouver, British Columbia, V6Z 2W9 and its registered office is located at 625 Howe Street, Suite 700, Vancouver, British Columbia, V6C 2T6.

LINCOLN GOLD CORPORATION

The following information is provided by Lincoln, is presented on a Pre-Transaction basis and is reflective of the current business, financial and share capital position of Lincoln. See "Information Concerning the Resulting Issuer" for pro forma business, financial and share capital information for Lincoln Post-Transaction.

References in this section to "we, "us", "our", the "Company" and "Lincoln" mean Lincoln Gold Corporation.

CORPORATE STRUCTURE

Lincoln was incorporated under the laws of the State of Nevada as Braden Technologies, Inc. on February 17, 1999. Lincoln has been engaged in the acquisition and exploration of mineral properties since inception.

Lincoln completed the acquisition of Lincoln Gold Corp. ("Lincoln Gold"), a Nevada corporation, effective March 26, 2004. This acquisition was completed by the acquisition of all of the issued and outstanding shares of Lincoln Gold from the former shareholders of Lincoln Gold. On closing of the acquisition, Lincoln issued 24,000,000 common shares to the shareholders of Lincoln Gold. As a result of this issuance, the number of issued and outstanding shares increased from 11,400,000 shares to 35,400,000 shares, of which approximately 67.80% was owned by the former shareholders of Lincoln Gold upon the completion of the acquisition.

Subsequent to the acquisition of Lincoln Gold, Lincoln merged with Lincoln Gold in a parent-subsidiary merger in April 2004 under Chapter 92A of the Nevada Revised Statutes. Lincoln completed the change of its name from "Braden Technologies Inc." to "Lincoln Gold Corporation" as part of this merger process.

On November 20, 2007, Lincoln completed a continuation, whereby Lincoln changed its jurisdiction of incorporation from Nevada to the Canadian federal jurisdiction under the CBCA. Lincoln is now governed by the provisions of the CBCA and has adopted by-laws consistent with a CBCA company.

Lincoln's head office is located at Suite 350 - 885 Dunsmuir Street, Vancouver, British Columbia, Canada, V6C 1N5, and its registered office is located at 1500 - 1055 West Georgia Street
Vancouver, British Columbia, V6E 4N7.

Lincoln has one wholly-owned subsidiary, Minera Lincoln de Mexico, S.A. de C.V., which conducts Lincoln's mineral exploration activities and operations in Mexico.

GENERAL DEVELOPMENT AND DESCRIPTION OF THE BUSINESS

Description of the Business

We are engaged in the acquisition and exploration of mineral properties in the State of Nevada and northern Mexico. Our plan of operations for the next twelve months is to conduct exploration of our mineral properties in the State of Nevada and Mexico, concentrating primarily on our Pine Grove and La Bufa properties.

We presently hold interests in three groups of mineral properties in Nevada and one in northern Mexico, as described below:

	Name of Property	Location
1.	Pine Grove Property	Yerrington, Nevada
2.	La Bufa	State of Chihuahua, Mexico
3.	Hannah Property	Churchill County, Nevada

All of our properties are in the exploration stage. We do not produce, develop or sell any products at this time or have any commercial mining operations.

Specific information relating to our principal properties, Pine Grove and La Bufa, is presented below. All of our exploration programs, except in respect of the Pine Grove property, are early stage in nature in that their completion will not result in a determination that any of our properties contains commercially exploitable quantities of mineralization. With respect to the Pine Grove property, we believe that extra drilling and exploration programs combined with the completion of a feasibility study have the potential to assess whether or not a reserve is present on this property.

Our exploration programs are directed by our management and will be supervised by Mr. Jeff Wilson, our vice-president of exploration. We will engage contractors to carry out our exploration programs under Mr. Wilson's supervision. Contractors that we plan to engage include project geologists, geochemical sampling crews and drilling companies, each according to the specific exploration program on each property.

Lincoln's common shares are quoted for trading on the OTCBB under the symbol "LGCPF". Lincoln is a reporting issuer in Canada under the securities laws of the Province of British Columbia and its common shares are registered under Section 12(g) of the Exchange Act.

Three Year History - Significant Financings

On March 10, 2005, the Company issued 3,145,000 units at US$0.30 per unit for total cash proceeds of US$943,500 pursuant to a private placement. Each unit consisted of one Lincoln Share and one share purchase warrant entitling the holder to purchase one additional Lincoln Share at US$0.40 during the first year and at US$0.50 per share during the second year. The Company paid commissions of US$42,210 in connection with this offering.

On July 27, 2006, the Company completed the first tranche of a private placement and issued 1,075,000 units at US$0.20 per unit for proceeds of US$193,500. Each unit consisted of one Lincoln Share and one-half of one Series A warrant and one whole Series B warrant. Each whole Series A warrant was exercisable to acquire one Lincoln Share at US$0.35 per share for a term of one year from the issuance date. Each whole Series B warrant will be exercisable to acquire one Lincoln Share at US$1.35 per share for a term of four years from the issuance date. During the 2007 fiscal year, the expiry date of the Series A warrants was extended from July 27, 2007 to January 27, 2008. These Series A warrants have since expired unexercised.

On August 23, 2007 the Company completed a private placement and issued 4,250,000 units at US$0.10 per unit for gross proceeds of US$425,000. Each unit consisted of one Lincoln Share and one share purchase warrant with each warrant exercisable to acquire one Lincoln Share at US$0.15 per share for a term of two years.

On May 29, 2007 the Company completed a private placement and issued 3,275,000 units at US$0.10 per unit for proceeds of US$327,500. Each unit consists of one Lincoln Share and one share purchase warrant with each warrant exercisable to acquire one Lincoln Share at US$0.15 per share for a term of two years.

In January 2008, the Company completed a private placement of 2,067,000 units at a price of US$0.20 per unit for proceeds of US$413,400. Each unit consisted of one Lincoln Share and one-half share purchase warrant. Each whole warrant entitles the holder to purchase one additional Lincoln Share at a price of US$0.25 for a period of two years. The Company paid finder's fees of US$35,375 in relation to this private placement.

On May 14, 2008, the Company completed a private placement of 400,000 units at a price of US$0.20 per unit for proceeds of US$80,000. Each unit consisted of one Lincoln Share and one-half share purchase warrant. Each whole warrant entitles the holder to purchase one additional Lincoln Share at a price of US$0.25 for a period of two years. On May 21, 2008, the Company completed a private placement of 200,000 units at a price of US$0.15 per unit for proceeds of US$30,000. Each unit consisted of one common share and one-half share purchase warrant. Each whole warrant entitles the holder to purchase one additional Lincoln Share at a price of US$0.20 for a period of two years. The Company paid finder's fees of US$30,563 in relation to these two private placements.

Project Summary

Pine Grove, Nevada, USA

Wheeler and Wheeler Millsite Claims

The Pine Grove project is located in Lyon County, Nevada. We acquired our interests in the Pine Grove property in 2007, as described below. The Pine Grove property is described in detail below under "Material Mineral Properties - Pine Grove Property, Nevada, USA".

On July 13, 2007, we entered into an agreement with Wheeler Mining Company ("Wheeler") to lease Wheeler's 100% owned Wheeler and Wheeler Millsite patent claims in Lyon County, Nevada from July 13, 2007 to December 31, 2022 with an exclusive option to renew the lease by written notice to December 31, 2023. If the property is and remains in commercial production by November 1 of each year after 2022, we may renew the lease for a period of one year by delivering written notice to the owner prior to November 15 of that year. We entered into a letter agreement with Wheeler effective January 7, 2009 whereby the date by which we are required to produce a bankable feasibility study on the property is extended from July 13, 2009 to no later than December 31, 2010. We must pay a net smelter royalty of 3% (at a gold price of US$450) to 7% (at a gold price of US$700.01) upon commencement of commercial mining production based on gold prices and the Company must pay a 5% net smelter royalty on metals or minerals other than gold produced and sold from the properties.

The following advance royalty payments must be made by us under the agreement with Wheeler:

      US$10,000 upon signing the agreement, which we have paid; and

      US$30,000 prior to July 13 in each year during the lease. We have made the most recent payment due in July 2008.

Wilson Mining Claim Group

On August 1, 2007, we entered into an agreement with Lyon Grove, LLC ("Lyon Grove") to lease the Wilson Mining Claim Group located in Lyon County, Nevada from August 1, 2007 to July 31, 2022, with an option to purchase. We can extend the term of the lease for up to ten additional one year terms provided we are conducting exploration mining activities at the expiration of the term immediately preceding the proposed extension term.

The following lease payments must be made by us under the agreement with Lyon Grove:

      US$10,000 upon signing the agreement, which we have paid; and

      US$25,000 prior to August 1 in each year during the lease. We have made the most recent payment due in August 2008.

The lease payment made for any one calendar year may be credited against any net smelter royalty due and payable during the same calendar year.

The following work commitments must be made by us:

      US$25,000 by August 1, 2008;

      US $25,000 by August 1, 2009;

      US $50,000 by August 1, 2010;

      US $50,000 by August 1, 2011; and

      US $50,000 by August 1, 2012 and each subsequent lease year.

As at September 30, 2008, we had incurred US$539,896 in exploration expenditures, and accordingly we have satisfied the above work commitments past 2012.

Upon commencement of production, we must pay a net smelter royalty of 3% to 7% based on gold prices.

Lyon Grove retains the right to require us to purchase the property any time after we have made application to permit and develop a mine on the property, subject to our continued obligation to pay the royalties, for US$1,000.

Winter Harvest Claims

Pursuant to an agreement dated July 30, 2007, we purchased from Harold Votipka ("Votipka") the Harvest lode claim, the Winter Harvest lode claim, and the Harvest fraction lode claim, each located within the Pine Grove Mining District in Lyon County, Nevada. The purchase price was US$12,000, which we have paid, and includes a 5% net smelter royalty on production payable to Votipka.

Additional Staked Claims

Subsequent to the signing of these agreements we have staked 189 claims and the total area covered is now 6 square miles.

La Bufa, Mexico

The La Bufa project is located in the far southwest corner of the state of Chihuahua, Mexico near the town of Guadalupe y Calvo about 300 kilometers from the city of Chihuahua and 200 kilometers from the town of Hidalgo de Parral. The project is within the Guadalupe y Calvo Mining District and lies within the Sierra Madre Occidental physiographic province. The La Bufa project is comprised of three contiguous mineral concessions totaling approximately 2,291.26 hectares. We hold our interest in the La Bufa project through our joint venture agreement with Almaden Minerals Ltd. ("Almaden"), a publicly traded Canadian junior listed on the Toronto Stock Exchange (AMM). The La Bufa project is described in detail below under "Material Mineral Properties - La Bufa Property, Chihuahua, Mexico".

On August 5, 2005, we executed a letter of intent to joint venture the property with Almaden whereby we could earn a 51% interest in the property by undertaking exploration expenditures in the minimum amount of US$2.0 million over 4 years.

On April 12, 2007, we entered into an option agreement with Almaden to acquire a 60% interest in the La Bufa property. The option agreement supersedes and replaces the August 5, 2005 letter of intent to joint venture the property with Almaden. Under the option agreement, we will be entitled to earn a 60% interest in the La Bufa property by (a) undertaking a work program on the Bufa property aggregating US$3,500,000 in expenditures for mining work, and (b) issuing an aggregate of 1,550,000 Lincoln Shares to Almaden pursuant to the terms of the option agreement.

The US$3,500,000 of expenditures for mining work must be incurred in accordance with the following schedule:

  we must spend US$500,000 in expenditures (which must include drilling) on the La Bufa property by April 12, 2008. This obligation is a firm commitment;

  we must spend an additional US$750,000 on the La Bufa property by April 12, 2009;

  we must spend an additional US$1,000,000 on the La Bufa property by April 12, 2010; and

  we must spend an additional US$1,250,000 on the La Bufa property by April 12, 2011.

As at September 30, 2008, Lincoln had incurred approximately US$1,600,000 in exploration expenditures, and accordingly Lincoln has satisfied the above work commitments for 2008 and 2009, with approximately US$650,000 remaining to be expended by April 12, 2010.

The 1,550,000 Lincoln Shares must be issued in accordance with the following schedule:

  150,000 shares by April 19, 2007 (issued April 16, 2007);

    200,000 shares by April 12, 2008 (issued April 8, 2008);

  200,000 shares by April 12, 2009; and

  1,000,000 shares by April 12, 2011.

During the term of the option agreement, we will be obligated to maintain the La Bufa property in good standing by completing and filing, or making payment in lieu thereof, of all necessary assessment work on the La Bufa property and by paying all taxes.

Upon the completion of the expenditure requirements and the share issue requirements as set forth in the option agreement, we shall be deemed to have earned an undivided 60% interest in the La Bufa property. Upon our earning an interest in the La Bufa property, all operations shall be conducted by us and Almaden on a joint venture basis. The basic terms of the joint venture are prescribed in the option agreement.

We have the right to terminate the option agreement at any time by giving 30 days notice of termination to Almaden. Upon termination by us, we will have no further obligation to issue any shares or incur any further expenditures for mining work on the La Bufa property, other than in respect of obligations that had accrued to the date of termination. We have completed the issuance of the initial 150,000 shares to Almaden as well as the additional 200,000 shares due by April 12, 2008.

The Hannah Property, Nevada, USA

The Hannah Property is located approximately 55 miles east of Reno, Nevada in the southern portion of the Trinity Range north of Interstate 80 in Churchill County. Access is east from Reno via Interstate 80 and then north on gravel and dirt roads from Hot Springs Flat to the property.

We have an option to acquire a 100% interest in the claims comprising the Hannah project, subject to a net smelter royalty, pursuant to an option agreement dated December 24, 2003, as amended January 7, 2007 and January 10, 2008, between us and Larry and Susan McIntosh of Gardnerville, Nevada. We have the option to acquire a 100% interest in the Hannah property by making aggregate payments to the McIntosh's in the amount of US$210,000. We may exercise this option at any time prior to the ten year anniversary of the effective date of the agreement, being December 24, 2013. To date $40,000 has been paid into this option agreement. We are currently in default in making the required option payments under this agreement as we evaluate whether we wish to proceed with this option. Although the claim holders have not terminated our option, our rights under this agreement may be terminated if we do not maintain the option in good standing or we may choose to abandon this property.

The Hannah Property is not considered material for the purposes of this Information Circular, including for the purposes of LPT's Qualifying Transaction.

Competition

We are a junior mineral resource exploration company. We compete with other mineral resource exploration companies for financing and for the acquisition of new mineral properties. Many of the mineral resource exploration companies with whom we compete have greater financial and technical resources than those available to us. Accordingly, these competitors may be able to spend greater amounts on acquisitions of mineral properties of merit, on exploration of their mineral properties and on development of their mineral properties. In addition, they may be able to afford more geological expertise in the targeting and exploration of mineral properties. This competition could result in competitors having mineral properties of greater quality and interest to prospective investors who may finance additional exploration and development. This competition could adversely impact on our ability to achieve the financing necessary for us to conduct further exploration of our mineral properties.

We will also compete with other junior mineral exploration companies for financing from a limited number of investors that are prepared to make investments in junior mineral exploration companies. The presence of competing junior mineral exploration companies may impact on our ability to raise additional capital in order to fund our exploration programs if investors are of the view that investments in competitors are more attractive based on the merit of the mineral properties under investigation and the price of the investment offered to investors.

We will also compete with other junior and senior mineral companies for available resources, including, but not limited to, professional geologists, camp staff, helicopter or float planes, mineral exploration supplies and drill rigs.

Employees

We have three executive officers, namely Paul Saxton, our chief executive officer, Nathalie Pilon, our chief financial officer, and Jeffrey Wilson, our vice-president of exploration. We carry out our exploration programs through contracts with third parties, including geologists, engineers, drilling companies.

As at the end of our most recent financial year ended December 31, 2007, we employed 2 people.

Government Regulation and Environmental Protection Requirements

We will be required to obtain work permits from the United States Bureau of Land Management ("BLM") for any exploration work on our Nevada mineral properties that results in a physical disturbance to the land. We will not be required to obtain a work permit for any phase of our proposed mineral exploration programs that does not involve any physical disturbance to the mineral claims, such as data compilation, field work and geochemical surveys. We will be required to obtain work permits for all drilling operations that we plan to conduct on our mineral properties. Prior to commencing drilling operations on any of our properties, we must submit a "Notice of Intent to Operate" to the BLM and post a bond as security for our obligation to complete reclamation activities. We will be required by the BLM to undertake remediation work on any work that results in physical disturbance to the mineral claims, including drilling programs. We estimate that the cost of remediation work for our drilling programs will be approximately US$25,000 for each drilling program. The estimated amount of remediation work is included within our budgets for our exploration programs. The actual amount of reclamation cost will vary according to the degree of physical disturbance.

We have made all current BLM filings for our Nevada properties. All claims are in good standing until September 1, 2009. Applicable county fees have also been paid.

The La Bufa property is an exploration concession granted by a branch of the Mexican government and is for a three year term. Thereafter, the La Bufa property may be converted into an exploitation concession that would have a term of fifty years. The La Bufa property is presently beginning the third year of the term of its exploration concession. An annual fee of $1.25 pesos per hectare is due to the Mexican federal government. The net area of the La Bufa exploration concession is 1040.75 hectares, thereby requiring an annual payment of $1300.94 pesos. These amounts are subject to change and adjustment by the Mexican authorities.

Material Mineral Properties

For the purposes of this Information Circular, Lincoln's material properties are the Pine Grove property (Nevada) and the La Bufa property (Mexico). These material properties are described in more detail below. During the course of normal business, Lincoln may generate, acquire, option or joint venture new projects and properties, or reactivate properties currently held in inventory.

Pine Grove Property, Nevada, USA

The following information regarding the Pine Grove property (also referred to as the "Property" in this section of the Information Circular) has been summarized or extracted from a report entitled "Technical Report on the Pine Grove Project, Lyon County, Nevada", dated December 19, 2008, and authored by David M.R. Stone, P.Eng. of Minefill Services, Inc. (the "Pine Grove Technical Report"). The Pine Grove Technical Report is available for review under Lincoln's profile on the SEDAR website at www.sedar.com. Mr. Stone is a "qualified person" within the meaning of NI 43-101 and is independent of Lincoln and LPT.

Project Description and Location

The Pine Grove project is located in the Pine Grove Hills, 20 miles due south of Yerington, Lyon County, Nevada via State Highway 208 (paved) to the East Walker Road (gravel) to the Pine Grove Canyon drainage. A map showing the location and access to the Pine Grove property is presented below.

Lincoln Gold has a 100% interest in two (2) mining leases (Wilson and Wheeler) on patented claims plus 100% ownership interest in 192 unpatented lode claims (LG claims + Harvest claims). The Property comprises approximately 6 square miles in Section 36, T10N, R25E, Section 1, T9N, R25E, Sections 31 and 32, T10N, R26E and Sections 5 and 6, T9N, R26E, Mt. Diablo Base and Meridian. The patented claims cover the principal gold deposits and are designated as private property within the Humboldt-Toiyabe National Forest. Operational jurisdiction is under the State of Nevada. Both mining leases are presently subject to sliding-scale production royalties (Net Smelter Return) based on the price of gold. The 192 unpatented lode claims cover deposit extensions and exploration areas. These claims are subject to a fixed production royalty within a 6-square mile Area of Interest. All lode claims are under the operational jurisdiction of the U.S. Forest Service and are subject to annual claim fees payable to the U.S. Bureau of Land Management and Lyon County. Lincoln Gold controls 100% of the surface and mineral estate. The Company is trying to acquire 10 additional lode, millsite, and placer claims from a third party owner, Wallace Cavanaugh. The table below lists present Property obligations.

Summary of Property Obligations
PARCELS	AGREEMENT & OWNER	EFFECTIVE DATE	TERM	PAYMENTS US $	WORK REQUIRED US $	ROYALTY %NSR
Wheeler Patents	Mining Lease Wheeler Mining Co	July 13, 2007	Dec. 31, 2022 w/ extensions	$10K upon exec. $30K/yr	Bankable Feasibility Study by December 31, 2010	≤ $450 Au = 3% >$450-550 Au = 5% >$550-700 Au = 6% >$700 Au = 7%
Wilson Patent	Mining Lease with Area of Interest Lyon Grove LLC	Aug. 1, 2007	15 yrs w/ extensions	$10K upon exec. $25K/yr	Yr 1 = $25K Yr 2 = $25K Yr 3 = $50K Yr 4 = $50K Yr 5+ = $50K	≤ $450 Au = 3% >$450-550 Au = 5% >$550-700 Au = 6% >$700 Au = 7%
LG 1 - 90 Lode Claims	Claim Staking Lincoln Gold	June 5,6,7, 2007	Indefinite w/ annual fees	$125/claim/yr BLM $10.50/claim/yr Lyon County	None	5% fixed NSR to Lyon Grove LLC
LG 91 - 189 Lode Claims	Claim Staking Lincoln Gold	March 1,2,3 2008	Indefinite w/ annual fees	$125/claim/yr BLM $10.50/claim/yr Lyon County	None	5% fixed NSR to Lyon Grove LLF
3 Harvest Lode Claims	Purchased Lincoln Gold	July 25, 2007	Indefinite w/ annual fees	$125/claim/yr BLM $10.50/claim/yr Lyon County	None	5% fixed NSR to Harold Votipka

Below is a map showing the Pine Grove claim block.

Pine Grove Property
Lyon County, Nevada
Lincoln Gold Corp
325 Tahoe Drive
Carson City, NV 89703
Drawn By:
G.I.S. Land Services
775•746•8803
Pine_Grove_UTM_Feet_2000.dwg
June 27, 2008
Controlled By Lincoln Gold
Not Controlled By Lincoln Gold
AJAX MS
1849A
Wheeler Patents
Pope Lease
Wilson
Wilson Patents
Bond Lease
LG
Lincoln Gold
Harvest
Pine Rock
Hodos and Loring Claims
S.C. etc
Cavanaugh
Mining Claims
Scale 1:24000
1" = 2000'
0
2000
FEET
N
T9N R25E
T9N R26E
T10N R25E
T10N R26E
T10N
T9N
R25E
R26E
Bond Area of Interest
36
31
32
6
5
HARVEST
WINTER
HARVEST
CROWN
PLACER
PROTECTOR

List of Mineral Claims - Pine Grove Project
Claim Name	BLM Serial #	Type	Area-acres
LG 1 to LG 60 (90 claims) LG 91 to LG 189 (99 claims)	NMC960776 - NMC960865 NMC990009 - NMC990107	Unpatented Unpatented	1859.504 2045.340

WHEELER LEASE Wheeler Patents Wheeler Millsite	Not Applicable - Private Property Not Applicable - Private Property	Patented Patented	73.705 4.989
WILSON LEASE Wilson Patents	Not Applicable - Private Property	Patented	33.781
Harvest Lode Winter Harvest Harvest Fraction	NMC793071 NMC800355 NMC800356	Unpatented Unpatented Unpatented	20.66 20.66 20.66

There are no significant environmental liabilities on the property. Some cultural sites may require mitigation including a small, historic mine cemetery, old mine buildings and some scattered archaeological sites.

Lincoln presently holds a US Forest Service permit to utilize existing roads for drilling and other exploration/mine development purposes. Discussions with the US Forest Service and State of Nevada indicate the permitting for exploration, development, and production is achievable through the standard permitting process.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Pine Grove property is located on the eastern flank of the Pine Grove Hills. Travel time from Yerington is about 45 minutes. Access is excellent via paved Nevada State Highway 208 due south from Yerington to the East Walker County Road (gravel) continuing southward to the Pine Grove Canyon drainage. From the Pine Grove turnoff, the property is reached by driving 4 miles westward on a dirt road. Access on the property is excellent via numerous drill roads. Four-wheel drive vehicles are required on the property. The terrain is generally steep with elevations ranging from 6200 to 7600 ft and most old mine workings are at elevations between 6800 to 7000 ft. Pine Grove Canyon traverses the Property and offers flat land near the deposit areas as do eastern portions of the Property. Vegetation consists mostly of juniper and pinion pine and low brush. Average precipitation is 5 ½ inches per year, largely in the form of snow. Humidity is typically low at 20%. Temperatures are typical of the Basin and Range with hot summers and moderately cold winters with 300 days of sunshine per year. Operations can be easily conducted all year.

History

High-grade gold ore was discovered on the Wheeler and Wilson patented claims in 1866. The area was mined aggressively until 1872 with intermittent production until 1915. Underground mining operations produced approximately 240,000 ozs gold from quartz veins and quartz stockworks hosted in sheared and altered granitic rocks to depths of 140 ft. Average ore grade from past production is estimated at 1.36 opt gold. At its peak, Pine Grove had three operating stamp mills and a population of 1000 people.

In 1969, Quintana Minerals of Houston, Texas reportedly was interested in the copper potential of the property and undertook a program of surface mapping and completed one drill hole. The results of that program are not known.

In 1981, Lacana Mining Corporation of Toronto, Ontario explored the property for gold. This work consisted primarily of geologic mapping. No further details on Lacana's work program or results are available.

In 1988 the property was optioned by Teck Resources of Vancouver, British Columbia. Teck undertook the most extensive exploration program to date, drilling 185 holes for a total of 68,000 feet, and expenditures of US$2.2 million. Teck dropped their option in 1992. Lincoln has most of the Teck exploration data.

Silver Standard briefly explored the property in 1994 but they too subsequently dropped their option.

Geological Setting

The region is dominated by Basin and Range-style, north-trending, extensional fault-block mountain ranges separated by alluvium-filled valleys. The ranges have cores of Mesozoic volcanic, sedimentary and intrusive rocks that are in turn overlain by Tertiary sedimentary and volcanic rocks. The Pine Grove Hills occupy a west-dipping structural block that is bounded on the east side by a series of faults, some of which transect the Pine grove District.

The oldest rocks in the region are a series of middle Triassic to middle Jurassic metavolcanic and metasedimentary rocks and coeval intrusions that are part of a west facing continental arc that extended along the western margin of North America in the middle Mesozoic. The sequence has been divided into four packages consisting of 1) a middle to upper Triassic package of sub aerial volcanic rocks 2) an upper Triassic platform carbonate sequence 3) an upper Triassic to lower Jurassic basinal sedimentary rock package and 4) a middle calc-alkaline volcanic suite. Several plutons are associated with this period of magnetism between 232.y Ma to 165.8 Ma, including the Granodiorite of Lobdell Summit (186.5 Ma) which hosts the Pine Grove gold deposits. North- to northwest-striking, steeply-dipping faults were active during emplacement of the Mesozoic intrusions. The faults down-drop large cast-west-trending structural blocks. Faults within the blocks often contain dikes of granite porphyry and served as loci for hydrothermal fluids. Cretaceous granitic rocks are also present in the region (84.2 Ma).

The Tertiary section in the Pine Grove region consists primarily of sedimentary rocks in the lower part and volcanic rocks in the upper. Following initiation of Basin and Range faulting in the middle Miocene, andesite and basalt flows were laid down followed by rhyolitic intrusions.

Exploration

To date, Lincoln has conducted no formal exploration programs on the Property. Work has concentrated largely on acquisition and compilation of past surface exploration and drilling data by Teck Resources. As part of this work, Teck allowed Lincoln to examine and copy their archived Pine Grove exploration files. These data include a district geologic map, surface sampling data, and all drill logs with assays. Reliability of the Teck data is considered excellent owing to their reputation as a world-class minerals company. Mr. Phil Jackson, past Pine Grove project geologist for Teck, was also contacted for quality control and assurance information. Original Certificates of Assay were obtained from archived computer files at ALS Chemex. These data are considered reliable.

A "gold grade x thickness" map (GT map) was compiled from drilling data resulting in identification of gold zones and probable extensions. Available underground maps were inspected and probable extensions of mineralization were identified. Significant gold intercepts from scattered exploration holes were identified and plotted. Surface geochemical anomalies (rock-chip) were also identified and plotted. Collectively, these data offer multiple exploration targets.

In early 2008, Lincoln drilled four (4) large-diameter core holes for metallurgical tests. The core remains in storage in Yerington, Nevada.

Mineralization

The Pine Grove property lies within the heart of the northwest-trending Walker Lane mineral belt of western Nevada. Historically, the Walker Lane has been a prolific producer of gold and silver from districts including the Comstock Lode, Goldfield, Tonopah, Bodie, Rawhide, Paradise Peak, Borealis, Aurora, Bullfrog, and others.

The two principal gold deposits at Pine Grove are the Wheeler and Wilson deposits. Both are hosted in Granodiorite of Lobdell Summit (186 Ma) within the Pine Grove fault zone. Gold is found in quartz veins and thin, cross-cutting pyrite-chalcopyrite stockwork veinlets. The only elements that show enrichment are gold and copper. The deposits are high-temperature, sulphide-poor, gold-copper-bearing mesothermal quartz veins in sheared and altered (potassic) granitic rocks. Analysis of 6,500 drill samples show moderate correlation between copper and gold. Gold values range as high as 1.9 opt Au over a 5 ft sample interval, and copper values range as high as 0.88%. For approximately 500 samples that contain greater than 0.015 opt Au, copper values average 0.11%. Gold mineralization appears similar to "porphyry gold" deposits described elsewhere in the circum Pacific region.

The most significant geologic feature in the district is a northwest-striking, northeast-dipping normal fault that juxtaposes Mesozoic intrusive rocks in the footwall against intrusive capped by Tertiary sedimentary rocks in the hanging wall. This structure herein termed the "Pine Grove fault" is a diffuse, 200 m-wide extensional shear zone that forms part of the eastern boundary of the Pine Grove Hills structural block. The fault originally had a steep dip but has been rotated to nearly flat by regional extension. Numerous parallel dikes occur within the fault and the structure served as the locus for mineralization in the district.

The gold deposit at the Wheeler comprises a elliptical shaped tabular zone measuring some 400 m by 200 m in plan, by about 90 m in thickness. It lies parallel the Pine Grove fault and its attendant dikes, dipping at about 30 degrees to the northeast. The deposit consists of one to three subparallel, irregular zone of anomalous gold mineralization from 3 m to over 15 m thick that anastomose and coalesce.

Quartz veins were emplaced early in a transitional chlorite-actinolite alteration event. These were followed by sulphide veinlets, fracture coatings and thin quartz veins occupying brittle faults. The first set does not contain appreciable gold mineralization, however, the second does contain gold. Gold zones indicated from drilling are on the order of 0.059 to 0.091 opt Au with a significant shallow zone grading >0.10 opt Au.

Wheeler Deposit

Cross Section 1600N

Looking Northwest

Mineralization at Wilson is confined to discrete tabular zones in the granodiorite that dip between 0 and 10 degrees north. Two or three, and in places up to six, separate, stacked mineralized zones from 3 to 20 m thick are separated by thicker, un-mineralized ryholite porphyry and dacite dikes. The deposit is traceable for 150 m down-dip, and the mineralized zones extend virtually flat for at least another 350 m down-dip to the north where gold bearing veins have been encountered in drill holes. The mineralization at Wilson is much less disrupted than at Wheeler due to a lack of significant shearing events. Gold zones indicated from drilling are on the order of 0.018 to 0.035 opt Au. Alteration at Wilson is similar to that found at Wheeler, although the intensity is much weaker.

Drilling

At present, there are at least 212 drill holes on the Pine Grove property, most drilled by Teck Resources. There are also old drill pads for which there is no information. The table below summarizes drilling as of information in hand in November 2008.

Summary of Drilling at Pine Grove
COMPANY	LOCATION	HOLE TYPE	NUMBER OF HOLES	FOOTAGE	YEAR (S) DRILLED
Teck Resources	Pine Grove District Expl.	Reverse Circulation	29	15,105	1990, 1991, 1992
Teck Resources	Wilson Deposit	Reverse Circulation (includes 7 angle holes)	62	18,775	1990, 1991
Teck Resources	Wheeler Deposit	Reverse Circulation (includes 19 angle holes)	98 (includes holes WR-1 & 1A)	34,225	1989, 1990, 1991
Teck Resources	Wheeler Deposit	HQ Core	2 (poor to xlnt recovery)	614	1990
Teck Resources	Wheeler Underground	Reverse Circulation	17 (workings collapsed)	2,989	?
Lincoln	Wilson Deposit	PQ/HQ Core (metallurgical core)	2 (fair to good recovery)	400	2008
Lincoln	Wheeler Deposit	PQ/HQ Core (includes 1 angle) (metallurgical core)	2 (poor to good recovery)	399	2008
		TOTALS	212 Holes	72,507 ft

Drilling and sampling were conducted using industry standards. Drill cuttings and core were logged by professional geologists. Teck constructed various manual cross sections from the drill logs. All surface holes drilled by Teck were assigned down hole rock codes for eventual deposit modeling.

Figure 13.1 – Drill plan for all drilling at Pine Grove – Wilson in top left, and Wheeler in the lower right. Grid spacing is 1000 ft.

Sampling and Analysis

Teck Resources Drilling: Assays on drill cuttings were conducted by Chemex Labs using standard preparation methods and 1-assay ton fire assays for gold. Most samples were assayed for both gold and copper. Pulps for second-lab check assays were selected to cover a range of gold values, depths, and spatial distribution. The pulps were re-run by American Assay Labs using the same standard analytical methods. Initial pulp checks had an overall correlation coefficient of 0.907, with oxidized samples at 0.915 and unoxidized samples at 0.806. Additional check assays later in the program showed a similar overall correlation of 0.889, with oxidized samples at 0.916 and unoxidized samples at 0.708. Screen assays revealed that the bulk of the gold occurs in the <10 mesh fraction.

Two HQ core holes were drilled to twin two RC holes on the Wheeler deposit to confirm mineralization. Owing to poor core recovery and the coarse gold nature of the gold particles, correlation between the holes was poor.

All Teck sample pulps, rejects, drill cuttings, and core were thrown out years ago.

Lincoln Drilling: Core from the four metallurgical core holes drilled in 2008 remains in storage and un-assayed.

Security of Samples

Teck Resources Drilling: Samples were safeguarded by Teck personnel until they were transferred to the care of the laboratory. Chemex Labs, being one of the most highly regarded analytical laboratories in the world, was responsible for safeguarding the samples under their control. Samples were transported to Chemex facilities in Sparks, Nevada.

Lincoln Drilling: Core from the four metallurgical core holes drilled in 2008 was transferred by a Lincoln geologist to a locked, metal storage unit in nearby Yerington. Metallurgical tests are planned for the core.

Mineral Resource Estimates

Gold resources were estimated in 2007 by David M.R. Stone, P. Eng. (Qualified Person). Resources are summarized in tables below for the Wilson and Wheeler deposits, respectively. The resources have been classified as Inferred, according the CIM Council (2005) resource classification standards. The resource estimation is based on:

  Entry of assay data from original assay certificates into an Excel database

  Verification of entered assay data

  Creating mineralized domains in LEAPFROG

  Creating grade shells in LEAPFROG

  Importing the grade shell wireframes into SURPAC

  Importing the geology and assay data into SURPAC

  Estimation of the mineral resource using a block modeling technique (inverse distance squared)

Cautionary Note to Investors Concerning Estimates of Inferred Resources

The following table uses the term "inferred resources". Lincoln advises that while this term is recognized and required by Canadian securities regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or preliminary feasibility studies, except in rare cases. Investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

Undiluted Inferred Mineral Resources by Cutoff Grade - Wilson

(assays capped at 0.5 opt)

(assays capped at 0.5 opt) Cutoff (opt)	Tons	Au (opt)	Cu (%)	Au (oz)	Cu (lbs)
0.005	4,647,000	0.018	0.0210	83,531	1,953,000
0.010	2,738,000	0.025	0.0234	69,744	1,284,000
0.015	1,602,000	0.035	0.0252	56,056	807,000

Undiluted Inferred Mineral Resources by Cutoff Grade - Wheeler

(assays capped at 0.5 opt)

Cutoff (opt)	Tons	Au (opt)	Cu (%)	Au (oz)	Cu (lbs)
0.005	4,367,000	0.059	0.0432	257,839	3,774,000
0.010	3,321,000	0.075	0.0465	250,236	3,087,000
0.015	2,647,000	0.091	0.0476	241,981	2,520,000

At this time, there appears to be no external factors (metallurgy, environmental, permitting, etc.) that affect the resource estimate.

Exploration and Development

Through September 2008, Lincoln Gold has spent US$595,557 on the Pine Grove project, including land payments. Lincoln plans to continue exploration and mine development simultaneously. Aerial photography and ground control surveys will be conducted as soon as possible to produce a new base map suitable for permitting, exploration, and mine development.

Exploration: Exploration potential appears good, especially for lateral extensions of the existing gold deposits. Old underground workings at the Wilson deposit extend north westward where there has been no exploration drilling to date. Also, significant drill-hole intercepts have not been offset along the northern margins of the Wilson deposit. At the Wheeler deposit, possible extensions of gold mineralization to the north and south have not been drill tested. Various surface geochemical anomalies offer additional targets on the property as do scattered peripheral areas of old workings.

Development: Gold resources at Pine Grove appear amenable to open-pit mining and heap-leach processing. Historic production indicates that some high-grade "ore" (>0.25 opt Au) will be recovered from future mining operations. High-grade material may require a small, on-site mill. Ample flat land and water are available in the immediate area. Power is available 9.5 miles to the east and may also be available from a source approximately 7 miles to the southeast. Mine permitting will require an Environmental Impact Statement with the US Forest Service as lead agency. Lincoln Gold has contracted JBR Environmental Consultants in Reno, Nevada to expedite all permitting at Pine Grove. JBR has extensive mine permitting experience in Nevada.

Existing inferred resources will have to be upgraded to "reserve" status by select infill drilling with strict quality control and assurance measures. Additional drilling of 81 reverse-circulation holes (23,000 ft) is proposed for the Wheeler and Wilson deposits. Drill permitting on the patented claims will be through the State of Nevada and should be achievable in the near term. Drill permitting on adjacent US Forest Service land will take considerably longer owing to certain biological and cultural studies required prior to the issuance of permits.

Past Teck bottle-roll metallurgical work was conducted on ten drill samples. Gold recoveries ranged from 57 to 84% gold with an average of 73%. Reagent consumption appears reasonable. Lincoln Gold plans to conduct metallurgical and environmental characterization tests on existing core and other available material ("ore-grade" dumps).

La Bufa Property, Chihuahua, Mexico

The following information regarding the La Bufa property (also referred to as the "Property" in this section of the Information Circular) has been summarized or extracted from a report entitled "Technical Report on the La Bufa Project, Guadalupe y Calvo, Chihuahua State, Mexico", dated January 5, 2009, and authored by Richard W. Bybee, P.Geo (the "La Bufa Technical Report"). The La Bufa Technical Report is available for review under Lincoln's profile on the SEDAR website at www.sedar.com. Mr. Bybee is a "qualified person" within the meaning of NI 43-101 and is independent of Lincoln and LPT.

Project Description and Location

The La Bufa Project is located in the far southwest corner of the state of Chihuahua, Mexico near the town of Guadalupe y Calvo about 300 km from the city of Chihuahua and 200 km from the town of Hidalgo de Parral. The project is within the Guadalupe y Calvo Mining District and lies within the Sierra Madre Occidental physiographic province.

× - Gold-Silver Deposits
CHIHUAHUA STATE
MEXICO
LA BUFA
EL PASO
U.S.A.
2
CIUDAD JUAREZ
EL TIGRE
Rio Grande River
N
100 KM
Scale
10
45
SONORA
U.S.A.
16
CHIHUAHUA
DOLORES
MULATOS
CUAUHTEMOC
CHIHUAHUA
MORIS
OCAMPO
45
URUACHIC
24
MONTERDE
COAHUILA
EL SAUZAL
BATOPILAS
HIDALGO DEL PARRAL
SINALOA
GUADALUPE Y CALVO
MAGISTRAL
DURANGO
LA BUFA PROPERTY

The La Bufa property is comprised of three contiguous mineral concessions totalling approximately 2,291.26 hectares. The Property is controlled by Lincoln through a wholly owned Mexican subsidiary, Minera Lincoln de Mexico, S.A. de C.V., via a joint venture agreement with Minera Gavilan, S.A. de C.V., a wholly owned subsidiary of Almaden Minerals Ltd. The concessions were denounced by Minera Gavilan in 2003 and 2004 with titles subsequently issued by the Direccion Gerneral de Minas. The La Bufa Property surrounds mineral concessions of approximately 439.24 hectares held by Gammon Gold where the Rosario vein system was discovered in 1836. The Rosario mine produced nearly all of the historic gold and silver from the district.

Summary of La Bufa Concession Data.

Name	Type	Title	File	Area Hect.	Issued	Expires	Tax Rate	Pesos	US$
La Bufa	Explor.	219036	16/31696	1040.7594	31/Jan/03	30-Jan-09	$6.0100	$6,256	$585
La Bufa #1	Explor.	222724	16/32275	485.0000	27-Aug-04	26-Aug-10	$6.0100	$2,916	$273
La Bufa #2	Explor.	223165	16/32529	765.5000	28-Oct-04	27-Oct-10	$6.0100	$4,602	$430

Lincoln controls the property through an August 8, 2005 "Letter of Intent to Joint Venture" and an April 12, 2007 Joint Venture Agreement. The joint venture agreement allows Lincoln to earn up to a 60% interest in the Property over a period of four years using a combination of stock and work commitments. Lincoln may terminate any time after the first US$100,000 is spent.

Summary of Earn-In Schedule
EARN-IN SCHEDULE	LINCOLN SHARES	WORK REQUIREMENT (US$)
Upon Signing Letter of Intent	150,000	NA
By 1st Anniversary	200,000	500,000
By 2nd Anniversary	200,000	750,000
By 3rd Anniversary	1,000,000	1,000,000
By 4th Anniversary	Nil	1,250,000
Total for 60% Interest:	1,550,000	3,500,000

Total project expenditures through September 2008 are $1,504,495, including land payments. Approximately $12,300 may not be applied to the earn-in.

Surface rights at La Bufa are controlled by private individuals and the Municipality of Guadalupe y Calvo. Most of the area of immediate mineral interest is controlled by the town. Lincoln presently has annual surface contracts for access to drill and sample on 5 to 6 private parcels. The cost for these leases is less than US$100/parcel/year. The town has asked for no cash payments.

Permission to conduct core drilling was obtained by submitting a preventive report and notice of initiation of activities to the Secretary of the Environment and Natural Resources in Chihuahua City. The Informe Preventivo y Aviso de Inicio de Actividades was submitted on November 13, 2007 in compliance with NOM 120 - SEMARNAT - 1997.

There are no known environmental liabilities associated by the Property.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The State of Chihuahua is generally well served by transportation infrastructure including paved Federal highways, secondary roads, and an International Airport in Chihuahua City, and a railway system. La Bufa is located at the town of Guadalupe y Calvo, about 240 km southwest on Highway 24 from Hidalgo del Parral, a mining-base city with a population of about 100,000. Chihuahua City is about 210 km north of Hidalgo de Parral. Driving time from Chihuahua to Guadalupe y Calvo is about 7 hours. Access on the Property is largely via paved and dirt town streets and dirt roads in the surrounding hills.

La Bufa lies within the rugged Sierra Madre Occidental physiographic province of western Mexico. Elevations range from 2000 to 2700 m in the project area and the topography ranges from moderate to locally steep. Chihuahua pines, junipers, scrub oak, manzanita, and other various breshes and grass are present on the Property. Around towns and along canyon bottomes, some areas have been cleared and are under cultivation. The climate is temperate with mild summers and cool winters that occasionally produce snowfall. Annual precipitation is about 800 mm occurring largely from June through September.

Guadalupe y Calvo may have a population of 25,000, including surrounding areas. The town has electrical power from the national grid system and access to an airstrip used by the military and available for charter use. Sufficient groundwater is available for mining and processing requirements. Sites for potential dumps, tailings, and mineral processing appear available. Supplies, equipment, labor, and housing are locally available in town.

History

Gold was discovered in the Guadalupe y Calvo district in 1835 with extended periods of production up to 1939. The gold-silver veins were exploited from the Rosario mine, largely by underground operations. A mint was constructed in 1844 by the Mexican government to take advantage of the precious metals production in the district. Past production is estimated at 2 million ozs gold and 28 million ozs silver from quartz veins averaging 37 gpt gold and 870 gpt silver.

The Rosario vein system extends northward and southward from the Rosario mine onto the La Bufa property. Past drilling in the southern extension area was conducted on the Santo Niño vein by the Consejo de Recursos Minerals (C.R.M.) in 1974 (previously reported as drilled by ASARCO). Two holes were cored but no assays are available. In 1977, the C.R.M. returned to conduct underground sampling in various workings on the Santo Niño vein. A total of 232 channel samples were collected and assayed. These data are available to Lincoln. In 2004, Almaden conducted outcrop sampling and in late 2004 optioned the La Bufa property to Grid Capital Corporation. Grid Capital drilled five NQ-diameter core holes (666.15 m) focused on a 150-m strike length portion of the Santo Niño vein in the southern portion of the La Bufa property. Significant gold-silver intercepts were encountered (see Drilling). Grid Capital dropped their option in June 2005 (reasons unknown) and Lincoln Gold acquired the Property in August 2005. Lincoln has since conducted a soil sample survey, geologic mapping and sampling, and core drilling of 12 holes (4,811.95 m).

Gammon Gold Inc. presently controls the adjacent Rosario mine property and is aggressively exploring the vein system with a 50,000-m core drilling program and is conducting an accelerated "scoping study."

Geological Setting

At La Bufa and in the surrounding area, the geology is dominated by the Tertiary "Upper Volcanics Group" (UVG) consisting mainly of flows, tuffs of dacite to rhyolite composition, and massive felsic ignimbrites. The UVG is commonly hundreds of meters in thickness. Contact with the "Lower Volcanics Group" (LVG) is an erosional unconformity that is rarely exposed. The LVG group consists largely of andesites and lesser rhyolite. Below the volcanic groups are late Cretaceous/Paleocene plutonic rocks consisting of diorite intrusives. The LVG rocks have been faulted and eroded to form a highly irregular topography prior to the deposition of the UVG. The break in deposition between the disrupted LVG rocks and gently dipping UVG rocks is at about 28 Ma. The LVG is favourable for hosting epithermal gold-silver-lead-zinc quartz veins. The structural setting of the district is typified by a strong northwest trend of steeply dipping faults.

Within the La Bufa property, the UVG rocks cover most of the area as a very thick pile of gently dipping felsic tuffs and flows. LVG rocks are exposed locally in canyon bottoms. No detail mapping has been conducted in the northern portion of the La Bufa property. However, reconnaissance reveals that there are some exposures of LVG rocks in the northern portion of the Property. In the southern portion of La Bufa, there is an erosional window exposing LVG rocks approximately 0.7 square km surrounded by UVG tuffs. Near the southernmost end of the La Bufa property is an outcrop of dark green diorite intrusive with a 1-m wide basalt dike at the contact between the diorite and altered LVG andesite. The structural trend in the southern portion of La Bufa is northwest with steep southerly dips. The Santo Niño vein is hosted by this fault/fracture system.

Exploration

The La Bufa property is in the early stage of exploration. In 2006, Lincoln conducted aerial photography over the entire La Bufa property and mining district. From this photography a high-quality base map was generated. Subsequently, a soil sampling program and geologic mapping and sampling were conducted. in the southern portion of the Property. The 2006 soil sample program was 1700 m long in a northwest direction and 600 m wide and generally followed the trend of the Santo Niño vein. A total of 599 samples were collected and analyzed for gold, silver, and 48 trace elements using ALS Chemex. During 2007, geologic mapping (1:1000 scale) and rock-chip sampling were conducted. A total of 133 samples of fracture-controlled quartz veining and veinlets were colled and analyzed for gold, silver and 40 trace elements.

Results from the field work in the southern portion of the property show the presence of three prominent soil anomalies related to the Santo Niño vein structure of greater than 0.100 ppm gold. Geologic mapping and outcrop sampling confirmed the presence of gold mineralization hosted by quartz veins and stringer zones throughout the mapped area. Of the 133 rock-chip samples colled, 20 were greater than 1.0 gpt gold with the highest at 280 gpt gold. Forty-six samples are within the range of 0.50 to 0.99 gpt gold. The mineralized fault-quartz vein system is present and expressed by outcrops with varibly silicified and quartz-veined andesite tuff. A significant area of mineralized strike length is present. Tentative drill sites were selected from the surface work.

Aerial photography and base map construction was conducted by Eagle Mapping Ltd of Port Coquitlam, B.C., Canada. Field exploration was conducted by geological consultant Richard Bybee (qualified person, Reno, Nevada) assisted by geologists and technicians from Minera Cascabel, S.A. de C.V. based in Hermosillo, Mexico. All assays were performed by ALS Chemex utilizing their preparation facility in Chihuahua City and laboratories in Hermosillo and Canada.

Mineralization

The La Bufa property lies within the Sierra Madre Occidental mineral belt which hosts numerous gold-silver mines and deposits. Key properties in the belt include Mulatos, Dolores, Ocampo, Piños Altos, and El Sauzal. Mineral deposits at La Bufa in the Guadalupe y Calvo district are classified as typical epithermal gold-silver, structurally controlled deposits and are similar to numerous other deposits within the Sierra Madre mineral belt. Mineralization occurs within, and is controlled by fissure-filling veins, quartz stockworks and local breccia that show the typical epithermal features of open-space filling and veins of banded quartz-chalcedony. Wall rock adjacent to the veins is typically silicified but may locally show argillic alteration. Propylitic alteration is more widespread throughout the host rock. Historic production in the Guadalupe y Calvo district indicates that the quartz veins contain pyrite and locally arsenopyrite with sparse galena, sphalerite and copper minerals. The ore minerals are thought to be electrum and argentite. Base on the vein and ore mineralogy, the deposits are classified as a low-sulfidation quartz-adularia type.

Mineralization at La Bufa occurs in northwest-trending, epithermal gold-silver-lead-zinc quartz veins and breccia veins with local attending quartz stockworks. Veins typically range from 1 to 3+ meters in true thickness and are generally steeply dipping but may also have shallow dips. Historic production in the district encountered local mineralized zones measuring tens of meters in thickness. Past mining on the Rosario vein extended for a continuous strike length of over 600 meters on seven levels. The vein system appears to consist of multiple strands and extends south-eastward for a distance of at least 1700 meters across the La Bufa Concession. The main paved road entering the town has a road cut that exposes a 70-meter zone containing multiple quartz veins. In the southern portion of the La Bufa property, the Santo Niño vein has a strike length of 850 m, with some minor deflections.

Drilling

There have been essentially three drilling campaigns in the southern portion of the La Bufa property by 1) the Consejo de Recursos Minerales in 1974, 2) Grid Capital Corporation in 2004 and 3) Lincoln in 2008. The drill-hole map below shows the Grid Capital and Lincoln drill-hole locations.

Core drilling (NQ) by Grid Capital was conducted in 2004 and focused on a 150-m segment of the Santo Niño vein with mostly shallow angle core holes (-60° to -70°) for a total of 666.15 m. Grid Capital contracted Layne de Mexico, S.A. de C.V. to conduct the drilling. Core recovery was good.

Widely spaced core drilling (NTW) was conducted by Lincoln in 2008 in an effort to get a greater perspective of the vein system. Most of Lincoln's drilling was in two-hole "fences at -60° and -45° space 100 to 150 m apart for a total of 4811.95 m. Energold de Mexico, S.A. de C.V. conducted the drilling. Core recovery was good. Significant drill-hole intercepts are listed below.

Below is a list of significant drill-hole intercepts.
HOLE NO	ANGLE	T.D. (m)	FROM (m)	TO (m)	INTERCEPT (m) Not true thickness	GOLD (gpt)	SILVER (gpt)
Grid Capital
GUD04-01 Hole Lost	-60°	58.75	58.35	58.75	0.40	1.55	91.1
GUD04-01A	-75°	241.90	63.00	63.46	0.46	3.23	195
			76.49	78.15	1.66	1.56	69.8
GUD04-02	-70°	120.50				Anomalous	Anomalous
GUD04-03	-70°	115.00	64.38	66.00	1.62	9.00	447
			68.91	70.52	1.61	8.70	503
			84.00	86.20	2.20	1.35	55.6
			95.40	96.90	1.50	5.96	52.4
GUD04-04	-60°	130.00	73.18	73.70	0.52	2.87	363
			107.71	108.57	0.86	2.50	109
			121.63	122.45	0.82	1.77	80.8
Lincoln Gold
LB-001	-45°	339.28	94.50	97.00	2.50	4.12	281
LB-002	-45°	400.00	73.15	76.20	3.05	1.07	5.00
LB-003	-45°	400.81	172.22	173.72	1.50	10.7	516
LB-004	-45°	419.80	199.90	201.35	1.45	0.727	33.8
LB-005	-60°	402.34	152.40	153.93	1.53	1.37	10.7
LB-006	-45°	413.00	50.29	51.79	1.50	3.91	110
LB-007	-60°	365.80					Anomalous
LB-008	-45°	414.53				Anomalous	Anomalous
LB-009	-60°	452.63				Anomalous	Anomalous
LB-010	-60°	439.58	19.79	21.34	1.55	0.985	25.8
LB-011	-60°	353.56	51.82	53.32	1.50	0.549	37.80
LB-012	-45°	350.52	38.10	39.60	1.50	1.125	28.90
			39.60	41.14	1.54	4.070	75.0

Base metals in the Grid Capital holes ranged as high as 0.28% Cu, 1.92% Pb, and 3.24% Zn with elevated base metal values typically in the range of 0.10 to 0.45%. Base metal values in the widely spaced Lincoln holes ranged as high as 0.40% Cu, 3.69% Pb, and 6.48% Zn with elevated base metal values also in the range of 0.10 to 0.45%. Lincoln holes that lack significant gold typically showed anomalous silver (5-10 ppm) with stacked zones of anomalous base metals. Metals zoning is indicated. No correlation work has been done to date.

Eleven of the 12 holes drilled by Lincoln bottomed in dioritic intrusive rocks. Numerous vein, quartz stockworks, and breccia zones were encountered in the overlying Tertiary tuffs.

Sampling and Analysis

Grid Capital Drilling - 2004: Specific information on drilling is not available. All drill core is stored in a locked "garage"on the northern outskirts of Guadalupe y Calvo.

Lincoln Drilling - 2008: All core was delivered to the core shed in Guadalupe y Calvo where it was washed and laid out on special core tables. Zones of core were then selected for sampling and then sawed into two halves using a gas-powered diamond rotary saw. Special attention was given to washing the saw and core after each cut. The core was then logged and ½ core samples bagged and recorded for assay. Sample intervals were typically on 1.5 to 3.0-m intervals. All samples were submitted to ALS Chemex for preparation in their Chihuahua City preparation lab. Samples were prepared and then shipped to Chemex's Hermosillo, Mexico and Vancouver, Canada laboratories for gold and silver assays along with trace element analysis. Chemex runs routine blanks, standards, and replicate internal checks on a per batch basis.

Four, certified multi-element (Au, Ag, Cu, Pb, Zn) standards and blanks were purchased from WCM Minerals of Burnaby, B.C., Canada. At the core shed, standards and blanks were inserted into the sample stream at a frequency of 5% standards (1 in 20 samples) and a frequency of 2.5% blanks (1 in 50 samples). On average, gold values were under-reported by 2.9% with 10 of the 12 holes under-reported. On average, silver values were over-reported by 2.3% with 10 of the holes over-reported. Copper, lead, and zinc values were acceptable within ± 4% of standard values. Overall, blanks were acceptable with gold values on the order of 0.001 to 0.004 ppm Au and silver values on the order of 0.2 to 0.4 ppm Ag.

Secondary laboratory check assays at a frequency of 5% (1 in 20 samples) is pending.

Security of Samples

Grid Capital Drilling - 2004: - Standard handling of core and samples reported.

Lincoln Drilling - 2008: All core was taken from the drill site by a Company geologist to a secure core storage facility in Guadalupe y Calvo. Core samples were then driven by Company representatives to the ALS Chemex's preparation laboratory in Chihuahua City or picked up by ALS Chemex and transported to Chihuahua City. Once in the possession of ALS Chemex, internal security measures were observed.

Mineral Resource Estimates

At this time, there are no mineral resources at La Bufa.

Exploration and Development

South La Bufa: Continued drilling is warranted along the trace of the Santo Niño vein. Offset drilling of existing high-grade drill-hole intercepts is warranted to develop ore shoots. Drilling should also continue northward across 400 m of potential vein system strike to the Rosario mine property (Gammon Gold) boundary. Soil sample data indicate a possible parallel vein system 500 to 600 m to the north of the Santo Niño vein. Several drill holes should be dedicated to test the strong soil anomaly. Also, the small Chapito concession needs to be acquired by Lincoln as soon as possible.

North La Bufa: Detail geologic mapping and rock-chip sampling should be conducted over the entire northern portion of the La Bufa property. A new topographic base map covering this area can be constructed from Lincoln's existing aerial photography. New drill targets should develop from this field work.

DIVIDENDS OR DISTRIBUTIONS

We have not paid any dividends on our common shares since incorporation. Our management anticipates that we will retain all future earnings and other cash resources for the future operation and development of our business. We do not intend to declare or pay any cash dividends in the foreseeable future. Payment of any future dividends will be at our board of directors discretion after taking into account many factors including our operating results, financial condition and current and anticipated cash needs.

MANAGEMENT'S DISCUSSION AND ANALYSIS

General

Attached as Schedule "D-1" is management's discussion and analysis for the nine months ended September 30, 2008, which is incorporated by reference herein.

Attached as Schedule "D-2" is management's discussion and analysis for the year ended December 31, 2007, which is incorporated by reference herein.

Attached as Schedule "D-3" is management's discussion and analysis for the year ended December 31, 2006, which is incorporated by reference herein.

All such MD&A should be read in conjunction with the consolidated financial statements and related notes attached as Schedule "C-1" (being the unaudited interim financial statements for the nine months ended September 30, 2008) and "C-2" (being the audited financial statements for the years ended December 31, 2007, 2006 and 2005) to this Information Circular.

Disclosure of Outstanding Security Data

As at the date of this Information Circular, Lincoln has the following securities outstanding:

  55,392,000 Lincoln Shares;

  9,971,000 Lincoln Warrants (see "The Arrangement - Existing Lincoln Warrants" for further details of the outstanding Lincoln Warrants); and

  2,450,000 Lincoln Options with an exercise price of $0.25 and an expiry date of September 25, 2010.

AUTHORIZED AND ISSUED SHARE CAPITAL

The authorized capital of Lincoln consists of an unlimited number of Lincoln Shares, of which 55,392,000 Lincoln Shares are issued and outstanding as at the date of this Information Circular.

Holders of Lincoln Shares are entitled to one vote per share at all meetings of shareholders. Holders of Lincoln Shares are entitled to receive dividends as and when declared by the directors and to receive a pro rata share of the assets of Lincoln available for distribution to holders of Lincoln Shares in the event of liquidation, dissolution or winding-up of Lincoln. All shares rank pari passu, each with the other, as to all benefits which might accrue to the holders of Lincoln Shares.

Shareholder Rights Plan

At Lincoln's annual general meeting held on June 26, 2008, Lincoln Shareholders approved and ratified a shareholder rights plan agreement dated May 28, 2008 between Lincoln and Pacific Corporate Trust Company (as rights agent). Lincoln Shareholders also authorized Lincoln to abandon the rights plan if the board of directors of Lincoln deems it appropriate and in the best interests of Lincoln. In order to ensure the rights plan is not activated in respect of LPT's acquisition of all the Lincoln Shares pursuant to the Arrangement, the board of directors of Lincoln has resolved to abandon and terminate the rights plan effective immediately prior to the implementation of the Arrangement.

CONSOLIDATED CAPITALIZATION

Other than as disclosed in Lincoln's interim financial statements for the nine months ended September 30, 2008 (being Lincoln's most recent financial statement included in this Information Circular), there has been no material change in the share and loan capital of Lincoln on a consolidated basis, other than as set forth below.

In November 2008, Lincoln received loan proceeds of US$50,000 from Baron International Investment Holdings Limited ("Baron") and in connection therewith Lincoln issued 100,000 Lincoln Shares to Baron as bonus shares in consideration for such loan. The loan bears interest at the rate of 10% per annum, calculated and compounded monthly, and must be repaid on the earlier of the closing of the Transaction and April 15, 2009.

As at November 2008 Andrew Milligan, Lincoln's Chairman of the board of directors, had loaned to Lincoln an additional $20,000 at a rate of 5% per annum which will increase to 10% per annum after December 31, 2009.

Effective December 30, 2008, Bromley Resources Ltd., a company controlled by Paul Saxton the President and CEO of Lincoln, agreed to forgive the $40,875 debt owed to it, which represented accrued and unpaid consulting fees, in consideration for the payment of $1,000 by Lincoln.

PRIOR SALES

Prior Sales

During the twelve-month period before the date of this Information Circular, Lincoln has issued the following Lincoln Shares or securities convertible into Lincoln Shares:

Number and class of securities	Date of Issuance	Price per security
2,067,000 units(1)	January 21, 2008	$0.20
400,000 units(2)	April 14, 2008	$0.20
200,000 units(3)	May 15, 2008	$0.15
100,000 common shares(4)	December 9, 2008	$0.05 (deemed)

(1) Each unit consists of one Lincoln Share and one-half of one share purchase warrant. Each whole warrant entitles the holder to acquire one additional Lincoln Share at a price of $0.25 per share until January 21, 2010.

(2) Each unit consists of one Lincoln Share and one-half of one share purchase warrant. Each whole warrant entitles the holder to acquire one additional Lincoln Share at a price of $0.25 until April 14, 2010.

(3) Each unit consists of one Lincoln Share and one-half of one share purchase warrant. Each whole warrant entitles the holder to acquire one additional Lincoln Share at a price of $0.20 until May 15, 2010.

(4) These shares were issued as bonus shares to an arm's length lender in connection with a loan to Lincoln in the amount of US$50,000. See "Lincoln Gold Corporation - Consolidated Capitalization".

Trading Price and Volume

Lincoln Shares are quoted for trading on the OTCBB under the symbol "LGCPF". The following table sets out the high and low trading price and volume of trading, on a monthly basis, of the Lincoln Shares on the OTCBB during twelve-month period before the date of this Information Circular.

Period	High (US$)	Low (US$)	Volume
December 2007	0.25	0.185	944,860
January 2008	0.25	0.19	1,852,551
February 2008	0.25	0.15	1,780,820
March 2008	0.22	0.151	1,764,969
April 2008	0.189	0.13	1,600,519
May 2008	0.16	0.105	1,517,579
June 2008	0.14	0.065	3,166,861
July 2008	0.095	0.058	1,363,098
August 2008	0.099	0.07	1,768,995
September 2008	0.099	0.025	1,710,135
October 2008	0.05	0.01	966,375
November 2008	0.03	0.01	2,483,221
December 2008	0.02	0.01	2,095,250

On October 9, 2008, the day before the date of the announcement of the letter agreement in respect of the Arrangement, the closing price of the Lincoln Shares on the OTCBB was US$0.38 per Lincoln Share. On January 16, 2009, the last trading day before the date of this Information Circular, the closing price of the Lincoln Shares on the OTCBB was US$0.016 per Lincoln Share.

ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON RESALE

To the knowledge of Lincoln, as of the date of this Information Circular there are no securities of Lincoln that are held in escrow or that are subject to a contractual restriction on transfer. See "Information Concerning the Resulting Issuer - Escrowed Securities".

PRINCIPAL SECURITYHOLDERS

To the best of Lincoln's knowledge, no person or company beneficially owns, or controls or directs, directly or indirectly, 10% or more of the Lincoln Shares.

DIRECTORS AND OFFICERS

Current Directors and Officers

The name, municipality of residence and position with Lincoln of each director and officer of Lincoln, and the principal business or occupation in which each director and officer has been engaged during the immediately preceding five years, and the period during which each director has served as director is set out in the table below. Each director's term of office will expire at the next annual general meeting of Lincoln.

Name, Age, Position with the Issuer and Province/State of Residence	Principal Occupation During the Past Five Years	Appointment as Director and/or Officer
Andrew F. B. Milligan(1) (84) Director and Chairman of the Board British Columbia, Canada

Director and Chairman of Lincoln since March 26, 2004. Director of Quest Investment Corporation until June 2003. Director of Oremex Resources Inc. (a junior mining company listed on the TSXV) since September 2005. Director of Valgold Resources Inc. (a junior mining company listed on the TSXV) since December 2008.

March 26, 2004
Paul F. Saxton (61) President, Chief Executive Officer, Chief Operating Officer, Treasurer and Director British Columbia, Canada

Director and Chief Executive Officer of Lincoln since March 26, 2004. President of Pinnacle Mines Ltd. since June 2004. President and Executive Chairman of Doublestar Resources Ltd. from January 2001 to June 2004.

March 26, 2004
James Chapman (54) Director British Columbia, Canada	Director of Lincoln since April 12, 2004. Self Employed Geologist from June 1982 to October 2007. Director of Golden Cross Resources Inc. since June 2007.	April 12, 2004
Andrew Bowering(1) (47) Director British Columbia, Canada

Director of Lincoln since February 13, 2006. President of ATW Gold Corp. since 2007. President and CEO of Pinnacle Mines Ltd. from 2003 to April 2007. IR Manager of Doublestar Resources Ltd. from January 2002 to March 2005.

February 13, 2006
Marc LeBlanc(1) (45) Director British Columbia, Canada

Director of Lincoln from February 28, 2008 to present. Corporate Secretary (from 2005) and VP Exploration and Development (from 2006) of Mercator Minerals Ltd. (a public mining company listed on the Toronto Stock Exchange) since January 2005. Self- employed business consultant to public corporations in the areas of corporate finance and corporate regulatory matters from August 2003 to October 2005.

February 28, 2008
Nathalie Pilon (40) Chief Financial Officer British Columbia, Canada	Consultant to Lincoln since March 14, 2008. Various consulting contracts since 2003.	March 20, 2008
Jeffrey L. Wilson (59) Vice President, Exploration Nevada, USA	Vice-President of Exploration of Lincoln since May 12, 2005. Geological Consultant for various mineral exploration companies, throughout USA, Mexico and China from 2001 to 2005.	May 12, 2005
Mary Martin (51) Corporate Secretary British Columbia, Canada

Corporate Secretary of Lincoln since February 1, 2008. Corporate Secretary of Mundoro Mining Inc. from 2006 to 2007. Contract Administrator for MacDonald Dettwiler in Richmond, B.C. from 2004 to 2006. Owner and operator of tanning salon in Maple Ridge, B.C. from 2003 to 2004.

February 1, 2008

(1) Member of the Audit Committee and Compensation Committee.

The directors and executive officers of Lincoln, as a group, hold 7,991,000 Lincoln Shares, representing 14.4% of Lincoln's issued and outstanding Lincoln shares as of the date of this Information Circular.

The following is additional biographical information on each of the persons listed above:

Andrew F. B. Milligan, Chairman and Director

Mr. Andrew Milligan was appointed as one of our directors on March 26, 2004. Our board of directors also appointed Mr. Milligan as our chairman as of March 26, 2004. Mr. Milligan is a business executive who has concentrated on mining ventures over the past 25 years. From 1984 to 1986 he was President and Chief Executive Officer of Glamis Gold Ltd. In November 1986 he was appointed President and Chief Executive Officer of Cornucopia Resources Ltd. In 1998 and 1999 Cornucopia disposed of its gold mining interests and subsequently merged with three other companies to form Quest Investment Corporation. Mr. Milligan was a director of Quest until June, 2003. He is currently a director of several mining companies trading on the TSXV.

Paul F. Saxton, President, Chief Executive Officer, Chief Operating Officer, Treasurer and Director

Mr. Saxton was appointed as a director of the Company on March 26, 2004. Our board of directors also appointed Mr. Saxton as our chief executive officer and our chief financial officer as of March 26, 2004. Paul Saxton is a mining engineer who also holds an MBA from the University of Western Ontario. He has been active in the mining industry since 1969, holding various positions including mining engineer, mine superintendent, President and CEO of numerous Canadian mining companies. Following 10 years with Cominco, Paul became Vice President and President of Mascot Gold Mines Ltd., initially working on the design and construction of the Nickel Plate mine in BC. Subsequently Paul became a Vice-President of Corona Corporation where he was responsible for western operations and exploration for the company and was instrumental in the re-opening of the Nickel Plate. In 1989, Paul was appointed Senior Vice President of Viceroy Resource Corporation where he was responsible for obtaining financing and the construction and operations of the Castle Mountain mine in California. As President of Loki Gold Corporation and Baja Gold Inc., Paul was responsible for bringing the Brewery Creek Gold mine into production. Following his departure from Viceroy in 1998, Paul became President of Standard Mining Corp., organizing the company and supervising its exploration activities until 2001, when Standard Mining Corp. was merged with Doublestar Resources Ltd.

James Chapman, Director

Mr. Chapman was appointed as one of our directors on April 12, 2004. Mr. Chapman graduated from the University of British Columbia in 1976 with a B.Sc. Geology degree and has focused on mineral exploration primarily for junior mining companies and consulting groups. This experience has incorporated all aspects of the industry from property evaluation, project generation through implementation and report preparation for owners, clients and regulatory authorities. Since 1982 he has operated as an independent consulting geologist on projects including precious and base metals, uranium, diamonds and phosphate, from reconnaissance level projects to deposit definition drill programs. He is a "qualified person" within the meaning of NI 43-101.

Andrew W. Bowering, Director

Mr. Andrew Bowering was appointed as a director of the Company on February 13, 2006. Mr. Bowering is a corporate administrator with 17 years experience in the financing and management of exploration, development and start-up companies. He has held senior executive positions and directorships in numerous public companies involved in mineral exploration in Canada, the United States, Mexico and China. Mr. Bowering has directly raised over $25 million for mineral exploration and development. He has led several large acquisition programs in Northwest British Columbia, Alberta and Central Mexico.  In addition to mineral exploration activities, Mr. Bowering was a founder and principle of two publicly traded consumer product companies that operated worldwide. He has an in-depth knowledge of securities markets, regulatory affairs and investor/public relations.

Marc LeBlanc, Director

Mr. Marc LeBlanc was appointed as a director on February 28, 2008. Mr. LeBlanc has been the VP Corporate Development for Mercator Minerals Ltd. since May 2007 and their Corporate Secretary since January 2005. Mr. LeBlanc is currently a member in good standing with the Canadian Society of Corporate Secretaries and the British Columbia Paralegal Association and a member of the Prospectors and Developers Association of Canada. Mr. LeBlanc holds a Bachelor of Arts Degree from Simon Fraser University and an Associates Degree in Legal Studies from Capilano College. Prior to joining the Company, Mr. LeBlanc provided consulting services to a number of public mining companies in the areas of corporate finance and regulatory affairs in the review and preparation of offering materials and continuous disclosure filings pursuant to Canadian and US securities legislation and regulation. From 2000 to May 2004, Mr. LeBlanc was employed with a number of Vancouver law firms and was responsible for the preparation and review of all continuous disclosure documents for publicly traded companies listed in North America and Europe and ensuring the maintenance of these companies of the requirements of Canadian and US securities legislation and regulations. Mr. LeBlanc was formerly the Assistant Corporate Secretary of Miramar Mining Corporation and Northern Orion Explorations Ltd. responsible for all corporate and securities filings, disclosure requirements and exchange maintenance with the Toronto Stock Exchange and the NASDAQ Stock Market. Mr. LeBlanc is and has been a director or officer of a number of public mining and industrial companies.

Nathalie Pilon, Chief Financial Officer

Ms. Pilon was appointed as our Chief Financial Officer on March 20, 2008. Ms. Pilon holds a CMA designation and obtained her bachelor's degree in Business Administration from Sherbrooke University in 1990. Ms. Pilon is a financial reporting consultant for a number of listed companies on both Canadian and US exchanges. She focuses on complementing the existing financial teams by providing expertise in various accounting and financial reporting areas.

Jeffrey L. Wilson, Vice-President - Exploration

Mr. Wilson was appointed as our Vice President - Exploration on May 12, 2005. Mr. Wilson has twenty-seven years of professional exploration experience in the United States, Mexico and Central America with emphasis on gold. He served as Director of Exploration for Echo Bay Exploration Inc. for eleven years, first in western U.S. and later in Mexico and Central America. He earlier served as Exploration Manager, Western U.S., with Tenneco Minerals Company, with most projects in Nevada. Mr. Wilson earned his MSc. in Geology from the University of Southern California.

Mary Martin, Corporate Secretary

Ms. Martin is an Office Administrator who has over 25 years of experience. From 2004 to 2006, she was a Contract Administrator for MacDonald Dettwiler in Richmond, BC. From 2006 to 2007, she was at Mundoro Mining Inc. and was appointed Corporate Secretary. She is currently Office Manager and Corporate Secretary of Lincoln.

Certain of Lincoln's directors and officers are engaged on a part-time basis and serve as officers and/or directors of other resource exploration companies and, as such, are engaged in, and will continue to be engaged in, the search for additional resource opportunities on behalf of such other companies. The success of Lincoln and its ability to continue to carry on operations is dependent upon its ability to retain the services of certain directors and officers of the Company.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

None of the Company's directors or executive officers is, as at the date of this Information Circular, or has been, within ten years before the date of this Information Circular, a director, chief executive officer or chief financial officer of any company (including the Company) that:

(a) was subject to an Order (as defined below) that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(b) was subject to an Order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer;

"Order" means a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation and, in each case, that was in effect for a period of more than 30 consecutive days.

None of the Company's directors or executive officers or, to the Company's knowledge, any shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company:

(a) is, as at the date of this Information Circular, or has been within the 10 years before the date of this Information Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b) has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director; or

(c) has been subject to:

(i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

Most of the directors and officers of Lincoln are also directors, officers and/or promoters of other reporting and non-reporting issuers, which are engaged in natural resource exploration and development. Accordingly, conflicts of interest may arise which could influence these persons in evaluating possible acquisitions or in generally acting on behalf of Lincoln notwithstanding that they are bound by the CBCA to act at all times in good faith in the interest of Lincoln and to disclose such conflicts to Lincoln if and when they arise. Save as disclosed herein, Lincoln is not aware of the existence of any conflicts of interest between Lincoln and any of its directors and officers as of the date of this Information Circular that they will be required to rely on the judgement and good faith of these persons in resolving any such conflicts of interest that may arise.

EXECUTIVE COMPENSATION

Lincoln has three (3) executive officers. During the Company's financial year ended December 31, 2007 the aggregate direct remuneration paid or payable to Lincoln's executive officers by Lincoln and its subsidiary, which financial statements are consolidated with those of Lincoln, was $54,300.

"Named Executive Officer" means each Chief Executive Officer, each Chief Financial Officer and each of the three most highly compensated executive officers, other than each Chief Executive Officer and Chief Financial Officer, who were serving as executive officers at the end of the most recently completed fiscal year and whose total salary and bonus exceeds $150,000. Mr. Paul Saxton acted as our Chief Executive Officer and Chief Financial Officer during the financial year ended December 31, 2007. None of our executive officers received total compensation exceeding $150,000 during 2007. Accordingly, Mr. Saxton is our only Named Executive Officer. The compensation paid to the Named Executive Officers during Lincoln's three most recently completed financial years is as set out below:

		Annual Compensation			Long Term Compensation
					Awards		Payouts
NAMED EXECUTIVE OFFICERS Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options/SARsGranted (#)	Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)	All Other Compensation ($)
Paul F. Saxton President, Chief Executive Officer, Chief Financial Officer and Chief Operating Officer	2007 2006 2005	$22,500 $20,545 $32,240	Nil Nil Nil	Nil Nil Nil	600,000 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Notes:

(1) Nathalie Pilon was appointed as Chief Financial Officer of the Corporation on March 26, 2008.

Long Term Incentive Plan (LTIP) Awards

Long term incentive plans ("LTIP") provide compensation intended to motivate performance over a period greater than one financial year. LTIPs do not include option or stock appreciation rights plans or plans for compensation through shares or units that are subject to restrictions on resale. Lincoln did not award any LTIPs to any Named Executive Officer during the most recently completed financial year.

Stock Options

Lincoln does not have any Stock Appreciation Rights ("SARs"). The Company granted stock options to the Named Executive Officers during the financial year ended December 31, 2007 as follows:

Option Grants During the Most Recently Completed Financial Year

NAMED EXECUTIVE OFFICERS	Securities Under Options/ Granted (#)	% of Total Options Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
Paul F. Saxton President, Chief Executive Officer, Chief Financial Officer and Chief Operating Officer	600,000	24.5%	$0.25 per share	$0.18 per share	September 25, 2010

No options were exercised by the Named Executive Officers during the financial year ended December 31, 2007. The values of outstanding options at December 31, 2007 were as follows:

Aggregate Option Exercises During the Most Recently Completed Financial Year
and Financial Year-End Option Values

NAMED EXECUTIVE OFFICERS Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at FY-End (#) Exercisable/ Unexercisable	Value of Unexercised in-the-Money Options/SARs at FY-End ($) Exercisable/ Unexercisable
Paul F. Saxton President, Chief Executive Officer, Chief Financial Officer and Chief Operating Officer	Nil	Not Applicable	600,000/Nil	$Nil/$N/A

No stock options were repriced on behalf of the Named Executive Officers during the financial year ended December 31, 2007.

Pension Plans

Lincoln does not provide retirement benefits for directors or officers.

Termination of Employment, Changes in Responsibility and Employment Contracts

There is no written employment contract between Lincoln and any Named Executive Officer.

There are no compensatory plan(s) or arrangement(s), with respect to any Named Executive Officer resulting from the resignation, retirement or any other termination of employment of the officer's employment or from a change of any Named Executive Officer's responsibilities following a change in control.

Compensation of Directors

There are no arrangements under which directors were compensated by Lincoln during the most recently completed financial year for their services in their capacity as directors or consultants.

The following directors received options under Lincoln's stock option plan in their capacity as a director during the financial year ended December 31, 2007:

Option Grants During the Most Recently Completed Financial Year

Name of Director	Securities Under Options Granted (#)	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
James Chapman, Director	300,000	$0.25 per Share	$0.18 per share	September 25, 2010
Andrew Bowering, Director	300,000	$0.25 per Share	$0.18 per share	September 25, 2010
Andrew F. Milligan, Director	300,000	$0.25 per Share	$0.18 per share	September 25, 2010

Securities Authorized for Issuance under Equity Compensation Plans

The Company has in place a stock option plan initially adopted in 2005 (the "Plan"). The Plan was amended on September 25, 2007 adjusting the maximum number of Lincoln Shares available to be granted from 2,000,000 Lincoln Shares to 2,500,000 Lincoln Shares. The Plan has been established to provide incentive to qualified parties to increase their proprietary interest in the Company and thereby encourage their continuing association with the Company. The Plan is administered by the directors of the Company. The Plan provides that options will be issued pursuant to option agreements to directors, officers, employees or consultants of the Company or a subsidiary of the Company. All options expire on a date not later than 10 years after the issuance of such option. There are currently options outstanding to purchase an aggregate of 2,450,000 Lincoln Shares.

The following table sets out equity compensation plan information as at the end of the financial year ended December 31, 2007.

Equity Compensation Plan Information

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by securityholders -	Nil	N/A	Nil
Equity compensation plans not approved by securityholders (the Plan)	2,450,000	$0.25	50,000
Total	2,450,000	$0.25	50,000

As part of the Transaction, the Plan and all outstanding stock options of the Company will be cancelled.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

As of the date of this Information Circular, there is no indebtedness of any director, executive officer or employee or former director, executive officer or employee to or guaranteed or supported by Lincoln, nor has any director or executive officer of Lincoln or associate thereof been indebted to Lincoln since the beginning of its most recently completed financial year.

AUDIT COMMITTEE

The Audit Committee's Charter

The audit committee has a charter. A copy of the audit committee charter is set forth below.

"CHARTER OF THE AUDIT COMMITTEE

1. Mandate

The Audit Committee will be responsible for managing, on behalf of shareholders of the Company, the relationship between the Company and the external auditors. In particular, the Audit Committee will have responsibility for the matters set out in this Charter, which include:

    overseeing the work of external auditors engaged for the purpose of preparing or issuing an auditing report or related work;

    recommending to the board of directors the nomination and compensation of the external auditors;

    reviewing significant accounting and reporting issues;

    reviewing the Company's financial statements, Form 20-F Annual Report, MD&A and earnings press releases before the Company publicly discloses this information;

    focusing on judgmental areas such as those involving valuations of assets and liabilities;

    considering management's handling of proposed audit adjustments identified by external auditors;

    being satisfied that all regulatory compliance matters have been considered in the preparation of the financial statements of the Company;

    establishing procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and

    evaluating whether management is setting the appropriate tone by communicating the importance of internal control and ensuring that all individuals possess an understanding of their roles and responsibilities.

2. Membership of the Audit Committee

Composition

The audit committee will be comprised of at least such number of directors as required to satisfy the audit committee composition requirements of Multilateral Instrument 52-110, as amended from time to time. Each member will be a director of the Company.

Independence

The Audit Committee will be comprised of a number of independent directors required to enable the Company to satisfy:

    the independent director requirements for audit committee composition required by Multilateral Instrument 52-110, as amended from time to time, and if applicable, the independent director requirements of the TSX Venture Exchange, or such other stock exchange on which the Company's shares are traded from time to time.

Chair

The Audit Committee shall select from its membership a chair. The job description of the chair is attached as Exhibit 1 hereto.

Expertise of Audit Committee Members

Each member of the Audit Committee must be financially literate. Financially literate means the ability to read and understand a set of financial statements that represent a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company's financial statements.

Financial Expert

The Company will strive to include a financial expert on the Audit Committee. An Audit Committee financial expert means a person having: (i) an understanding of financial statements and accounting principles; (ii) the ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves; (iii) experience in preparing, auditing, analyzing or evaluating financial statements that present a similar breadth and level of complexity as the Company's statements; (iv) an understanding of internal controls; and (v) an understanding of an Audit Committee's functions.

3. Meetings of the Audit Committee

The Audit Committee must meet in accordance with a schedule established each year by the board of directors, and at other times as the Audit Committee may determine. A quorum for transaction of business in any meeting of the Audit Committee is a majority of members. At least twice a year, the Audit Committee must meet with the Company's chief financial officer and external auditors separately.

4. Responsibilities of the Audit Committee

The Audit Committee will be responsible for managing, on behalf of the shareholders of the Company, the relationship between the Company and the external auditors. In particular, the Audit Committee has the following responsibilities:

External Auditors

(a) the Audit Committee must recommend to the board of directors:

    the external auditors to be nominated for the purpose of preparing or issuing an audit report or performing other audit or review services for the Company; and

    the compensation of the external auditors;

(b) the Audit Committee must be directly responsible for overseeing the work of the external auditors engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company, including the resolution of disagreements between management and the external auditors regarding financial reporting;

(c) with respect to non-audit services:

    the Audit Committee must pre-approve all non-audit services provided to the Company or its subsidiaries by its external auditors or the external auditors of the Company's subsidiaries, except for tax planning and transaction support services in an amount not to exceed $100,000 for each service in a fiscal year; and

    the Audit Committee must pre-approve all non-audit services provided to the Company or its subsidiaries by its external auditors or the external auditors of the Company's subsidiaries, except de minimis non-audit services as defined in applicable law.

(d) the Audit Committee must also:

    review the auditors' proposed audit scope and approach;

    review the performance of the auditors; and

    review and confirm the independence of the auditors by obtaining statements from the auditors on relationships between the auditors and the Company, including non-audit services, and discussing the relationships with the auditors;

Accounting Issues

(e) the Audit Committee must:

    review significant accounting and reporting issues, including recent professional and regulatory pronouncements, and understand their impact on the financial statements; and,

    ask management and the external auditors about significant risks and exposures and plans to minimize such risks.

Financial Statements, Form 20-F, MD&A and Press Releases

(f) the Audit Committee must:

    review the Company's financial statements, Form 20-F, MD&A and earnings press releases before the Company publicly discloses this information;

    in reviewing the annual financial statements, determine whether they are complete and consistent with the information known to committee members, and assess whether the financial statements reflect appropriate accounting principles;

    pay particular attention to complex and/or unusual transactions such as restructuring charges and derivative disclosures;

    focus on judgmental areas such as those involving valuation of assets and liabilities, including, for example, the accounting for and disclosure of loan losses, warranty, professional liability, litigation reserves and other commitments and contingencies;

    consider management's handling of proposed audit adjustments identified by the external auditors;

    ensure that the external auditors communicate certain required matters to the committee;

    be satisfied that adequate procedures are in place for the review of the Company's disclosure of financial information extracted or derived from the Company's financial statements, other than the disclosure referred to in paragraph (f)(i) (above), and must periodically assess the adequacy of those procedures;

    be briefed on how management develops and summarizes quarterly financial information, the extent to which the external auditors review quarterly financial information and whether that review is performed on a pre- or post-issuance basis;

    meet with management, either telephonically or in person to review the interim financial statements;

    to gain insight into the fairness of the interim statements and disclosures, the Audit Committee must obtain explanations from management on whether:

    actual financial results for the quarter or interim period varied significantly from budgeted or projected results;

    changes in financial ratios and relationships in the interim financial statements are consistent with changes in the Company's operations and financing practices;

    generally accepted accounting principles have been consistently applied;

    there are any actual or proposed changes in accounting or financial reporting practices;

    there are any significant or unusual events or transactions;

    the Company's financial and operating controls are functioning effectively;

    the Company has complied with the terms of loan agreements or security indentures; and

    the interim financial statements contain adequate and appropriate disclosures;

Compliance with Laws and Regulations

(g) the Audit Committee must:

    periodically obtain updates from management regarding compliance;

    be satisfied that all regulatory compliance matters have been considered in the preparation of the financial statements;

    review the findings of any examinations by regulatory agencies such as the United States Securities Exchange Commission and the British Columbia Securities Commission; and

    review, with the Company's counsel, any legal matters that could have a significant impact on the Company's financial statements;

Employee Complaints

(h) the Audit Committee must establish procedures for:

    the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and

    the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters;

Other Responsibilities

(i) the Audit Committee must:

    review and approve the Company's hiring policies of employees and former employees of the present and former external auditors of the Company;

    evaluate whether management is setting the appropriate tone by communicating the importance of internal control and ensuring that all individuals possess an understanding of their roles and responsibilities;

    focus on the extent to which internal and external auditors review computer systems and applications, the security of such systems and applications, and the contingency plan for processing financial information in the event of a systems breakdown;

    gain an understanding of whether internal control recommendations made by external auditors have been implemented by management;

    periodically review and reassess the adequacy of this Charter and recommend any proposed changes to the Corporate Governance and Nominating Committee and the board for approval;

    review, and if deemed appropriate, approve expense reimbursement requests that are submitted by the chief executive officer or the chief financial officer to the Company for payment;

    assist the board to identify the principal risks of the Company's business and, with management, establish systems and procedures to ensure that these risks are monitored; and

    carry out other duties or responsibilities expressly delegated to the Audit Committee by the board.

Exhibit 1 to Audit Committee Charter
Job Description - Audit Committee Chair

The responsibilities of the Audit Committee chair include, among other things:

    managing the affairs of the Committee and monitoring its effectiveness;

    managing the meetings of the Committee by ensuring meaningful agendas are prepared and guiding deliberations of the Committee so that appropriate decisions and recommendations are made; and

    setting up agendas for meetings of the Committee and ensuring that all matters delegated to the Committee by the board are being dealt with at the Committee level during the course of the year."

Composition of the Audit Committee

The members of the audit committee are Andrew F.B. Milligan, Andrew Bowering and Marc LeBlanc. Mr. Milligan is not an independent member of the Company's audit committee as he is the chairman of the Company's board of directors. Each of Mr. Bowering and Mr. Leblanc is an independent member of the Company's audit committee. Accordingly, the majority of the members of the audit committee are independent members and all members are considered to be financially literate.

Relevant Education and Experience

Andrew F.B. Milligan

Mr. Milligan is a business executive who has concentrated on mining ventures over the past 25 years. Mr. Milligan is and has been a director or officer of a number of public mining companies trading on both the American Stock Exchange and the TSXV.

Andrew Bowering

Mr. Bowering is a corporate administrator with 17 years experience in the financing and management of exploration, development and start-up companies. He has held senior executive positions and directorships in numerous public companies involved in mineral exploration in Canada, the United States, Mexico and China. Mr. Bowering was the Chief Financial Officer of two public mining companies trading on the TSXV.

Marc LeBlanc

Mr. LeBlanc holds a Bachelor of Arts Degree from Simon Fraser University and an Associates Degree in Legal Studies from Capilano College. Prior to joining the Company, Mr. LeBlanc provided consulting services to a number of public mining companies in the areas of corporate finance and regulatory affairs in the review and preparation of offering materials and continuous disclosure filings pursuant to Canadian and US securities legislation and regulation. Mr. LeBlanc is and has been a director or officer of a number of public mining and industrial companies.

Audit Committee Oversight

The audit committee has not made any recommendations to the Board to nominate or compensate any auditor other than Davidson & Company LLP.

Reliance on Certain Exemptions

The Company's auditor, Davidson & Company LLP, has not provided any material non-audit services.

Pre-Approval Policies and Procedures

The audit committee has not adopted specific policies and procedures for the engagement of non-audit services.

External Auditor Service Fees

The audit committee has reviewed the nature and amount of the non-audited services provided by Davidson & Company LLP to the Company to ensure auditor independence. Fees incurred with Davidson & Company LLP for audit and non-audit services in the last two fiscal years for audit fees are outlined in the following table.

Nature of Services	Fees Paid to Auditor in Year Ended December 31, 2006	Fees Paid to Auditor in Year Ended December 31, 2007
Audit Fees(1)	$15,350	$40,000
Audit-Related Fees(2)	$Nil	$0
Tax Fees(3)	$Nil	$0
All Other Fees(4)	$Nil	$12,190
Total	$15,350	$52,190

(1) Audit Fees" include fees necessary to perform the annual audit and quarterly reviews of the Corporation's consolidated financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

(2) "Audit-Related Fees" include services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

(3) "Tax Fees" include fees for all tax services other than those included in "Audit Fees" and "Audit-Related Fees". This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(4) "All Other Fees" include all other non-audit services.

Exemption

The Company is relying upon the exemption in section 6.1 of National Instrument 52-110 ("NI 52-110") in respect of the composition of its audit committee and in respect of its reporting obligations under NI 52-110 for the year ended December 31, 2007. This exemption exempts a "venture issuer" from the requirement to have 100% of its members independent, as would otherwise be required by National Instrument 52-110.

CORPORATE GOVERNANCE

General

Corporate governance refers to the policies and structure of the board of directors of a corporation, whose members are elected by and are accountable to the shareholders of the corporation. Corporate governance encourages establishing a reasonable degree of independence of the board of directors from executive management and the adoption of policies to ensure the board of directors recognizes the principles of good management. The Board of the Company is committed to sound corporate governance practices, as such practices are both in the interests of shareholders and help to contribute to effective and efficient decision-making.

Board of Directors

Directors are considered to be independent if they have no direct or indirect material relationship with the Company. A "material relationship" is a relationship which could, in the view of the Company's Board be reasonably expected to interfere with the exercise of a director's independent judgment.

The Board facilitates its independent supervision over management by having a majority of the Board not being officers of the Company.

The independent members of the Board of the Company are James Chapman, Andrew W. Bowering and Marc LeBlanc.

The non-independent directors are Paul F. Saxton, the President and Chief Executive Officer of the Corporation, and Andrew Bowering, the Chairman of the Board.

Management has been delegated the responsibility for meeting defined corporate objectives, implementing approved strategic and operating plans, carrying on the Company's business in the ordinary course, managing cash flow, identifying new exploration prospects, evaluating new business opportunities, recruiting staff and complying with applicable regulatory requirements. The board facilitates its independent supervision over management by reviewing and approving long-term strategic, business and capital plans, material contracts and business transactions, and all debt and equity financing transactions. Through its audit committee, the Board examines the effectiveness of the Company's internal control processes and management information systems.

Directorships

Mr. Saxton is a director of the following reporting issuers:

Name of Reporting Issuer	Market Traded On	Position Held	From	To
Gold Cliff Resource Corporation	TSX-V	Director	March 2004	Current
Uranerz Energy Corporation	AMEX	Director	March 2006	Current
Nayarit Gold Inc.	TSX-V	Director	April 2007	Current
Cross Lake Minerals Ltd.	TSX-V	Director	September 2008	Current
Pinnacle Mines Ltd.	TSX-V	Chairman & COO	June 2004	Current
Zazu Metals Corporation	TSX	Director	July 2007	Current

Mr. Milligan is a director of the following reporting issuers:

Name of Reporting Issuer	Market Traded On	Position Held	From	To
Oremex Resources Inc.	TSX-V	Director	September 2005	Current
Valgold Resources Ltd.	TSX-V	Director	December 2002	Current

Mr. Chapman is a director of the following reporting issuers:

Name of Reporting Issuer	Market Traded On	Position Held	From	To
Golden Cross Resources Inc.	OTCBB	Director	June 2007	Current

Mr. Bowering is a director of the following reporting issuers:

Name of Reporting Issuer	Market Traded On	Position Held	From	To
Cap-Link Ventures Ltd.	TSX-V	Director	August 2005	Current
ATW Venture Corp.	TSX-V	CFO & Director	September 2005	Current

Orientation and Continuing Education

When new directors are appointed, they receive an orientation, commensurate with their previous experience, on the Company's properties, business, operation plans and industry and on the responsibilities of directors.

Board meetings may also include presentations by the Company's management and employees to give the directors additional insight into the Company's business.

Ethical Business Conduct

The Board has found that the fiduciary duties placed on individual directors by the Company's governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual director's participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company.

Nomination of Directors

The Board considers its size each year when it considers the number of directors to recommend to the shareholders for election at the annual meeting of shareholders, taking into account the number required to carry out the Board's duties effectively and to maintain a diversity of views and experience.

The Board does not have a nominating committee, and these functions are currently performed by the Board as a whole. However, if there is a change in the number of directors required by the Company, this policy will be reviewed.

Compensation Committee

The Board has adopted a charter for the Compensation Committee. A copy of the compensation committee charter is set forth below.

"COMPENSATION COMMITTEE CHARTER

    PURPOSE

    This Committee will be comprised of a majority of independent directors as defined in National Instrument 52-110 (Audit Committees) of the Canadian Securities Administrators and will be responsible for the development and supervision of the Corporation's approach to compensation for employees, directors, officers and senior management as well as bonuses and any increases in compensation to employees or staff that would have a material impact on the Corporation's expenses.

    COMPOSITION AND TERMS OF OFFICE

    The Committee will be appointed by the Board of directors. It will be comprised of not less than three (3) directors and not more than five (5) directors.

    The Chair of the Committee will be appointed by the Board of directors.

    The Committee will meet no less frequently than annually and meetings may be called by the Chair of the Committee, or any two members of the Committee.

    Members of the Committee will be appointed for a one (1) year term at the first meeting of the directors of the Corporation following the Annual General Meeting.

    The quorum for the Committee is a majority of the members of the Committee then in office.

    DUTIES AND RESPONSIBILITIES

The Committee will:

(a) Review and make recommendations regarding compensation issues, in particular:

    compensation philosophy and policies;

    competitive positioning, including establishing competitive base salaries and incentive awards for senior officers that are consistent with salaries for senior officers of other senior mining exploration companies;

    annual review of the performance of the senior officers of the Corporation on behalf of the Board;

    payments and awards to officers, employers and consultants under the Corporation's compensation and stock option plans; and

    director compensation.

(b) Review:

    senior management succession planning;

    senior management development and training; and

    significant changes in organizational structure.

(c) Ensure for each meeting that minutes are recorded, drafted and circulated on a timely basis to committee members."

The members of the compensation committee are Andrew F.B. Milligan, Andrew Bowering and Marc LeBlanc. A majority of the members of the compensation committee are independent members of the board of directors of the Company.

The function of the Compensation Committee is to review, on an annual basis, the compensation paid to the Company's executive officers and to the Directors, to review the performance and compensation paid to the Company's executive officers and to make recommendations on compensation to the Board. In addition, the committee will review annually the compensation plans for the Company's non-executive staff.

Audit Committee

The Board has a charter for the Audit Committee to follow in carrying out its audit and financial review functions. A copy of the charter of the Audit Committee is reproduced under "Audit Committee" above. The Audit Committee reviews all financial statements of the Company prior to their publication, reviews audits, considers the adequacy of audit procedures, recommends the appointment of independent auditors, reviews and approves the professional services to be rendered by them and reviews fees for audit services. The charter has set criteria for membership which all members of the Audit Committee are required to meet consistent with NI 52-110 and other applicable regulatory requirements. The Audit Committee, as needed, meets separately (without management present) with the Company's auditors to discuss the various aspects of the Company's financial statements and the independent audit.

Other Board Committees

The Board has no other committees other than the audit committee and the compensation committee.

Assessments

The Board monitors the adequacy of information given to directors, communication between the Board and management and the strategic direction and processes of the Board and committees. The Board has frequent communications with management and other board members, and is regularly consulted on important Company decisions. In this context, the Board periodically reviews the performance of the Board as a whole, any standing committees it has appointed, and individual directors, to ensure each is performing effectively.

RISK FACTORS

Our securities are highly speculative and subject to a number of risks. You should not consider an investment in our securities unless you are capable of sustaining an economic loss of the entire investment. The risks associated with our business include:

If we do not obtain additional financing, our business plan will fail.

As of December 31, 2007, we had cash on hand of US$123,201 and a working capital deficit of US$71,665. As of September 30, 2008, we had cash on hand of $2,100 and a working capital deficit of $1,981,478. Based on our cash and working capital position, we will require additional financing to fund the exploration of our mineral claims during the next twelve months, the maintenance of our interests in our mineral claims and our general and administrative expenses during the next twelve months. Other than in respect of the Arrangement and the Private Placement, we currently do not have any arrangements for financing and we may not be able to obtain financing when required. Obtaining additional financing would be subject to a number of factors, including the market price of gold. These factors may make the timing, amount, terms or conditions of additional financing unavailable to us. See "Information Concerning the Resulting Issuer - Available Funds and Principal Purposes".

If we are unable to maintain our interests in our mineral claims, then we will lose our interests in these mineral claims.

We are required to make payments in order to maintain our interests in certain of our Nevada mineral claims. Over the next twelve months, we must make payments totalling US$55,000 in lease and option payments in order to maintain our interests in our Pine Grove properties. We must also complete a bankable feasibility study under the Wheeler Lease by no later than December 31, 2010. In respect of the La Bufa property, we have until April 12, 2010 to expend approximately US$650,000 in exploration of the property.

Our inability to make these payments due to a lack of financing or our determination not to make these payments will result in our losing our interests in these claims. If we are not able to maintain our interests in our mineral claims, then we will not be able to carry out our plan of operations.

Because we have only recently commenced preliminary exploration of our Nevada mineral claims, we face a high risk of business failure and this could result in a total loss of your investment.

We have only recently begun the initial stages of exploration of our mineral claims, and thus have no way to evaluate the likelihood whether we will be able to operate our business successfully. To date, we have been involved primarily in organizational activities, acquiring interests in mineral claims and in conducting preliminary exploration of mineral claims. We have not earned any revenues and have not achieved profitability as of the date of this Information Circular. Potential investors should be aware of the difficulties normally encountered by new mineral exploration companies and the high rate of failure of such enterprises. The likelihood of success must be considered in light of the problems, expenses, difficulties, complications and delays encountered in connection with the exploration of the mineral properties that we plan to undertake. These potential problems include, but are not limited to, unanticipated problems relating to exploration and additional costs and expenses that may exceed current estimates. We have no history upon which to base any assumption as to the likelihood that our business will prove successful, and we can provide no assurance to investors that we will generate any operating revenues or ever achieve profitable operations. If we are unsuccessful in addressing these risks, our business will likely fail and you will lose your entire investment.

The mineral resources estimates presented by us for our mineral properties are estimates only and there is no assurance that these resources represent economically recoverable mineralization.

We have included mineral resource estimates in respect of our Pine Grove property that have been made in accordance with NI 43-101. These resources estimates are classified as "inferred resources". We advise investors that while this term is recognized and required by Canadian securities regulations, the U.S. Securities and Exchange Commission does not recognize this term. Investors are cautioned not to assume that any part or all of mineral deposits classified as "inferred resources" will ever be converted into reserves. Further, "inferred resources" have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

All amounts of mineral resources are estimates only, and we cannot be certain that any specified level of recovery of metals from the mineralized material will in fact be realized or that our mineral properties or any other identified mineral deposit will ever qualify as a commercially mineable (or viable) reserves of gold or copper in any of our mineral claims that can be economically exploited. Mineralized material, which is not mineral reserves, does not have demonstrated economic viability. In addition, the quantity of mineral reserves and mineral resources may vary depending on, among other things, metal prices. Any material change in the quantity of mineralization, grade or stripping ratio, or metal prices may affect the economic viability of our properties. In addition, we cannot be certain that metal recoveries obtained from small-scale laboratory tests will be duplicated in larger scale tests, under on-site conditions or during production.

Because we do not have any revenues, we expect to incur operating losses for the foreseeable future.

We have never earned revenues and we have never been profitable. Prior to completing exploration on our mineral properties, we anticipate that we will incur increased operating expenses without realizing any revenues. We therefore expect to incur significant losses into the foreseeable future. If we are unable to generate financing to continue the exploration of our mineral claims, we will fail and you will lose your entire investment.

We will require significant additional financing in order to continue our exploration activities and our assessment of the commercial viability of our mineral properties.

We will require additional financing in order to carry out our acquisition, exploration and, if warranted, development activities. Failure to obtain such financing on a timely basis could cause us to forfeit our interest in certain properties, miss certain acquisition opportunities, or delay or indefinitely postpone further exploration and, if warranted, development of our projects, which could result in the possible loss of such properties or the reduction or termination of our operations. Even if we achieve revenues, if any such future revenues decrease as a result of lower commodity prices or otherwise, it will affect our ability to expend the necessary capital to replace our reserves or to maintain our production. If cash flow from operations is not sufficient to satisfy our capital expenditure requirements, there can be no assurance that additional debt or equity financing will be available to meet these requirements or be available on favorable terms.

If our costs of exploration are greater than anticipated, then we will not be able to complete our planned exploration programs for our mineral claims without additional financing, of which there is no assurance that we would be able to obtain.

We are proceeding with the initial stages of exploration on our mineral claims. We have prepared budgets for our exploration programs. However, there is no assurance that our actual costs will not exceed the budgeted costs. Factors that could cause actual costs to exceed budgeted costs include increased prices due to competition for personnel and supplies during the Nevada summer exploration season, unanticipated problems in completing the exploration programs and delays experienced in completing the exploration program. Increases in exploration costs could result in us not being able to carry out our exploration programs without additional financing. There is no assurance that we would be able to obtain additional financing in this event.

Because of the speculative nature of exploration of mining properties, there is substantial risk that no commercially exploitable minerals will be found and our business will fail.

We are in the initial stages of exploration of our mineral claims, and thus have no way to evaluate the likelihood that we will be successful in establishing commercially exploitable reserves of gold or other valuable minerals on our mineral claims. Potential investors should be aware of the difficulties normally encountered by new mineral exploration companies and the high rate of failure of such enterprises. The search for valuable minerals as a business is extremely risky. We may not find commercially exploitable reserves of gold or copper in any of our mineral claims. Exploration for minerals is a speculative venture necessarily involving substantial risk. The expenditures to be made by us on our exploration programs may not result in the discovery of commercial quantities of ore. The likelihood of success must be considered in light of the problems, expenses, difficulties, complications and delays encountered in connection with the exploration of the mineral properties that we plan to undertake. Problems such as unusual or unexpected formations and other conditions are involved in mineral exploration and often result in unsuccessful exploration efforts. In such a case, we would be unable to complete our business plan.

Because of the inherent dangers involved in mineral exploration, there is a risk that we may incur liability or damages as we conduct our business.

The search for valuable minerals involves numerous hazards. In the course of carrying out exploration of our mineral claims, we may become subject to liability for such hazards, including pollution, cave-ins and other hazards against which we cannot insure or against which we may elect not to insure. We currently have no such insurance nor do we expect to get such insurance for the foreseeable future. If a hazard were to occur, the costs of rectifying the hazard may exceed our asset value and cause us to liquidate all of our assets, resulting in the loss of your entire investment.

If we discover commercial reserves of precious metals on any of our mineral properties, we can provide no assurance that we will be able to successfully advance the mineral claims into commercial production.

Our mineral properties do not contain any known bodies of ore. If our exploration programs are successful in establishing ore of commercial tonnage and grade on any of our mineral claims, we will require additional funds in order to advance the mineral claims into commercial production. In such an event, we may be unable to obtain any such funds, or to obtain such funds on terms that we consider economically feasible, and you may lose your entire investment.

As we undertake exploration of our mineral claims, we will be subject to compliance with government regulation that may increase the anticipated time and cost of our exploration program.

There are several governmental regulations that materially restrict the exploration of minerals. We will be subject to the mining laws and regulations of Nevada and Mexico as we carry out our exploration programs on our properties. We may be required to obtain work permits, post bonds and perform remediation work for any physical disturbance to the land in order to comply with these regulations. While our planned exploration program budgets for regulatory compliance, there is a risk that new regulations could increase our time and costs of doing business and prevent us from carrying out our exploration program.

If we do not find a joint venture partner for the continued exploration of our mineral claims, we may not be able to advance the exploration work.

We may try to enter into joint venture agreements with potential partners for the further exploration and possible production of our mineral claims, particularly where we believe drilling of a mineral claim is warranted. We would face competition from other junior mineral resource exploration companies if we attempt to enter into a joint venture agreement with a partner. The possible partner could have a limited ability to enter into joint venture agreements with junior exploration programs and will seek the junior exploration companies who have the properties that they deem to be the most attractive in terms of potential return and investment cost. In addition, if we entered into a joint venture agreement, we would likely assign a percentage of our interest in the mineral claims to the joint venture partner. If we are unable to enter into a joint venture agreement with a partner, we may not be able to complete certain exploration work on certain of our properties, including planned drilling.

If prices for gold decline, we may not be able to raise any additional financing required to fund our exploration activities in our mineral properties or achieve an adequate return for our shareholders.

Our ability to raise financing to fund our exploration activities and, if warranted, development of our mineral properties will be significantly affected by changes in the market price of gold. The price of gold is determined based on world demand, supply and other factors, all of which are beyond our control. World prices for gold have fluctuated widely in recent years and particularly in recent months. Future significant price declines could cause investors to be unprepared to finance exploration of gold, with the result that we may not have sufficient financing with which to fund our exploration activities. In this event, we may not be able to carry out planned exploration activities and, if warranted, development of our mineral properties with the result that we may not be able to continue our plan of operations.

If we are able to establish commercially mineable reserves, we must be able to successfully market our natural resources to prospective buyers. The marketability and price of natural resources which we may acquire or discover will be affected by numerous factors beyond our control. Government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of natural resources and environmental protection are all factors which may affect the marketability and price of natural resources. The exact effect of these factors cannot be accurately predicted, but any one or a combination of these factors could result in our ability to achieve an adequate return for our shareholders.

The adoption of stricter environmental legislation governing our mineral properties or failure to comply with environmental legislation could increase our costs of exploring and, if warranted, developing these properties and could delay these activities.

We must comply with applicable environmental legislation in carrying out our exploration and, if warranted, development of our mining properties. All phases of the natural resources business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of international conventions and national, provincial and local laws and regulations. Environmental legislation provides for, among other things, restrictions and prohibitions on spills, releases or emissions of various substances produced in association with operations. The legislation also requires that facility sites and mines be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. Compliance with such legislation can require significant expenditures, and a breach may result in the imposition of fines and penalties, some of which may be material. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs. The discharge of tailings or other pollutants into the air, soil or water may give rise to liabilities to third parties and may require us to incur costs to remedy such discharge. No assurance can be given that environmental laws will not result in a curtailment of production or a material increase in the costs of production, development or exploration activities or otherwise adversely affect our financial condition, results of operations or prospects.

The presence of unknown environmental hazards on our mineral properties may result in significant unanticipated compliance and reclamation costs that may increase our costs of exploring and, if warranted, developing our mineral properties.

Environmental hazards may exist on our mineral properties which are unknown to us at present and which have been caused by previous or existing owners or operators of the properties. The presence of such environmental hazards may result in us being required to comply with environmental reclamation, closure and other requirements that may involve significant costs and other liabilities. In particular, our operations and exploration activities are subject to Canadian laws and regulations governing protection of the environment. These laws are continually changing and, in general, are becoming more restrictive.

We may be subject to other laws or regulations that could result in increased costs or delays.

We believe we are in substantial compliance with all material laws and regulations which currently apply to our activities. However, failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. An entity engaged in natural resource exploration and development activities may be required to compensate those suffering loss or damage by reason of its activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current laws, regulations and permits governing operations and activities of natural resources companies, or more stringent implementation thereof, could have a material adverse impact on us and cause increases in capital expenditures or, if applicable, production costs, reduction in levels of production at any properties on which we may achieve production, or abandonment or delays in the development of new properties.

In addition, natural resource activities may be affected in varying degrees by political and financial instability, inflation and haphazard changes in government regulations relating to this industry. Any changes in regulations or shifts in political or financial conditions are beyond our control and may adversely affect our business. Our operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, environmental legislation and safety.

We may not be able to obtain all necessary licenses and permits that may be required.

Our operations will require licenses and permits from various governmental authorities. There can be no assurance that we will be able to obtain all necessary licenses and permits that may be required to carry out our exploration and, if applicable, development projects.

Limits on equipment availability could delay our operations.

Natural resource exploration and development activities are dependent on the availability of drilling and related equipment in the particular areas where such activities will be conducted. Demand for such limited equipment or access restrictions may affect the availability of such equipment to us and may delay exploration and, if applicable, development activities.

We compete with larger, better capitalized competitors in the mining industry.

The mining industry is competitive in all of its phases, including financing, technical resources, personnel and property acquisition. It requires significant capital, technical resources, personnel and operational experience to effectively compete in the mining industry. Because of the high costs associated with exploration, the expertise required to analyze a project's potential and the capital required to develop a mine, larger companies with significant resources may have a competitive advantage over us. We face strong competition from other mining companies, some with greater financial resources, operational experience and technical capabilities than we have. As a result of this competition, we may be unable to maintain or acquire financing, personnel, technical resources or attractive mining properties on terms we consider acceptable or at all.

More specifically, we actively compete for acquisitions, leases, licences, concessions, claims, skilled industry personnel and other related interests with a substantial number of other companies. Our ability to successfully bid on and acquire additional property rights to participate in opportunities and to identify and enter into commercial arrangements with other parties will be dependent upon developing and maintaining close working relationships with our future industry partners and joint operators and our ability to select and evaluate suitable properties and to consummate transactions in a highly competitive environment.

If we were to lose the services of Paul Saxton or other members of our management team, we may be delayed in our plan of operations and our operating expenses may be increased.

Our success is dependent upon the performance of key personnel working in management, supervisory and administrative capacities. These personnel include Paul Saxton, who is our President and Chief Executive Officer. We do not maintain life insurance or key man insurance for such personnel. The loss of the services of senior management or key personnel may result in us being required to identify and engage qualified management personnel who are capable of managing our business activities. We may be delayed in the implementation of our plan of operations and our operating expenses may be increased if we were to lose the services of senior management or key personnel.

Certain of our officers and directors may have conflicts of interests due to their involvement with other companies.

Certain of our directors and officers are also directors and officers of other natural resource companies. Consequently, there exists the possibility for such directors and officers to be in a position of conflict. Any decision made by any of such directors and officers relating to us will be made in accordance with their duties and obligations to deal fairly and in good faith with us and such other companies.

If we lose the services of the independent contractors that we engage to undertake our exploration, then our plan of operations may be delayed or be more expensive to undertake than anticipated.

Our success depends to a significant extent on the performance and continued service of certain independent contractors. We have contracted the services of professional drillers and other contractors for exploration, environmental, construction and engineering services. Poor performance by such contractors or the loss of such services could result in our planned exploration activities being delayed or being more expensive to undertake than anticipated.

We are subject to many risks that are not insurable and, as a result, we will not be able to recover losses through insurance should such risks occur.

Our involvement in the exploration for and, if applicable, development of natural resource properties may result in us becoming subject to liability for certain risks, and in particular unexpected or unusual geological operating conditions, including rock bursts, cave-ins, fires, floods, earthquakes, pollution, blow-outs, property damage, personal injury or other hazards. Although we will obtain insurance in accordance with industry standards to address such risks, such insurance has limitations on liability that may not be sufficient to cover the full extent of such liabilities. In addition, such risks may not be insurable in all circumstances, or, in certain circumstances, we may elect not to obtain insurance to deal with specific risks due to the high premiums associated with such insurance or other reasons. The payment of such uninsured liabilities would reduce the funds available to us for operations. The occurrence of a significant event that we are not fully insured against could have a material adverse effect on our financial position, results of operations or prospects.

No assurance can be given that insurance to cover the risks to which our activities will be subject will be available at all or at economically feasible premiums. Insurance against environmental risks (including potential for pollution or other hazards as a result of the disposal of waste products occurring from exploration and, if applicable, production) is not generally available to us or to other companies within the industry. The payment of such liabilities would reduce the funds available to us for operations. Should we be unable to fund fully the cost of remedying an environmental problem, we might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy.

Because we have no history of earnings with respect to our mineral exploration business and no foreseeable earnings, we may never achieve profitability or pay dividends.

We have a history of losses and there can be no assurance that we will ever be profitable. We have paid no dividends on our shares since incorporation. We presently have no ability to generate earnings because our mineral properties are in the exploration stage. If we are successful in developing our mineral properties, we anticipate that we will retain future earnings and other cash resources for the future operation and development of our business. We do not intend to declare or pay any cash dividends in the foreseeable future. Payment of any future dividends is solely at the discretion of our board of directors, which will take into account many factors including our operating results, financial condition and anticipated cash needs. For these reasons, we may never achieve profitability or pay dividends.

We do not have a history of paying dividends and do not have any intention of paying dividends in the foreseeable future.

Investors cannot expect to receive a dividend on their investment in the foreseeable future, if at all. Accordingly, it is likely investors will not receive any return on their investment in our securities other than possible capital gains.

U.S. investors who obtain judgments against us or our officers or directors for breaches of U.S. securities laws may have difficulty in enforcing such judgments against us and our officers and directors.

We are corporation existing under the laws of Canada and the majority of our directors and officers are residents of Canada. Consequently, it may be difficult for United States investors to effect service of process within the United States upon us or upon our directors or officers, or to enforce, inside or outside of the United States, any judgments of United States courts predicated upon civil liabilities under the United States Securities Exchange Act of 1934, as amended. A judgment of a U.S. court predicated solely upon such civil liabilities may not be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained is determined by the Canadian court not to have had jurisdiction in the matter. Furthermore, an original action might not be able to be brought successfully in Canada against any of such persons or us predicated solely upon such civil liabilities.

PROMOTER

Except as set forth below, there is no person who is, or has been within the previous two years, a promoter of Lincoln within the meaning of Securities Legislation applicable to Lincoln.

Paul Saxton, the President, CEO and a director of Lincoln, may be considered a promoter of Lincoln in that he participated in substantially reorganizing the business of Lincoln in connection with the Transaction. Mr. Saxton beneficially owns, or controls or directs, directly or indirectly, 4,500,000 Lincoln Shares or approximately 8.1% of the outstanding Lincoln Shares as of the date hereof. See also "Lincoln Gold Corporation - Executive Compensation" and "Lincoln Gold Corporation - Interest of Management and Others in Material Transactions".

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Legal Proceedings

Since January 1, 2007, Lincoln has not been a party to, nor has any of its property been subject to, any legal proceedings and Lincoln is not aware of any such proceedings known to be contemplated.

Regulatory Actions

Lincoln has not been subject to any penalties or sanctions imposed by a court or regulatory body and has not been party to any settlement agreement entered into before a court or regulatory body, relating to provincial or territorial securities legislation.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except as set forth below under "Lincoln Debt Postponement and Conversion", none of the directors or executive officers of Lincoln, any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to all outstanding shares of Lincoln, nor any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, in any transaction of Lincoln in the last three years before the date hereof which has or is reasonably expected to materially affect Lincoln, except that directors and officers of Lincoln and their associates and affiliates have participated in private placements of Lincoln on the same terms as non-arm's length parties participating in such private placements and approved by independent directors.

Debt Postponement and Conversion

Pursuant to the Arrangement Agreement, Lincoln must enter into agreements with various creditors of Lincoln to convert (the "Debt Conversion") up to $1,088,818.53 of its outstanding debt into Lincoln Shares prior to the Closing. Any Lincoln Shares issued under the Debt Conversion will then be subject to the exchange for Post Consolidation LPT Shares at the Exchange Ratio pursuant to the Arrangement. Lincoln is also seeking agreement from its creditors who do not elect to participate in the Debt Conversion to postpone repayment of their outstanding debts until February 28, 2009 (the "Debt Postponement").

The table below sets forth certain directors and executive officers of Lincoln to which Lincoln is indebted and who have as at the date hereof agreed to participate in the Debt Conversion and/or the Debt Postponement. The precise amount of debt to be converted into Lincoln Shares under the Debt Conversion in respect of such directors and executive officers of Lincoln and in respect of other arm's length creditors has not been finalized and may prior to the Closing increase or decrease from the amounts disclosed below and elsewhere in this Circular.
Name and Position	Amount of Debt(1)	No. of Lincoln Shares to be issued under Debt Conversion(1)(2)	Remaining Amount Owing(1)
Jeffrey L. Wilson Vice President, Exploration	$36,079(3)	490,000(3)	$11,580(3)
Andrew Milligan	$154,915(4)	500,000(4)	$129,915(4)
Paul Saxton President, CEO and director	$185,151(5)	3,420,000(5)	$14,151(5)
TOTAL	$376,145	4,410,000	$155,646

  Unless otherwise indicated, these amounts include accrued interest and are as at September 30, 2008, the date of Lincoln's most recent financial statements included in this Information Circular.

  These Lincoln Shares will be issued at a deemed conversion price of $0.05 per share, which is the same conversion price per share applicable to arm's-length Lincoln creditors who participate in the Debt Settlement.

  This debt is comprised of amounts owed to Mr. Wilson for geological consulting services and expenses. Pursuant to a letter agreement with Lincoln dated October 3, 2008, Mr. Wilson agreed to convert $24,500 of this debt into 490,000 Lincoln Shares prior to the completion of the Arrangement.

  In February 2008, Mr. Milligan loaned Lincoln $25,000 at a rate of 5% per annum which will increase to 10% per annum after December 31, 2008. As at November 27, 2008 Mr. Milligan had loaned to Lincoln an additional $34,000 at a rate of 5% per annum which will increase to 10% per annum after December 31, 2009. Pursuant to a letter agreement with Lincoln dated October 3, 2008, Mr. Milligan agreed to convert $25,000 of Lincoln's debt to him into 500,000 Lincoln Shares prior to the completion of the Arrangement. In December 2008, Mr. Milligan paid out Lincoln's indebtedness to a third party, in the amount of $95,046.68, in return for an assignment of that debt to Mr. Milligan. As part of such payout the third party's general security agreement over Lincoln's assets was discharged and the $95,046.68 debt, as assigned to Mr. Milligan, is unsecured with interest at a rate of 5% per annum.

  During the first three quarters of 2008, Mr. Saxton loaned Lincoln an aggregate of $181,000 at a rate of 5% per annum. Pursuant to a letter agreement with Lincoln dated October 3, 2008, Mr. Saxton agreed to convert $171,000 of the loan into 3,420,000 Lincoln Shares prior to the completion of the Arrangement, with the remaining principal amount of $10,000 plus interest payable in cash by February 28, 2009.

Effective December 30, 2008, Bromley Resources Ltd., a company controlled by Paul Saxton the President and CEO of Lincoln, agreed to forgive the $40,875 debt owed to it, which represented accrued and unpaid consulting fees, in consideration for the payment of $1,000 by Lincoln.

INVESTOR RELATIONS ARRANGEMENTS

Other than work performed by employees of Lincoln, Lincoln does not have any written or oral agreement or understanding with any person to provide any promotional or investor relations services for Lincoln or its securities, or to engage in activities for the purposes of stabilizing the market, either now or in the future with respect to its securities.

AUDITORS, TRANSFER AGENTS AND REGISTRARS

Auditors

The auditors of Lincoln are Davidson & Company LLP, Chartered Accountants, 1200, 609 Granville Street, Vancouver, British Columbia, V7Y 1G6.

Registrar and Transfer Agents

The registrar and transfer agent for the Lincoln Shares is Computershare Trust Company of Canada (as successor to Pacific Corporate Trust Company), 510 Burrard Street, 3rd Floor, Vancouver, British Columbia, V6C 3B9.

MATERIAL CONTRACTS

Except for contracts made in the ordinary course of business, the following are the only material contracts entered into by Lincoln since the beginning of the last financial year ending before the date of this Information Circular or before the beginning of the last financial year ending before the date of the Information Circular for any material contract that is still in effect:

  Arrangement Agreement described under "The Arrangement - Arrangement Agreement".

  Agreement dated July 13, 2007 between Wheeler Mining Company and Lincoln (the "Wheeler Lease") relating to the Wheeler claims forming part of the Pine Grove property in Lyon County, Nevada, described under "Lincoln Gold Corporation - General Development and Description of the Business - Project Summary - Pine Grove, Nevada, USA".

  Mining Lease With Option To Require Purchase dated August 1, 2007 between Lyon Grove, LLC and Lincoln (the "Wilson Lease") relating to the Wilson claims forming part of the Pine Grove property in Lyon County, Nevada, described under "Lincoln Gold Corporation - General Development and Description of the Business - Project Summary - Pine Grove, Nevada, USA".

  Option Agreement Bufa Property dated April 12, 2007 among Almaden Minerals Ltd., Minera Gavilan, S.A. de C.V. and Lincoln (the "Bufa Option Agreement") relating to the Bufa property in Mexico, described under "Lincoln Gold Corporation - General Development and Description of the Business - Project Summary - La Bufa, Mexico".

  Letter agreement dated October 3, 2008 between Lincoln Gold Corporation and Paul Saxton (the "Saxton Letter Agreement") regarding the settlement of debt owed by Lincoln to Mr. Saxton, described under "Lincoln Gold Corporation - Interest of Management and Others in Material Transactions".

  Letter agreement dated October 3, 2008 between Lincoln Gold Corporation and Andrew Milligan (the "Milligan Letter Agreement") regarding the settlement of debt owed by Lincoln to Mr. Milligan, described under "Lincoln Gold Corporation - Interest of Management and Others in Material Transactions".

  Letter agreement dated October 3, 2008 between Lincoln Gold Corporation and Jeffrey L. Wilson (the "Wilson Letter Agreement") regarding the settlement of debt owed by Lincoln to Mr. Wilson, described under "Lincoln Gold Corporation - Interest of Management and Others in Material Transactions".

Copies of all material contracts may be inspected at any time up to the Lincoln Meeting during normal business hours at the business office at Suite 350, 885 Dunsmuir Street, Vancouver, British Columbia, V6C 1N5. All such material contracts are also available under Lincoln's profile on the SEDAR website at www.sedar.com.

OTHER MATERIAL FACTS

There are no other material facts relating to Lincoln and not disclosed elsewhere in this Information Circular.

information concerning the resulting issuer

The Arrangement will result in Lincoln becoming a wholly owned subsidiary of LPT through the Merger, and LPT is expected to be renamed "Lincoln Mining Corporation". The following information is presented on a post-Transaction basis and is reflective of the projected business, financial and share capital position of LPT after giving effect to the Transaction. This section only includes information respecting LPT and Lincoln after the Transaction that is materially different from information provided earlier in this Information Circular. See the various headings under "Lincoln Gold Corporation", "LPT Capital Ltd." and "LPT Sub" for additional information regarding Lincoln, LPT and LPT Sub respectively. See also the Pro Forma Financial Statements of LPT attached hereto as Schedule "E".

NAME AND INCORPORATION

The Resulting Issuer will remain a British Columbia company and is expected to change its name to "Lincoln Mining Corporation". The Resulting Issuer's head office will change to Lincoln's head office of Suite 350 - 885 Dunsmuir Street, Vancouver, British Columbia, V6C 1N5 and the registered office will change to 10th floor, 595 Howe Street, Vancouver, British Columbia, V6C 2T5.

INTERCORPORATE RELATIONSHIPS

The Resulting Issuer will own all of the issued and outstanding shares of Lincoln, which pursuant to the Continuance will then be a British Columbia company.

DESCRIPTION OF THE BUSINESS

The Resulting Issuer's initial business objective will be to carry out the Phase 1 recommended exploration program on Lincoln's Pine Grove property and to raise additional funding to carry out exploration on the La Bufa property. See "Information Concerning the Resulting Issuer - Available Funds and Principal Purposes".

The Resulting Issuer also plans to seek out new opportunities in the mineral exploration sector. The Resulting Issuer's portfolio of mineral properties will be comprised of Lincoln's mineral properties. See "Lincoln Gold Corporation - General Development and Description of the Business" for a full description of Lincoln's mineral properties.

In order to be able to incur all of the recommended exploration expenditures and make all of the property payments in respect of the Pine Grove and La Bufa properties, the Resulting Issuer will require financing in addition to the Private Placement. THERE IS NO ASSURANCE THAT THE RESULTING ISSUER WILL RAISE ANY SUCH ADDITIONAL CAPITAL AND THE EFFECT OF ITS FAILURE TO DO SO COULD RESULT IN THE LOSS OF ITS INTERESTS IN THE PINE GROVE AND LA BUFA PROPERTIES. See "Lincoln Gold Corporation - Risk Factors".

DESCRIPTION OF THE SECURITIES

All of the LPT Shares of the Resulting Issuer rank equally within their class as to dividends, voting rights, participation in assets and in all other respects. None of the LPT Shares are subject to any call or assessment nor pre-emptive or conversion rights. There are no provisions attached to the LPT Shares for redemption, purchase for cancellation, surrender or sinking or purchase funds.

PRO FORMA CAPITALIZATION

The following sets out the pro forma share capital of LPT after giving effect to the Transaction, including the Consolidation, the Arrangement and the Private Placement:
Designation of Security	Amount authorized or to be authorized	Amount outstanding after giving effect to the Transaction
Common Shares	Unlimited	53,199,510(1)(2)

(1) This figure is comprised of (i) the number of LPT Shares currently issued and outstanding as at the date of this Information Circular, as adjusted to give effect to the Consolidation (6,000,000 / 1.5 = 4,000,000); (ii) the approximately 23,000,000 Post Consolidation LPT Shares to be issued to the Lincoln Shareholders pursuant to the Arrangement; (iii) the number of Post Consolidation LPT Shares issuable under the Private Placement (23,529,412) (assuming the Private Placement raises $4,000,000 through the issue of Equity Units); (iv) the Post Consolidation LPT Shares issuable under the QT Finder's Fee (1,258,333); and (v) 1,411,765 Post Consolidation LPT Shares under the PP Finder's Fee (assuming all of the PP Finder's Fee is taken in LPT Shares).

(2) Of these LPT Shares, a total of 4,744,157 will be subject to escrow. See "Information Concerning the Resulting Issuer - Escrowed Securities".

PRO FORMA FINANCIAL STATEMENTS

The unaudited LPT Pro Forma Financial Statements attached hereto as Schedule "E" give effect to the Transaction on a pro forma basis and have been prepared on the basis of assumptions described in the notes thereto. The unaudited pro forma consolidated balance sheet was prepared as at September 30, 2008. These statements are not necessarily indicative of what the actual operating results or financial position would have been had the Transaction occurred on the dates for the periods indicated and do not purport to indicate future results of operations.

FULLY DILUTED SHARE CAPITAL

The following sets out the fully diluted share capital of the Resulting Issuer after giving effect to the Transaction (including the Consolidation):

Description	Number of Securities	Percentage of Total
LPT Shares presently issued, as adjusted for Consolidation	4,000,000	5.0%
LPT Shares presently reserved for issuance pursuant to outstanding LPT agent's options, as adjusted for Consolidation	266,667	0.3%
Number of LPT Shares issuable under Private Placement(1)	23,529,412	29.2%
Number of LPT Shares reserved for issuance pursuant to the Equity Warrants to be issued under Private Placement(1)	23,529,412	29.2%
LPT Shares issued to Lincoln Shareholders pursuant to the Arrangement	23,000,000	28.6%
LPT Shares reserved for issuance pursuant to Lincoln Warrants as adjusted for the Arrangement pursuant to the adjustment provisions of the Lincoln Warrants(2)	3,091,010	3.8%
LPT Shares issued as finder's fees in connection with the Private Placement(3)	1,411,765	1.8%
Total LPT Shares remaining issuable to Almaden Minerals Ltd. under the Bufa Option Agreement(2)	372,000	0.5%
LPT Shares issuable as finder's fee in connection with the Arrangement	1,258,333	1.6%
TOTAL

(1) For the purposes of these figures, it is assumed the maximum amount of $4,000,000 is raised under the Private Placement and that each Equity Unit will be comprised of one Post Consolidation LPT Share and one Equity Warrant. See "Summary - Summary of the Companies and the Transactions - LPT Concurrent Financing".

(2) Based on an anticipated Exchange Ratio of 0.31, which assumes that an aggregate of 73,521,900 Lincoln Shares are outstanding immediately prior to the completion of the Arrangement, which aggregate number is based on the number of Lincoln Shares outstanding on the date hereof (55,392,000) plus 18,129,900 Lincoln Shares expected to be issued pursuant to the Debt Conversion.

(3) Assuming all of the PP Finder's Fee is taken in LPT Shares.

AVAILABLE FUNDS AND PRINCIPAL PURPOSES

Funds Available

It is anticipated that the Resulting Issuer will have total funds available of approximately $3,650,000, as follows, after giving effect to the Transaction and assuming the minimum amount is raised under the Private Placement:

Source	Funds Available
Estimated working capital of the Resulting Issuer as at November 30, 2008	$270,000
Gross Private Placement proceeds	$3,380,000
TOTAL	$3,650,000

Principal Purposes

The Resulting Issuer intends to expend the funds available as follows:

Anticipated Use of Funds	U.S. Funds	Cdn. Funds
Estimated balance of the expenses of the Transaction		$300,000
Repayment of outstanding Lincoln debt(1)		$1,145,000
PP Finder's Fee(2)		$203,000
Estimated administrative expenses of the Resulting Issuer for 12 months		$600,000
Recommended Phase 1 and 2 programs on the Pine Grove property	$995,000
2009 lease payment under the Wheeler Lease	$30,000
2009 lease payment under the Wilson Lease	$25,000
2009 Claim maintenance fees in respect of the Pine Grove property	$37,000
Subtotal	$1,087,000	$1,302,000(3)
Unallocated working capital		$100,000
TOTAL		$3,650,000

(1) Assuming approximately $906,495 of Lincoln's outstanding debt is converted to Lincoln Shares under the Debt Conversion, Lincoln is expected to have approximately $1,145,000 of remaining outstanding debt on completion of the Arrangement.

(2) Assuming all of the PP Finder's Fee is taken in cash.

(3) Based on a Cdn/US exchange rate of approximately 1.20.

Estimated administrative expenses of the Resulting Issuer for the next twelve months are comprised of the following:

Legal	$40,000
Audit	$40,000
Office Expenses	$100,000
Web Site Design, Hosting and Updating	$20,000
Management Fee (CEO)	$72,000
Management Fee (VP Exploration)	$90,000
Consulting Fee (CFO)	$72,000
Administration Services	$36,000
Rent	$30,000
Filing Fees	$15,000
Transfer Agent	$15,000
Travel	$20,000
Miscellaneous - Chairman's Fees	$50,000
Total Administrative Expenses:	$600,000

The Resulting Issuer intends to spend the funds available as set out above. There may be circumstances, however, where, for sound business reasons, a reallocation of funds may be necessary. The Resulting Issuer will only redirect the funds to other properties on the basis of a recommendation from a professional geologist or engineer.

DIVIDENDS

The holders of LPT Shares are entitled to dividends, if, as and when declared by the board of directors of LPT. Any decision to pay dividends on Shares in the future will be made by the board of directors of the Resulting Issuer on the basis of the earnings, financial requirements and other conditions existing at such time. It is anticipated that the Resulting Issuer will retain all future earnings and other cash resources for the future operation and development of its business and therefore will not declare or pay any cash dividends in the foreseeable future.

PRINCIPAL SECURITYHOLDERS

To the knowledge of LPT and Lincoln, no person or company is anticipated to own of record or beneficially, directly or indirectly, or exercise control or direction over, more than 10% of any class of voting securities of the Resulting Issuer, after giving effect to the Transaction (assuming the issuance of 23,529,412 Post Consolidation LPT Shares under the Private Placement (assuming the Private Placement raises $4,000,000 through the issue of Equity Units)).

DIRECTORS, OFFICERS AND PROMOTERS

At the completion of the Transaction, Laurence Liebowitz and You Gui Liu will each resign as a director of the Resulting Issuer and Philip Walsh will resign as an officer of the Resulting Issuer (and will remain as a director). The remaining directors will then appoint (i) Paul Saxton as a director and the President and Chief Executive Officer of the Resulting Issuer, (ii) Andrew Milligan and Marc LeBlanc as directors of the Resulting Issuer, (iii) Herrick Lau as the Chief Financial Officer of the Resulting Issuer and (iv) Jeffrey L. Wilson as the Vice President, Exploration of the Resulting Issuer.

The following table sets forth the name of all individuals who will be directors, officers and promoters of the Resulting Issuer following the closing of the Transaction, their municipalities of residence, their expected positions with LPT and the number of LPT Shares to be beneficially owned, directly or indirectly, or over which control or direction is exercised, assuming completion of the Transaction.
Name, municipality of residence and position	Previous service as a director	Shares held	Percentage of Shares held(2)
Paul Saxton Vancouver, British Columbia Chief Executive Officer and Director	To be appointed at Closing	2,677,422(1)	5.0%
Philip Walsh(3) Vancouver, British Columbia Director	Since December 15, 2006	Nil	N/A
Herrick Lau Vancouver, British Columbia Chief Financial Officer	To be appointed at Closing	228,889	0.4%
Andrew Milligan(3) Vancouver, British Columbia Director	To be appointed at Closing	1,009,002(1)	1.9%
Marc LeBlanc(3) Vancouver, British Columbia Director	To be appointed at Closing	222,222	0.4%
Jeffrey L. Wilson Carson City, Nevada Vice President, Exploration	To be appointed at Closing	606,622(1)	1.1%

  Based on the number of Lincoln Shares held by such persons on the date hereof and assuming an Exchange Ratio of 0.31 under the Arrangement. All of the Shares held by the directors and officers are subject to escrow.

  Assumes completion of the Consolidation, the Arrangement, the issuance of 23,529,412 Post Consolidation LPT Shares under the Private Placement, the QT Finder's Fee and the issuance of 1,411,765 Post Consolidation LPT Shares under the PP Finder's Fee.

  Proposed member of the Audit Committee of the Resulting Issuer.

Herrick Lau, Chief Financial Officer

Herrick Lau is the Vice President, Corporate Finance, of Baron Global Financial Canada Ltd. with prior experience as CFO of various public companies and 14 years of experience in the investment banking industry. He is also a Chartered Financial Analyst (CFA) charter holder and has a BBA and a MA in Finance, both from Simon Fraser University.

Refer to "Lincoln Gold Corporation - Directors and Officers", "Lincoln Gold Corporation - Corporate Governance - Directorships" and "LPT Capital Ltd. - Directors and Executive Officers" for further information, including biographical information, on each of the other persons listed in the above table.

Each of LPT's directors is elected by LPT Shareholders at an annual general meeting to serve until the next annual general meeting of shareholders or until a successor is elected or appointed.

Assuming completion of the Consolidation, the Arrangement, the issuance of 23,529,412 Post Consolidation LPT Shares under the Private Placement (which assumes the Private Placement raises $4,000,000 through the issue of Equity Units), the QT Finder's Fee and the issuance of 1,411,765 Post Consolidation LPT Shares under the PP Finder's Fee, the directors and officers of the Resulting Issuer as a group will beneficially own, directly or indirectly, or exercise control or direction over, an aggregate of approximately 4,744,157 LPT Shares, representing approximately 8.9% of the then issued and outstanding LPT Shares.

LPT and Lincoln do not expect that the Resulting Issuer will request any director or officer to enter into a non-disclosure or non-competition agreement with the Resulting Issuer upon completion of the Transaction.

PROMOTER CONSIDERATION

Philip Walsh can be considered a promoter of LPT in that he took the initiative in founding and organizing LPT and participated in substantially reorganizing the business of LPT in connection with the Transaction. See "Information Concerning the Resulting Issuer - Directors, Officers and Promoters".

Paul Saxton may also be considered a promoter of the Resulting Issuer in that he participated in substantially reorganizing the business of Lincoln and LPT in connection with the Transaction. See "Information Concerning the Resulting Issuer - Directors, Officers and Promoters" and "Information Concerning the Resulting Issuer - Executive Compensation".

Except as otherwise disclosed herein, none of such persons will receive anything of value, including money, property, contracts, options or rights of any kind, directly or indirectly, from the Resulting Issuer. No other person will be a promoter of the Resulting Issuer or has been a promoter of LPT or Lincoln, within the two years preceding the date of this Information Circular.

CONFLICTS OF INTEREST

Directors and officers of the Resulting Issuer also serve as directors and/or officers of other companies engaged in mineral exploration, development and mining and may be presented from time to time with situations or opportunities which give rise to apparent conflicts of interest which cannot be resolved by arm's length negotiations but only through exercise by the officers and directors of such judgment as is consistent with their fiduciary duties to the Resulting Issuer which arise under British Columbia corporate law, especially insofar as taking advantage, directly or indirectly, of information or opportunities acquired in their capacities as directors or officers of the Resulting Issuer.

All conflicts of interest will be resolved in accordance with the BCBCA. Any transactions with officers and directors will be on terms consistent with industry standards and sound business practice in accordance with the fiduciary duties of those persons to the Resulting Issuer, and, depending upon the magnitude of the transactions and the absence of any disinterested board members, may be submitted to the shareholders for their approval.

EXECUTIVE COMPENSATION

The following table discloses the anticipated compensation for the Resulting Issuer's proposed Chief Executive Officer, Chief Financial Officer and Vice President, Exploration for the 12 month period after completion of the Transaction.

	Annual Compensation			Long Term Compensation
				Awards		Payouts
Name and Principal Position	Salary	Bonus	Other Annual Compen-sation	Securities Under Options/ SARs Granted	Restricted Shares or Restricted Share Units	LTIP Payouts	All Other Compen-sation
Paul Saxton Chief Executive Officer	$72,000	Nil	Nil	Nil	Nil	Nil	Nil
Herrick Lau Chief Financial Officer	$72,000	Nil	Nil	Nil	Nil	Nil	Nil
Jeffrey L. Wilson Vice President, Exploration	$90,000	Nil	Nil	Nil	Nil	Nil	Nil

COMPENSATION OF DIRECTORS

The Resulting Issuer intends to compensate directors through the issuance of stock options in accordance with the terms and conditions of LPT's existing stock option plan, as and when directed by the board of directors.

INDEBTEDNESS OF DIRECTORS, OFFICERS, PROMOTERS AND OTHER MANAGEMENT

No director, executive officer or senior officer or proposed director, executive officer or other senior officer of the Resulting Issuer, or any associate of any such director or officer, will be indebted to the Resulting Issuer upon completion of the Transaction. See also "Lincoln Gold Corporation - Indebtedness of Directors, Executive Officers and Senior Officers" and "LPT Capital Ltd. - Indebtedness of Directors and Executive Officers".

INVESTOR RELATIONS ARRANGEMENTS

Following the closing of the Transaction, the Resulting Issuer expects to conduct investor relations internally, and does not currently intend to enter into any investor relations arrangements.

OPTIONS TO PURCHASE SECURITIES

Incentive Options

As part of the Transaction, all outstanding incentive stock options of LPT and Lincoln will be cancelled, and Lincoln's stock option plan will be cancelled. See "Lincoln Gold Corporation - Executive Compensation - Securities Authorized for Issuance Under Equity Compensation Plans". As at the date hereof, LPT had 400,000 stock options outstanding at an exercise price of $0.10 and an expiry date of May 15, 2009, and 400,000 stock options outstanding at an exercise price of $0.10 and an expiry date of May 15, 2012.

Incentive stock options of the Resulting Issuer will be granted from time to time as determined by the board of directors of the Resulting Issuer in accordance with LPT's stock option plan and the policies of the TSXV.

Stock Option Plan

The Resulting Issuer will continue to maintain the stock option plan of LPT (the "Plan"), which provides that the board of directors of LPT may from time to time, in its discretion, and in accordance with the TSXV requirements, grant to directors, officers, employees and technical consultants of LPT, non-transferable options to purchase LPT Shares, provided that the number of LPT Shares reserved for issuance will not exceed 10% of the issued and outstanding LPT Shares at the time of grant.

The material terms of the Plan are as follows:

  The term of any options granted under the Plan will be fixed by the board of directors at the time such options are granted, provided that options will not be permitted to exceed a term of five years (or ten years if LPT is reclassified by the TSXV as a Tier 1 Issuer).

  The exercise price of any options granted under the Plan will be determined by the board of directors, in its sole discretion, but shall not be less than the last closing price of LPT's common shares preceding the grant of such options, less any discount permitted by the TSXV.

  Unless otherwise imposed by the Board, no vesting requirements will apply to options granted under the Plan but a four month hold period, commencing from the date of grant of an option, will apply to all shares issued under an option.

  All options will be non-assignable and non-transferable.

  If the option holder ceases to be a director of LPT or ceases to be employed by LPT (other than by reason of death), as the case may be, then the option granted shall expire on no later than the 30th day following the date that the option holder ceases to be a director or ceases to be employed by LPT, subject to the terms and conditions set out in the Plan.

RISK FACTORS

The risk factors disclosed under "Lincoln Gold Corporation - Risk Factors" in respect of Lincoln's business will apply to the Resulting Issuer and should be considered in respect of the proposed business of the Resulting Issuer.

ESCROWED SECURITIES

In accordance with the policies of the TSXV, 2,000,000 LPT Shares (the "CPC Escrowed Shares") are presently held in escrow under an escrow agreement dated January 16, 2007 among LPT, Olympia Trust Company and the founding shareholders of LPT (the "CPC Escrow Agreement").

The CPC Escrow Agreement governing the CPC Escrowed Shares provides for a pro rata release of those shares as to 10% following the issuance of the Final Exchange Bulletin and 15% every six months thereafter for a period of 36 months.

The CPC Escrowed Shares are subject to the direction and determination of the TSXV. Specifically, the CPC Escrowed Shares may not be sold, assigned, hypothecated, transferred within escrow or otherwise dealt with in any manner without the consent of the TSXV.

The CPC Escrowed Shares were issued to the directors and officers of the Company and other "seed" shareholders. Pursuant to the Arrangement Agreement, at the completion of the Transaction all such Escrow Shares will be transferred to specified principals of the Resulting Issuer for total consideration of $130,000. The table below includes the details of such CPC Escrowed Shares expected to be held by the principals of the Resulting Issuer under the CPC Escrow Agreement at the completion of the Transaction.

In addition, the table includes the LPT Shares and LPT warrants that will be held by new principals of the Resulting Issuer that, prior to the completion of the Arrangement, were Lincoln Shareholders, Lincoln Warrantholders or LPT Shareholders. These securities will be held pursuant to a TSXV Value Escrow Agreement with Olympia Trust Company containing the same release schedule as described above in respect of the CPC Escrow Agreement.
	Prior to Giving Effect to the Transaction		After Giving Effect to the Transaction(1)
Name and Municipality of Residence of Securityholder	Number of securities held in escrow	Percentage of class	Number of securities to be held in escrow(2)	Percentage of class
Philip J. Walsh Vancouver, British Columbia	740,000 Shares	12.3%	Nil Shares	N/A
Laurence Liebowitz Vancouver, British Columbia	740,000 Shares	12.3%	Nil	N/A
You Gui Liu Vancouver, British Columbia	520,000 Shares	8.7%	Nil	N/A
Paul Saxton Vancouver, British Columbia	Nil	N/A	2,677,422 Shares(3)	5.0%
Andrew Milligan Vancouver, British Columbia	Nil	N/A	1,009,002 Shares(3) 139,500 Warrants(3)	1.9% 4.2%
Jeffrey L. Wilson Carson City, Nevada	Nil	N/A	606,622 Shares(3)	1.1%
Marc LeBlanc Vancouver, British Columbia	Nil	N/A	222,222 Shares(3)	0.4%
Herrick Lau Vancouver, British Columbia	Nil	N/A	228,889 Shares	0.4%

  Assumes completion of the Consolidation, the Arrangement, the issuance of 23,529,412 Post Consolidation LPT Shares under the Private Placement (which assumes the Private Placement raises $4,000,000 through the issue of Equity Units), the QT Finder's Fee and the issuance of 1,411,765 Post Consolidation LPT Shares under the PP Finder's Fee, all of which is anticipated to result in an aggregate of 53,199,510 outstanding LPT Shares and, assuming an Exchange Ratio of 0.31 under the Arrangement, 3,357,677 LPT share purchase warrants.

  Does not include the 10% release of escrow securities upon Completion of the Qualifying Transaction.

  Assumes an Exchange Ratio of 0.31 under the Arrangement.

AUDITORS

At the Closing the auditors of the Resulting Issuer will be LPT's current auditor, Manning Elliot LLP, Chartered Accountants of 1050 West Pender Street, 11th Floor, Vancouver, BC, V6E 3S7. Following the Closing the Resulting Issuer expects to change its auditors to Lincoln's current auditor, Davidson & Company LLP, Chartered Accountants of 1200, 609 Granville Street, Vancouver, British Columbia, V7Y 1G6.

REGISTRAR AND TRANSFER AGENT

The Registrar and Transfer Agent for LPT Shares will be Olympia Trust Company of 1900 Cathedral Place, 925 West Georgia Street, Vancouver, British Columbia, V6C 3L2..

MATERIAL CONTRACTS

Except for contracts made in the ordinary course of business, the following are the only material contracts, on a pro forma basis, entered into by LPT or Lincoln since the beginning of the last financial year ending before the date of this Information Circular or before the beginning of the last financial year ending before the date of the Information Circular for any material contract that is still in effect:

  Arrangement Agreement described under "The Arrangement - Arrangement Agreement".

  The Wheeler Lease described under "Lincoln Gold Corporation - General Development and Description of the Business - Project Summary".

  The Wilson Lease described under "Lincoln Gold Corporation - General Development and Description of the Business - Project Summary".

  The Bufa Option Agreement described under "Lincoln Gold Corporation - General Development and Description of the Business - Project Summary".

  The Saxton Letter Agreement described under "Lincoln Gold Corporation - Interest of Management and Others in Material Transactions - Lincoln Debt Postponement and Conversion".

  The Milligan Letter Agreement described under "Lincoln Gold Corporation - Interest of Management and Others in Material Transactions - Lincoln Debt Postponement and Conversion".

  The Wilson Letter Agreement described under "Lincoln Gold Corporation - Interest of Management and Others in Material Transactions - Lincoln Debt Postponement and Conversion".

  The Escrow Agreement described under "LPT - Escrowed Securities and Securities Subject to Contractual Restrictions on Transfer".

Copies of all such material contracts may be inspected at any time up to the Meetings during normal business hours at the business office at Suite 350, 885 Dunsmuir Street, Vancouver, British Columbia, V6C 1N5.

OTHER MATERIAL FACTS

There are no other material facts relating to the Resulting Issuer, on a pro forma basis, and not disclosed elsewhere in this Information Circular.

EXPERTS

The following persons or companies whose profession or business gives authority to a report, valuation, statement or opinion made by the person or company are named in this Information Circular as having prepared or certified that report, valuation, statement or opinion described in this Information Circular:

  David M.R. Stone, P.Eng., President of Minefill Services Inc., is the author and "qualified person" (within the meaning of NI 43-101) responsible for the preparation of the Pine Grove Technical Report.

  Richard W. Bybee, P.Geo is the author and qualified person responsible for the preparation of the La Bufa Technical Report.

  The information in this Information Circular under the headings "Summary - Summary of the Companies and the Transactions - The Arrangement - Income Tax Considerations" (as it relates to Canadian income tax considerations) and "The Arrangement - Certain Canadian Federal Income Tax Considerations" has been prepared by Lang Michener LLP.

  The information in this Information Circular under the heading "The Arrangement - Fairness Opinion" has been included in reliance upon the Fairness Opinion prepared by Stephen W. Semeniuk, CFA. The Fairness Opinion is also attached to this Information Circular as Schedule "G".

  Davidson & Company LLP, Chartered Accountants, issued the auditors' report on the annual financial statements of Lincoln for the years ended December 31, 2007, 2006 and 2005, which are included in this Information Circular. Davidson & Company LLP, Chartered Accountants, of Vancouver, British Columbia, report that they are independent of Lincoln in accordance with the rules of professional conduct in British Columbia, Canada. Davidson & Company LLP is registered with the Public Company Accounting Oversight Board and the Canadian Public Accountability Board.

  Manning Elliot LLP, Chartered Accountants, issued the auditors' report on the financial statements of LPT for the period from inception to December 31, 2006 and the annual financial statements of LPT for the year ended December 31, 2007, which are included in this Information Circular. Manning Elliot LLP, Chartered Accountants, of Vancouver, British Columbia, report that they are independent of Lincoln in accordance with the rules of professional conduct in British Columbia, Canada. Manning Elliot LLP is registered with the Public Company Accounting Oversight Board and the Canadian Public Accountability Board.

Based on information provided by the relevant persons in 1, 2, 3 and 4 above, none of such persons or companies has received or will receive any beneficial interests, direct or indirect, in any securities or other property of Lincoln or LPT or any of its associates or affiliates or is expected to be elected, appointed or employed as a director, officer or employee of Lincoln or LPT or of any of its associates or affiliates.

INFORMATION AND APPROVALS

The information contained or referred to in this Information Circular with respect to Lincoln has been furnished by Lincoln. LPT and its respective directors and officers have relied on the information relating to Lincoln provided by Lincoln and take no responsibility for any errors in such information or omissions therefrom. This Information Circular has been approved and authorized by the board of directors of LPT.

The information contained or referred to in this Information Circular with respect to LPT has been furnished by LPT. Lincoln and its respective directors and officers have relied on the information relating to LPT provided by LPT and take no responsibility for any errors in such information or omissions therefrom. This Information Circular has been approved and authorized by the board of directors of LPT.

ADDITIONAL INFORMATION AND FINANCIAL STATEMENTS

Additional information relating to LPT is on SEDAR at www.sedar.com. Financial information is provided in LPT's comparative financial statements and MD&A for its most recently completed financial year. Attached as Schedule "B-1" are LPT's unaudited interim financial statements for the nine months ended September 30, 2008, and attached as Schedule "B-2" are LPT's audited financial statements for the years ended December 31, 2007 and 2006.

Additional information relating to Lincoln is on SEDAR at www.sedar.com. Financial information is provided in Lincoln's comparative financial statements and MD&A for its most recently completed financial year. Attached as Schedule "C-1" are Lincoln's unaudited interim financial statements for the nine months ended September 30, 2008, and attached as Schedule "C-2" are Lincoln's audited financial statements for the years ended December 31, 2007, 2006 and 2005.

CERTIFICATE OF LPT CAPITAL LTD.

The foregoing constitutes full, true and plain disclosure of all material facts relating to the securities of LPT Capital Ltd. assuming Completion of the Qualifying Transaction.

DATED January 19, 2009

"Philip J. Walsh" Philip J. Walsh Chief Executive Officer	"Philip J. Walsh" Philip J. Walsh Chief Financial Officer

ON BEHALF OF THE BOARD OF DIRECTORS OF
LPT CAPITAL LTD.

"Laurence Liebowitz" Laurence Liebowitz Director	"You Gui Liu" You Gui Liu Director

CERTIFICATE OF LINCOLN GOLD CORPORATION

The foregoing as it relates to Lincoln Gold Corporation constitutes full, true and plain disclosure of all material facts relating to the securities of Lincoln Gold Corporation.

DATED January 19, 2009

"Paul Saxton" Paul Saxton Chief Executive Officer	"Nathalie Pilon" Nathalie Pilon Chief Financial Officer

ON BEHALF OF THE BOARD OF DIRECTORS OF
LINCOLN GOLD CORPORATION

"Andrew Milligan" Andrew Milligan Director	"Marc LeBlanc" Marc LeBlanc Director

ACKNOWLEDGEMENT - PERSONAL INFORMATION

"Personal Information" means any information about an identifiable individual, and includes information contained in any Items in the attached Information Circular that are analogous to Items 4.2, 11, 12.1, 15, 17.2, 18.2, 23, 24, 26, 31.3, 32, 33, 34, 35, 36, 37, 38, 40 and 41 of Form 3B1 of the TSX Venture Exchange, as applicable.

The undersigned hereby acknowledges and agrees that it has obtained the express written consent of each individual to:

  the disclosure of Personal Information by the undersigned to the Exchange (as defined in Appendix 6B of the Exchange Corporate Finance Manual) pursuant to Exchange Form 3B1; and

  the collection, use and disclosure of Personal Information by the Exchange for the purposes described in Appendix 6B of the Exchange Corporate Finance Manual or as otherwise identified by the Exchange, from time to time.

DATED January 19, 2009.
LPT CAPITAL LTD. Per: "Philip J. Walsh" Philip J. Walsh Chief Executive Officer and Director

SCHEDULE "A"

ARRANGEMENT RESOLUTION

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

  The arrangement as the same may be modified or amended (the "Arrangement") under the provisions of Division 5 of Part 9 of the Business Corporations Act (British Columbia), involving Lincoln Gold Corporation ("Lincoln") and its shareholders, all as more particularly described and set forth in the plan of arrangement (as may be modified or amended, the "Plan of Arrangement") substantially in the form of Exhibit I to the Arrangement Agreement, which is attached as Schedule "F" to the Information Circular of LPT Capital Ltd. and Lincoln dated January 19, 2009, is hereby authorized, approved and agreed to.

  The Plan of Arrangement, as the same may be modified or amended from time to time, is hereby approved and adopted.

  The Arrangement Agreement dated January 15, 2009 between LPT Capital Ltd., 0843037 B.C. Ltd. and Lincoln, as may be amended from time to time (the "Arrangement Agreement"), the actions of the directors of Lincoln in approving the Arrangement and the Arrangement Agreement, and the actions of the directors or officers of Lincoln in executing and delivering the Arrangement Agreement and causing the performance by Lincoln of its obligations thereunder be, and they are hereby confirmed, ratified, authorized and approved.

  Notwithstanding that these resolutions have been passed (and the Arrangement approved and agreed to) by the shareholders of Lincoln or that the Arrangement has been approved by the Supreme Court of British Columbia (the "Court"), the directors of Lincoln be, and they are hereby, authorized and empowered without further approval of the shareholders of Lincoln (i) to amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or Plan of Arrangement, and (ii) to not proceed with the Arrangement at a time prior to the Effective Time (as defined in the Plan of Arrangement).

  Any one director or officer of Lincoln be, and is hereby, authorized, empowered and instructed, acting for, in the name and on behalf of Lincoln, to execute or cause to be executed, under the seal of Lincoln or otherwise, and to deliver or to cause to be delivered, all such other documents and to do or to cause to be done all such other acts or things as in such person's opinion may be necessary or desirable in order to carry out the intent of the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document or the doing of such act or thing.

SCHEDULE "B-1"

LPT INTERIM FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008

(SEE ATTACHED)

SCHEDULE "B-2"

LPT AUDITED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007 and 2006

(SEE ATTACHED)

SCHEDULE "C-1"

LINCOLN INTERIM FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008

(SEE ATTACHED)

SCHEDULE "C-2"

LINCOLN AUDITED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

(SEE ATTACHED)

SCHEDULE "D-1"

LINCOLN MD&A FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008

(SEE ATTACHED)

SCHEDULE "D-2"

LINCOLN MD&A FOR THE YEAR ENDED DECEMBER 31, 2007

(SEE ATTACHED)

SCHEDULE "D-3"

LINCOLN MD&A FOR THE YEAR ENDED DECEMBER 31, 2006

(SEE ATTACHED)

SCHEDULE "E"

PRO FORMA LPT CONSOLIDATED FINANCIAL STATEMENTS

(SEE ATTACHED)

SCHEDULE "F"

ARRANGEMENT AGREEMENT WITH ATTACHED PLAN OF ARRANGEMENT

(SEE ATTACHED)

SCHEDULE "G"

FAIRNESS OPINION OF STEPHEN W. SEMENIUK

(SEE ATTACHED)

SCHEDULE "H"

INTERIM ORDER

(SEE ATTACHED)

SCHEDULE "I"

NOTICE OF APPLICATION FOR FINAL ORDER

(SEE ATTACHED)

SCHEDULE "J"

DISSENT PROVISIONS (ARRANGEMENT)

Pursuant to the Interim Order, registered Lincoln Shareholders have the right to dissent in respect of the Arrangement. Such right of dissent is described in the Information Circular. The full text of Part 8, Division 2 the BCBCA is set forth below. Note that certain provisions of such section have been modified by the Interim Order, a copy which is attached as Exhibit I to Schedule "F" to the Information Circular.

PART 8, DIVISION 2 OF THE
BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

Division 2 -- Dissent Proceedings

Definitions and application

237  (1) In this Division:

"dissenter" means a shareholder who, being entitled to do so, sends written notice of dissent when and as required by section 242;

"notice shares" means, in relation to a notice of dissent, the shares in respect of which dissent is being exercised under the notice of dissent;

"payout value" means,

(a) in the case of a dissent in respect of a resolution, the fair value that the notice shares had immediately before the passing of the resolution,

(b) in the case of a dissent in respect of an arrangement approved by a court order made under section 291 (2) (c) that permits dissent, the fair value that the notice shares had immediately before the passing of the resolution adopting the arrangement, or

(c) in the case of a dissent in respect of a matter approved or authorized by any other court order that permits dissent, the fair value that the notice shares had at the time specified by the court order, excluding any appreciation or depreciation in anticipation of the corporate action approved or authorized by the resolution or court order unless exclusion would be inequitable.

(2) This Division applies to any right of dissent exercisable by a shareholder except to the extent that

(a) the court orders otherwise, or

(b) in the case of a right of dissent authorized by a resolution referred to in section 238 (1) (g), the court orders otherwise or the resolution provides otherwise.

Right to dissent

238  (1) A shareholder of a company, whether or not the shareholder's shares carry the right to vote, is entitled to dissent as follows:

(a) under section 260, in respect of a resolution to alter the articles to alter restrictions on the powers of the company or on the business it is permitted to carry on;

(b) under section 272, in respect of a resolution to adopt an amalgamation agreement;

(c) under section 287, in respect of a resolution to approve an amalgamation under Division 4 of Part 9;

(d) in respect of a resolution to approve an arrangement, the terms of which arrangement permit dissent;

(e) under section 301 (5), in respect of a resolution to authorize or ratify the sale, lease or other disposition of all or substantially all of the company's undertaking;

(f) under section 309, in respect of a resolution to authorize the continuation of the company into a jurisdiction other than British Columbia;

(g) in respect of any other resolution, if dissent is authorized by the resolution;

(h) in respect of any court order that permits dissent.

(2) A shareholder wishing to dissent must

(a) prepare a separate notice of dissent under section 242 for

(i)  the shareholder, if the shareholder is dissenting on the shareholder's own behalf, and

(ii)  each other person who beneficially owns shares registered in the shareholder's name and on whose behalf the shareholder is dissenting,

(b) identify in each notice of dissent, in accordance with section 242 (4), the person on whose behalf dissent is being exercised in that notice of dissent, and

(c) dissent with respect to all of the shares, registered in the shareholder's name, of which the person identified under paragraph (b) of this subsection is the beneficial owner.

(3) Without limiting subsection (2), a person who wishes to have dissent exercised with respect to shares of which the person is the beneficial owner must

(a) dissent with respect to all of the shares, if any, of which the person is both the registered owner and the beneficial owner, and

(b) cause each shareholder who is a registered owner of any other shares of which the person is the beneficial owner to dissent with respect to all of those shares.

Waiver of right to dissent

239  (1) A shareholder may not waive generally a right to dissent but may, in writing, waive the right to dissent with respect to a particular corporate action.

(2) A shareholder wishing to waive a right of dissent with respect to a particular corporate action must

(a) provide to the company a separate waiver for

(i)  the shareholder, if the shareholder is providing a waiver on the shareholder's own behalf, and

(ii)  each other person who beneficially owns shares registered in the shareholder's name and on whose behalf the shareholder is providing a waiver, and

(b) identify in each waiver the person on whose behalf the waiver is made.

(3) If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on the shareholder's own behalf, the shareholder's right to dissent with respect to the particular corporate action terminates in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and this Division ceases to apply to

(a) the shareholder in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and

(b) any other shareholders, who are registered owners of shares beneficially owned by the first mentioned shareholder, in respect of the shares that are beneficially owned by the first mentioned shareholder.

(4) If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on behalf of a specified person who beneficially owns shares registered in the name of the shareholder, the right of shareholders who are registered owners of shares beneficially owned by that specified person to dissent on behalf of that specified person with respect to the particular corporate action terminates and this Division ceases to apply to those shareholders in respect of the shares that are beneficially owned by that specified person.

Notice of resolution

240  (1) If a resolution in respect of which a shareholder is entitled to dissent is to be considered at a meeting of shareholders, the company must, at least the prescribed number of days before the date of the proposed meeting, send to each of its shareholders, whether or not their shares carry the right to vote,

(a) a copy of the proposed resolution, and

(b) a notice of the meeting that specifies the date of the meeting, and contains a statement advising of the right to send a notice of dissent.

(2) If a resolution in respect of which a shareholder is entitled to dissent is to be passed as a consent resolution of shareholders or as a resolution of directors and the earliest date on which that resolution can be passed is specified in the resolution or in the statement referred to in paragraph (b), the company may, at least 21 days before that specified date, send to each of its shareholders, whether or not their shares carry the right to vote,

(a) a copy of the proposed resolution, and

(b) a statement advising of the right to send a notice of dissent.

(3) If a resolution in respect of which a shareholder is entitled to dissent was or is to be passed as a resolution of shareholders without the company complying with subsection (1) or (2), or was or is to be passed as a directors' resolution without the company complying with subsection (2), the company must, before or within 14 days after the passing of the resolution, send to each of its shareholders who has not, on behalf of every person who beneficially owns shares registered in the name of the shareholder, consented to the resolution or voted in favour of the resolution, whether or not their shares carry the right to vote,

(a) a copy of the resolution,

(b) a statement advising of the right to send a notice of dissent, and

(c) if the resolution has passed, notification of that fact and the date on which it was passed.

(4) Nothing in subsection (1), (2) or (3) gives a shareholder a right to vote in a meeting at which, or on a resolution on which, the shareholder would not otherwise be entitled to vote.

Notice of court orders

241  If a court order provides for a right of dissent, the company must, not later than 14 days after the date on which the company receives a copy of the entered order, send to each shareholder who is entitled to exercise that right of dissent

(a) a copy of the entered order, and

(b) a statement advising of the right to send a notice of dissent.

Notice of dissent

242  (1) A shareholder intending to dissent in respect of a resolution referred to in section 238 (1) (a), (b), (c), (d), (e) or (f) must,

(a) if the company has complied with section 240 (1) or (2), send written notice of dissent to the company at least 2 days before the date on which the resolution is to be passed or can be passed, as the case may be,

(b) if the company has complied with section 240 (3), send written notice of dissent to the company not more than 14 days after receiving the records referred to in that section, or

(c) if the company has not complied with section 240 (1), (2) or (3), send written notice of dissent to the company not more than 14 days after the later of

(i)  the date on which the shareholder learns that the resolution was passed, and

(ii)  the date on which the shareholder learns that the shareholder is entitled to dissent.

(2) A shareholder intending to dissent in respect of a resolution referred to in section 238 (1) (g) must send written notice of dissent to the company

(a) on or before the date specified by the resolution or in the statement referred to in section 240 (2) (b) or (3) (b) as the last date by which notice of dissent must be sent, or

(b) if the resolution or statement does not specify a date, in accordance with subsection (1) of this section.

(3) A shareholder intending to dissent under section 238 (1) (h) in respect of a court order that permits dissent must send written notice of dissent to the company

(a) within the number of days, specified by the court order, after the shareholder receives the records referred to in section 241, or

(b) if the court order does not specify the number of days referred to in paragraph (a) of this subsection, within 14 days after the shareholder receives the records referred to in section 241.

(4) A notice of dissent sent under this section must set out the number, and the class and series, if applicable, of the notice shares, and must set out whichever of the following is applicable:

(a) if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner and the shareholder owns no other shares of the company as beneficial owner, a statement to that effect;

(b) if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner but the shareholder owns other shares of the company as beneficial owner, a statement to that effect and

(i)  the names of the registered owners of those other shares,

(ii)  the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

(iii)  a statement that notices of dissent are being, or have been, sent in respect of all of those other shares;

(c) if dissent is being exercised by the shareholder on behalf of a beneficial owner who is not the dissenting shareholder, a statement to that effect and

(i)  the name and address of the beneficial owner, and

(ii)  a statement that the shareholder is dissenting in relation to all of the shares beneficially owned by the beneficial owner that are registered in the shareholder's name.

(5) The right of a shareholder to dissent on behalf of a beneficial owner of shares, including the shareholder, terminates and this Division ceases to apply to the shareholder in respect of that beneficial owner if subsections (1) to (4) of this section, as those subsections pertain to that beneficial owner, are not complied with.

Notice of intention to proceed

243  (1) A company that receives a notice of dissent under section 242 from a dissenter must,

(a) if the company intends to act on the authority of the resolution or court order in respect of which the notice of dissent was sent, send a notice to the dissenter promptly after the later of

(i)  the date on which the company forms the intention to proceed, and

(ii)  the date on which the notice of dissent was received, or

(b) if the company has acted on the authority of that resolution or court order, promptly send a notice to the dissenter.

(2) A notice sent under subsection (1) (a) or (b) of this section must

(a) be dated not earlier than the date on which the notice is sent,

(b) state that the company intends to act, or has acted, as the case may be, on the authority of the resolution or court order, and

(c) advise the dissenter of the manner in which dissent is to be completed under section 244.

Completion of dissent

244  (1) A dissenter who receives a notice under section 243 must, if the dissenter wishes to proceed with the dissent, send to the company or its transfer agent for the notice shares, within one month after the date of the notice,

(a) a written statement that the dissenter requires the company to purchase all of the notice shares,

(b) the certificates, if any, representing the notice shares, and

(c) if section 242 (4) (c) applies, a written statement that complies with subsection (2) of this section.

(2) The written statement referred to in subsection (1) (c) must

(a) be signed by the beneficial owner on whose behalf dissent is being exercised, and

(b) set out whether or not the beneficial owner is the beneficial owner of other shares of the company and, if so, set out

(i)  the names of the registered owners of those other shares,

(ii)  the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

(iii)  that dissent is being exercised in respect of all of those other shares.

(3) After the dissenter has complied with subsection (1),

(a) the dissenter is deemed to have sold to the company the notice shares, and

(b) the company is deemed to have purchased those shares, and must comply with section 245, whether or not it is authorized to do so by, and despite any restriction in, its memorandum or articles.

(4) Unless the court orders otherwise, if the dissenter fails to comply with subsection (1) of this section in relation to notice shares, the right of the dissenter to dissent with respect to those notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares.

(5) Unless the court orders otherwise, if a person on whose behalf dissent is being exercised in relation to a particular corporate action fails to ensure that every shareholder who is a registered owner of any of the shares beneficially owned by that person complies with subsection (1) of this section, the right of shareholders who are registered owners of shares beneficially owned by that person to dissent on behalf of that person with respect to that corporate action terminates and this Division, other than section 247, ceases to apply to those shareholders in respect of the shares that are beneficially owned by that person.

(6) A dissenter who has complied with subsection (1) of this section may not vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, other than under this Division.

Payment for notice shares

245  (1) A company and a dissenter who has complied with section 244 (1) may agree on the amount of the payout value of the notice shares and, in that event, the company must

(a) promptly pay that amount to the dissenter, or

(b) if subsection (5) of this section applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(2) A dissenter who has not entered into an agreement with the company under subsection (1) or the company may apply to the court and the court may

(a) determine the payout value of the notice shares of those dissenters who have not entered into an agreement with the company under subsection (1), or order that the payout value of those notice shares be established by arbitration or by reference to the registrar, or a referee, of the court,

(b) join in the application each dissenter, other than a dissenter who has entered into an agreement with the company under subsection (1), who has complied with section 244 (1), and

(c) make consequential orders and give directions it considers appropriate.

(3) Promptly after a determination of the payout value for notice shares has been made under subsection (2) (a) of this section, the company must

(a) pay to each dissenter who has complied with section 244 (1) in relation to those notice shares, other than a dissenter who has entered into an agreement with the company under subsection (1) of this section, the payout value applicable to that dissenter's notice shares, or

(b) if subsection (5) applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(4) If a dissenter receives a notice under subsection (1) (b) or (3) (b),

(a) the dissenter may, within 30 days after receipt, withdraw the dissenter's notice of dissent, in which case the company is deemed to consent to the withdrawal and this Division, other than section 247, ceases to apply to the dissenter with respect to the notice shares, or

(b) if the dissenter does not withdraw the notice of dissent in accordance with paragraph (a) of this subsection, the dissenter retains a status as a claimant against the company, to be paid as soon as the company is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the company but in priority to its shareholders.

(5) A company must not make a payment to a dissenter under this section if there are reasonable grounds for believing that

(a) the company is insolvent, or

(b) the payment would render the company insolvent.

Loss of right to dissent

246  The right of a dissenter to dissent with respect to notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares, if, before payment is made to the dissenter of the full amount of money to which the dissenter is entitled under section 245 in relation to those notice shares, any of the following events occur:

(a) the corporate action approved or authorized, or to be approved or authorized, by the resolution or court order in respect of which the notice of dissent was sent is abandoned;

(b) the resolution in respect of which the notice of dissent was sent does not pass;

(c) the resolution in respect of which the notice of dissent was sent is revoked before the corporate action approved or authorized by that resolution is taken;

(d) the notice of dissent was sent in respect of a resolution adopting an amalgamation agreement and the amalgamation is abandoned or, by the terms of the agreement, will not proceed;

(e) the arrangement in respect of which the notice of dissent was sent is abandoned or by its terms will not proceed;

(f) a court permanently enjoins or sets aside the corporate action approved or authorized by the resolution or court order in respect of which the notice of dissent was sent;

(g) with respect to the notice shares, the dissenter consents to, or votes in favour of, the resolution in respect of which the notice of dissent was sent;

(h) the notice of dissent is withdrawn with the written consent of the company;

(i) the court determines that the dissenter is not entitled to dissent under this Division or that the dissenter is not entitled to dissent with respect to the notice shares under this Division.

Shareholders entitled to return of shares and rights

247  If, under section 244 (4) or (5), 245 (4) (a) or 246, this Division, other than this section, ceases to apply to a dissenter with respect to notice shares,

(a) the company must return to the dissenter each of the applicable share certificates, if any, sent under section 244 (1) (b) or, if those share certificates are unavailable, replacements for those share certificates,

(b) the dissenter regains any ability lost under section 244 (6) to vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, and

(c) the dissenter must return any money that the company paid to the dissenter in respect of the notice shares under, or in purported compliance with, this Division.

SCHEDULE "K"

DISSENT PROVISIONS (CONTINUANCE)

Pursuant to the CBCA, registered Lincoln Shareholders have the right to dissent in respect of the Continuance. Such right of dissent is described in the Information Circular. The full text of section 190 of the CBCA is set forth below.

SECTION 190 OF THE
CANADA BUSINESS CORPORATIONS ACT

Right to dissent

190. (1) Subject to sections 191 and 241, a holder of shares of any class of a corporation may dissent if the corporation is subject to an order under paragraph 192(4)(d) that affects the holder or if the corporation resolves to

(a) amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue, transfer or ownership of shares of that class;

(b) amend its articles under section 173 to add, change or remove any restriction on the business or businesses that the corporation may carry on;

(c) amalgamate otherwise than under section 184;

(d) be continued under section 188;

(e) sell, lease or exchange all or substantially all its property under subsection 189(3); or

(f) carry out a going-private transaction or a squeeze-out transaction.

Further right

(2) A holder of shares of any class or series of shares entitled to vote under section 176 may dissent if the corporation resolves to amend its articles in a manner described in that section.

If one class of shares

(2.1) The right to dissent described in subsection (2) applies even if there is only one class of shares.

Payment for shares

(3) In addition to any other right the shareholder may have, but subject to subsection (26), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents or an order made under subsection 192(4) becomes effective, to be paid by the corporation the fair value of the shares in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted or the order was made.

No partial dissent

(4) A dissenting shareholder may only claim under this section with respect to all the shares of a class held on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

Objection

(5) A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting and of their right to dissent.

Notice of resolution

(6) The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (5) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn their objection.

Demand for payment

(7) A dissenting shareholder shall, within twenty days after receiving a notice under subsection (6) or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing

(a) the shareholder's name and address;

(b) the number and class of shares in respect of which the shareholder dissents; and

(c) a demand for payment of the fair value of such shares.

Share certificate

(8) A dissenting shareholder shall, within thirty days after sending a notice under subsection (7), send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent.

Forfeiture

(9) A dissenting shareholder who fails to comply with subsection (8) has no right to make a claim under this section.

Endorsing certificate

(10) A corporation or its transfer agent shall endorse on any share certificate received under subsection (8) a notice that the holder is a dissenting shareholder under this section and shall forthwith return the share certificates to the dissenting shareholder.

Suspension of rights

(11) On sending a notice under subsection (7), a dissenting shareholder ceases to have any rights as a shareholder other than to be paid the fair value of their shares as determined under this section except where

(a) the shareholder withdraws that notice before the corporation makes an offer under subsection (12),

(b) the corporation fails to make an offer in accordance with subsection (12) and the shareholder withdraws the notice, or

(c) the directors revoke a resolution to amend the articles under subsection 173(2) or 174(5), terminate an amalgamation agreement under subsection 183(6) or an application for continuance under subsection 188(6), or abandon a sale, lease or exchange under subsection 189(9), in which case the shareholder's rights are reinstated as of the date the notice was sent.

Offer to pay

(12) A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (7), send to each dissenting shareholder who has sent such notice

(a) a written offer to pay for their shares in an amount considered by the directors of the corporation to be the fair value, accompanied by a statement showing how the fair value was determined; or

(b) if subsection (26) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.

Same terms

(13) Every offer made under subsection (12) for shares of the same class or series shall be on the same terms.

Payment

(14) Subject to subsection (26), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (12) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.

Corporation may apply to court

(15) Where a corporation fails to make an offer under subsection (12), or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as a court may allow, apply to a court to fix a fair value for the shares of any dissenting shareholder.

Shareholder application to court

(16) If a corporation fails to apply to a court under subsection (15), a dissenting shareholder may apply to a court for the same purpose within a further period of twenty days or within such further period as a court may allow.

Venue

(17) An application under subsection (15) or (16) shall be made to a court having jurisdiction in the place where the corporation has its registered office or in the province where the dissenting shareholder resides if the corporation carries on business in that province.

No security for costs

(18) A dissenting shareholder is not required to give security for costs in an application made under subsection (15) or (16).

Parties

(19) On an application to a court under subsection (15) or (16),

(a) all dissenting shareholders whose shares have not been purchased by the corporation shall be joined as parties and are bound by the decision of the court; and

(b) the corporation shall notify each affected dissenting shareholder of the date, place and consequences of the application and of their right to appear and be heard in person or by counsel.

Powers of court

(20) On an application to a court under subsection (15) or (16), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall then fix a fair value for the shares of all dissenting shareholders.

Appraisers

(21) A court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.

Final order

(22) The final order of a court shall be rendered against the corporation in favour of each dissenting shareholder and for the amount of the shares as fixed by the court.

Interest

(23) A court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.

Notice that subsection (26) applies

(24) If subsection (26) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (22), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

Effect where subsection (26) applies

(25) If subsection (26) applies, a dissenting shareholder, by written notice delivered to the corporation within thirty days after receiving a notice under subsection (24), may

(a) withdraw their notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to their full rights as a shareholder; or

(b) retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

Limitation

(26) A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

(a) the corporation is or would after the payment be unable to pay its liabilities as they become due; or

(b) the realizable value of the corporation's assets would thereby be less than the aggregate of its liabilities.

SCHEDULE "L"

SUMMARY COMPARISON OF BCBCA TO CBCA

The following is a comparison of certain aspects of the BCBCA and the CBCA. This comparison is not meant to be exhaustive and reference should be made to the complete text of the CBCA, the BCBCA, Lincoln's by-laws and LPT's articles, as applicable.

Charter Documents

Under the BCBCA, the charter documents consist of a "notice of articles", which sets forth the name of a company and the amount and type of authorized capital, and "articles" (collectively, the "Charter Documents") which govern the management of a company. The notice of articles is filed with the Registrar of Companies and the articles are filed only with the company's registered and records office.

Under the CBCA, a company has "articles", which set forth the name of the company and the amount and type of authorized capital, and "bylaws" which govern the management of the company. The articles are filed with the Registrar of Corporations and the by-laws are filed only with the company's registered and records office.

Amendments to the Charter Documents of the Company

The CBCA requires a two-thirds majority vote to make substantive changes to the company's Charter Documents. Any substantive change to the corporate charter of a company under the BCBCA, such as an alteration of the restrictions, if any, of the business carried on by a company or an increase or reduction of the authorized capital of a company requires a special resolution passed by:

  the majority of votes that the articles of the company specify is required for the company to pass a special resolution at a general meeting, if that specified majority is at least two-thirds and not more than three-quarters of the votes cast on the resolution; or

  if the articles do not contain such a provision, a special resolution passed by at least two-thirds of the votes cast on the resolution.

The BCBCA does allow some limited capital alterations to be approved by a simple majority vote of shareholders or by the directors if the articles so provide.

Other fundamental changes pursuant to both the BCBCA and the CBCA, such as an alteration of the special rights and restrictions attached to issued shares or a proposed amalgamation or continuation of a company out of the jurisdiction, require a similar special resolution passed by the holders of shares of each class entitled to vote at a general meeting of the company and the holders of all classes of shares adversely affected by an alteration of special rights and restrictions.

Where an amalgamation agreement contains a provision that would entitle a class or series vote under section 176 of the CBCA, then such class or series may vote separately as a class or series. Each share of the company carries the right to vote in respect of the amalgamation whether or not it otherwise carries the right to vote. Under the BCBCA, similar rights apply.

Sale of Company's Undertaking

Under the BCBCA, a company may sell, lease or otherwise dispose of all or substantially all of the undertaking of the company only if it does so in the ordinary course of its business or if it has been authorized to do so by a special resolution passed by the majority of votes that the articles of the company specify is required for the company to pass a special resolution at a general meeting, if that specified majority is at least two-thirds and not more than three-quarters of the votes cast on the resolution or, if the articles do not contain such a provision, a special resolution passed by at least two-thirds of the votes cast on the resolution.

Under the CBCA, the approval of the shareholders of a company represented at a duly called meeting to which are attached not less than two thirds of the votes entitled to vote is required upon a sale, lease or exchange of all or substantially all of the property of the company, and, where a class or series is affected by the sale, lease or exchange in a manner different from another class or series, the holders of shares of that class or series are entitled to vote separately as a class or series. Each share of the company carries the right to vote in respect of the sale, lease or exchange whether or not it otherwise carries the right to vote.

Rights of Dissent and Appraisal

The BCBCA provides that shareholders who dissent to certain actions being taken by a company may exercise a right of dissent and require the company to purchase the shares held by such shareholder at the fair value of such shares. The dissent right is applicable where the company proposes to:

  adopt a resolution to alter the articles to alter restrictions on the powers of the company or on the business it is permitted to carry on;

  adopt a resolution to adopt an amalgamation agreement;

  adopt a resolution to approve an amalgamation into a foreign jurisdiction;

  adopt a resolution to approve an arrangement, the terms of which arrangement permit dissent;

  adopt a resolution to authorize or ratify the sale, lease or other disposition of all or substantially all of the company's undertaking;

  adopt a resolution to authorize the continuation of the company into a jurisdiction other than British Columbia;

  adopt any other resolution, if dissent is authorized by the resolution.

In addition, dissent rights will apply pursuant to any court order that permits dissent.

The CBCA contains a similar dissent remedy, although the procedure for exercising this remedy and some of the events which trigger a dissent remedy are different than that contained in the BCBCA.

Requisition of Meetings

The BCBCA provides that one or more shareholders of a company holding not less than 5% of the issued voting shares of a company may give notice to the directors requiring them to call and hold a general meeting. The CBCA provides a similar right.

Form of Proxy and Information Circular for Reporting Companies

The requirement for reporting issuers to provide a notice of a general meeting, a form of proxy and an information circular containing prescribed information regarding the matter to be dealt with at and conduct of a general meeting of shareholders is now governed by securities legislation and is not governed by the BCBCA. The CBCA contains mandatory proxy solicitation requirements for distributing corporations.

Place of Meetings

The BCBCA requires all meetings of shareholders to be held in British Columbia, or at a location outside of British Columbia if:

  the location is provided for in the articles;

  the articles do not restrict the company from approving a location outside of British Columbia for the holding of the general meeting and the location for the meeting is:

    approved by the resolution required by the articles for that purpose; or

    if no resolution is required for that purpose by the articles, approved by ordinary resolution; or

      the location for the meeting is approved in writing by the Registrar of Companies before the meeting is held.

The CBCA provides that meetings of shareholders must be held at the place within Canada provided by the by-laws, or in the absence of such provision, at the place within Canada that the directors determine. Also, meetings of shareholders may be held outside of Canada if the place is specified in the articles.

Directors

The BCBCA provides that a reporting company must have a minimum of three directors but does not impose any residency requirements on the directors.

The CBCA requires that at least 25% of directors be Canadian residents.

Oppression Remedies

Under the BCBCA, a shareholder of a company, and any other person whom the court considers to be an appropriate person to make an application, has the right to apply to court on the grounds that:

  the affairs of the company are being or have been conducted, or that the powers of the directors are being or have been exercised, in a manner oppressive to one or more of the shareholders, including the applicant, or some act of the company has been done or is threatened, or that some resolution of the shareholders or of the shareholders holding shares of a class or series of shares has been passed or is proposed, that is unfairly prejudicial to one or more of the shareholders, including the applicant.

On such an application, the court may make such order as it sees fit including an order to prohibit any act proposed by the company.

The CBCA contains rights that may be substantially broader in that they are available to a larger class of complainants specified in the CBCA. Under the CBCA, a securityholder, former securityholder, director, former director, officer, former officer of a company or any of its affiliates (a "Complainant"), the Director under the CBCA, or any other person who, in the discretion of a court, is a proper person to seek an oppression remedy may apply to a court for an order to rectify the matters complained of where, in respect of a company or any of its affiliates, any act or omission of the company or its affiliates effects a result, or the business or affairs of the company or its affiliates are or have been exercised in a manner, or the powers of the directors of the Company or any of its affiliates are or have been exercised in a manner, that is oppressive or unfairly prejudicial to, or that unfairly disregards the interest of, any security holder, creditor, director or officer.

Shareholder Derivative Actions

Under the BCBCA, a shareholder or director of a company, and any other person whom the court considers to be an appropriate person to make an application, may, with judicial leave, bring an action in the name and on behalf of the company to enforce an obligation owed to the company that could be enforced by the company itself or to obtain damages for any breach of such an obligation, whether the obligation arises under the BCBCA or otherwise.

A broader right to bring a derivative action is contained in the CBCA, and this right specifically extends to a Complainant and any person who, in the discretion of the court, is a proper person to make an application to court to bring a derivative action. In addition, the CBCA permits derivative actions to be commenced in the name and on behalf of a company or any of its subsidiaries.

Particulars of Lincoln's Articles and By-Laws and LPT's Charter Documents

Lincoln's articles and by-laws and LPT's Charter Documents contain similar provisions. The following are certain highlights of the articles and by-laws of Lincoln and the Charter Documents of LPT.

The authorized capital of Lincoln currently consists of an unlimited number of common shares. The authorized capital of LPT currently consists of an unlimited number of common shares.

Lincoln's by-laws provide that the quorum for the transaction of business at any meeting of the shareholders is at least two individuals holding, or representing by proxy the holder or holders of, shares carrying in the aggregate not less than five percent of the votes eligible to be cast at the meeting. LPT's articles provide that the quorum for the transaction of business at a meeting of shareholder is one person who is, or who represents by proxy, one or more shareholders who, in the aggregate, hold at least 5% of the issued shares entitled to be voted at the meeting.

LPT's articles stipulate that the majority of votes required for LPT to pass a special resolution at a meeting of shareholders is two-thirds of the votes cast on the resolution, which is the same majority specified for a special resolution under the CBCA.